      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1997


                          REGISTRATION STATEMENT NOS. 333-28213 AND 333-28213-01

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           REPUBLIC BANCSHARES, INC.
                              RBI CAPITAL TRUST I
    (Exact name of registrant and co-registrant as specified in its charter)

                          FLORIDA                                                     59-3347653
                          DELAWARE                                                   APPLIED FOR
              (State or other jurisdiction of                                      (I.R.S. Employer
               incorporation or organization)                                    Identification No.)

                             111 SECOND AVENUE N.E.
                         ST. PETERSBURG, FLORIDA 33701
                                 (813) 823-7300

         (Address, including zip code, and telephone number, including area code, of registrant's agent for service and principal executive offices)

                          CHRISTOPHER M. HUNTER, ESQ.
                   CORPORATE COUNSEL AND CORPORATE SECRETARY
                           REPUBLIC BANCSHARES, INC.
                             111 SECOND AVENUE N.E.
                         ST. PETERSBURG, FLORIDA 33701
                                 (813) 823-7300
           (Name, address, including zip code, and telephone number,
  including area code, of registrant's and co-registrant's agent for service)
                             ---------------------
                          Copies of communications to:

    JOHN A. BUCHMAN, ESQ.        CHESTER E. BACHELLER, ESQ.           ALISON W. MILLER, ESQ.
     HOLLAND & KNIGHT LLP           HOLLAND & KNIGHT LLP              MICHAEL I. KEYES, ESQ.
2100 PENNSYLVANIA AVENUE, N.W.       200 CENTRAL AVENUE              STEARNS, WEAVER, MILLER
 WASHINGTON, D.C. 20037-3202         ONE PROGRESS PLAZA        WEISSLER, ALHADEFF & SITTERSON, P.A.
        (202) 955-3000          ST. PETERSBURG, FLORIDA 33701              MUSEUM TOWER
                                       (813) 227-8500                150 WEST FLAGLER STREET
                                                                       MIAMI, FLORIDA 33130
                                                                          (305) 789-3500

                             ---------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statements for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 4, 1997



                          [REPUBLIC BANCSHARES LOGO]
                                 $25,000,000

                             RBI CAPITAL TRUST I



       2,500,000 SHARES OF       % CUMULATIVE TRUST PREFERRED SECURITIES


                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)


                      GUARANTEED, AS DESCRIBED HEREIN, BY


                           REPUBLIC BANCSHARES, INC.


     The      % Cumulative Trust Preferred Securities (the "Preferred
Securities") offered hereby represent preferred undivided beneficial interests in the assets of RBI Capital Trust I, a statutory business trust created under the laws of the State of Delaware ("RBI Capital"). Republic Bancshares, Inc., a Florida corporation (the "Company"), will own all the common securities representing undivided beneficial interests in the assets of RBI Capital (the "Common Securities" and, together with the Preferred Securities will be referred
to herein as the "Trust Securities").                   (continued on next page)


     Application has been made to list the Preferred Securities for quotation on The Nasdaq Stock Market's National Market under the symbol "REPBP." See "Risk Factors -- Absence of Market."
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 HEREOF FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE PREFERRED SECURITIES.

                             ---------------------
 THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK
    AND ARE NOT INSURED BY THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURER
                             OR GOVERNMENT AGENCY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

============================================================================================================
                                                      PRICE TO          UNDERWRITING         PROCEEDS TO
                                                       PUBLIC           COMMISSION(1)     RBI CAPITAL(2)(3)
------------------------------------------------------------------------------------------------------------
Per Preferred Security..........................       $10.00                (3)               $10.00
------------------------------------------------------------------------------------------------------------
Total(4)........................................     $25,000,000             (3)             $25,000,000
============================================================================================================

(1) RBI Capital and the Company have each agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deduction of expenses payable by the Company estimated at
    $          .
(3) In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures of the Company, the Company has agreed to pay to the Underwriters, as compensation for arranging the investment therein of such proceeds,
    $          per Preferred Security (or $          in the aggregate). See
    "Underwriting."
(4) RBI Capital and the Company have granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 375,000 aggregate liquidation amount of the Preferred Securities on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public and Proceeds to RBI Capital will be $28,750,000 and $28,750,000, respectively. See "Underwriting."

     The Preferred Securities are offered by the Underwriters subject to receipt and acceptance by them, prior sale and the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in book-entry form through the book-entry facilities of The Depository Trust
Company on or about             , 1997 against payment therefor in immediately
available funds.

[WILLIAM R. HOUGH & CO.]                                 [RYAN, BECK & CO LOGO]

              THE DATE OF THIS PROSPECTUS IS                , 1997

(cover page continued)


     Wilmington Trust Company is the Property Trustee (as defined herein) of RBI Capital. RBI Capital exists for the sole purpose of issuing the Trust Securities
and investing the gross proceeds thereof in an equivalent amount of      %
Junior Subordinated Debentures (the "Junior Subordinated Debentures") of the
Company. The Junior Subordinated Debentures will mature on             , 2027
(the "Stated Maturity"), which date may be shortened to a date not earlier than
            , 2002, if certain conditions are met (including the Company having received prior approval by the Board of Governors of the Federal Reserve System or any successor agency (the "Federal Reserve") if then required under applicable Federal Reserve capital guidelines or policies). The Common Securities will represent an aggregate liquidation amount equal to at least 3% of the total capital of RBI Capital. The Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See "Description of the Preferred Securities -- Redemption or Exchange -- Subordination of Common Securities."


     The Preferred Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depository ("DTC"). Beneficial interests in the global securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described under "Description of Preferred Securities," Preferred Securities in definitive form will not be issued and owners of beneficial interests in the global securities will not be considered holders of the Preferred Securities. Settlement for the Preferred Securities will be made in immediately available funds. The Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity for the Preferred Securities will therefore settle in immediately available funds.


     Holders of Preferred Securities are entitled to receive preferential
cumulative cash distributions, at the annual rate of      % of the liquidation
amount of $10 per Preferred Security (the "Liquidation Amount"), accruing from the date of original issuance and payable quarterly in arrears on the last day
of March, June, September and December of each year, commencing                ,
1997 (the "Distributions"). Such Distributions are considered under current law to be interest paid by the Company to the holders of Preferred Securities for United States federal income tax purposes. Interest on the Junior Subordinated Debentures will accrue at the same rate as distributions accrue on the Preferred Securities. The Company has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extended Interest Payment Period"); provided that no Extended Interest Payment Period may extend beyond the Stated Maturity. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, the Company may elect to begin a new Extended Interest Payment Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted to declare or pay any cash distributions with respect to debt securities that rank pari passu with or junior to the Junior Subordinated Debentures or with respect to its capital stock. During an Extended Interest Payment Period, interest on the Junior Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Preferred Securities are entitled will
accumulate) at the rate of      % per annum, compounded quarterly, and under
such circumstances holders of the Preferred Securities will be required to include interest income (in the form of original issue discount) in their gross income for United States Federal income tax purposes in advance of receipt of the Distributions with respect to such deferred interest payments. See "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period," "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount" and "-- Sales of Preferred Securities." The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. The Company believes that the mere existence of its right to defer interest payments should not cause the Preferred Securities to be issued with original issue discount for federal income tax purposes. However, it is possible that the Internal Revenue Service could take the position that the likelihood of deferral was not a remote contingency within the meaning of applicable Treasury Regulations. See "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period" and "Certain Federal Income Tax
Consequences -- Interest Income and Original Issue Discount."



     The Company and RBI Capital believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, an irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of RBI Capital under the Preferred Securities. See "Relationship Among the Preferred Securities, the

Junior Subordinated Debentures and the Guarantee -- Irrevocable and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by RBI Capital, as described herein. See "Description of the Guarantee -- General." If the Company does not make interest payments on the Junior Subordinated Debentures held by RBI Capital, RBI Capital will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when RBI Capital does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may in certain circumstances institute a legal proceeding directly against the Company pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See "Description of the Junior Subordinated
Debentures -- Enforcement of Certain Rights by Holders of the Preferred Securities." The obligations of the Company under the Guarantee with respect to the Preferred Securities are subordinate and junior in right of payment to all Senior Debt and Subordinated Debt (each as defined herein) of the Company. The Junior Subordinated Debentures are unsecured obligations of the Company and are also subordinated to all Senior Debt and Subordinated Debt of the Company, currently comprised of $6.0 million of the Company's 6.0% convertible subordinated debentures, due 2011 (the "6.0% Debentures"). The Company does not currently have any Senior Debt. See "Description of the Junior Subordinated Debentures -- Subordination."


     The Preferred Securities have no stated maturity. They are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption. Subject to prior approval of the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies, the Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after
            , 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event, or a Capital Treatment Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Preferred Securities -- Redemption or Exchange."

     The Company intends to take the position that the Junior Subordinated Debentures will be classified under current law as indebtedness of the Company for United States federal income tax purposes and, accordingly, the Company intends to treat the interest payable by the Company on the Junior Subordinated Debentures as deductible for United States federal income tax purposes. There is no assurance that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. See "Risk Factors -- Proposed Tax Legislation" and "Certain Federal Income Tax Consequences -- Classification of the Junior Subordinated Debentures."

     The Company, as the holder of the Common Securities, has the right at any time to dissolve, wind-up or terminate RBI Capital subject to the Company having received the prior approval of the Federal Reserve if then required under applicable Federal Reserve capital guidelines or policies. In the event of the voluntary or involuntary dissolution, winding up or termination of RBI Capital, after satisfaction of liabilities to creditors of RBI Capital as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Junior Subordinated Debenture, subject to certain exceptions. See "Description of the Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Termination."

     The Company will provide to the holders of the Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by the Company's independent auditors. The Company will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of the Preferred Securities who so request in writing addressed to the Secretary of the Company.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. ANY OF THE FOREGOING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT NOTICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    [MAP]

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                            THE COMPANY AND THE BANK


     Republic Bancshares, Inc. (the "Company") is a registered bank holding company formed in February 1996 for the primary purpose of becoming the holding company parent of Republic Bank (the "Bank"), a Florida-chartered commercial bank organized on December 13, 1973. The Bank is the largest independently-owned commercial bank headquartered on the west coast of Florida. The Bank provides a broad range of traditional banking services with a particular emphasis on residential and commercial real estate lending. Currently, the Bank's branch network consists of 35 branches in Pasco, Pinellas, Orange, Manatee, Hernando, Seminole and Sarasota Counties. At March 31, 1997, the Company's consolidated assets totaled $912.1 million, loans totaled $748.5 million, deposits totaled $829.1 million and stockholders' equity was $55.6 million. The Company is regulated by the Federal Reserve, and the Bank is regulated by the Florida Department of Banking and Finance ("Department") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank's deposits are insured by the FDIC, and the Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB").


     On May 28, 1993, William R. Hough and John W. Sapanski (together, the "Controlling Stockholders") acquired from the prior controlling stockholder over 99% of the outstanding common stock of the Bank (the "Change in Control"). Currently, Mr. Hough and Mr. Sapanski (and their respective affiliates and immediate family members) own shares of the Company's capital stock representing approximately 50.6% and 9.0%, respectively, of the total voting rights of the Company. Mr. Hough is a member of the Company's Board of Directors, and Mr. Sapanski serves as the Company's Chairman of the Board, President and Chief Executive Officer.


     After the Change in Control, the Bank began to implement a program of expanding its branches and lines of business. On December 17, 1993, the Bank acquired 12 branches from CrossLand Savings FSB ("CrossLand"), a federal stock savings bank, assumed deposits of $327.7 million held at the acquired branches and purchased from CrossLand loans secured by real estate and other real estate ("ORE") amounting to $201.6 million (the "CrossLand Purchase and Assumption"). The CrossLand Purchase and Assumption transactions more than doubled the Bank's size, increasing total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993. Additionally, the new branches expanded the Bank's market area to include Manatee and Sarasota counties and more than doubled the branch network to a total of 19 branches.


     During the latter part of 1994 and throughout 1995, the Bank continued to pursue a strategy of increasing its retail banking presence on the west coast of Florida. The Bank opened thirteen de novo branches, increasing market presence in existing counties and providing entry into Pasco County.


     During 1996, the Company focused on enhancing its residential lending capabilities. Through internal growth and the addition of the Bank's new mortgage banking division, the Company added six loan production offices in Florida and one loan production office in Boston, Massachusetts. These offices expanded the Company's product line to include government-insured first mortgage loans, "Title I" home improvement loans and high loan-to-value debt consolidation loans. In the fourth quarter of 1996, the Bank also added a wholesale lending operation that purchases loans from third-party originators for resale. The Company sells substantially all the loan production from its mortgage banking division as whole loans or securities.



     In 1997, the Company again pursued geographic expansion. In January, the Company expanded into Hernando County by opening a de novo branch. In April, the Company acquired Firstate Financial, F.A. ("Firstate"), a thrift institution headquartered in Orlando, Florida, for a cash purchase price of $5.5 million (the "Firstate Acquisition"). At March 31, 1997, Firstate had total assets of $72.0 million, total deposits of $68.1 million and operated a branch in each of Orange and Seminole Counties. The Firstate Acquisition increased the Company's presence in central Florida, where the Company previously operated a loan production facility but had no branches. See "Pro Forma Financial Data."



     Also in April 1997, the Company and F.F.O. Financial Group, Inc. ("FFO"), St. Cloud, Florida, the holding company parent of First Federal Savings and Loan Association of Osceola County, entered into an Agreement and Plan of Merger (the "FFO Agreement") pursuant to which FFO will be merged into the Company in a stock transaction (the "FFO Merger"). FFO has 11 branches in Osceola, Orange and Brevard counties and, at March 31, 1997, had total assets of $320.0 million, total loans of $226.1 million and total deposits of $285.7 million. If consummated, the FFO Merger would increase the total assets of the Company to approximately $1.3 billion, expand its network of branches from 35 to 46, and increase the number of counties served by the Company's branches from six to eight. See "Pro Forma Financial Data." William R. Hough, one of the Company's Controlling Stockholders, also owns a majority interest in FFO. Consummation of the transaction is subject to regulatory and shareholder approval. Either party has the right to terminate the FFO Agreement if the FFO Merger does not occur by November 1, 1997.


     The principal executive offices of the Company are located at 111 Second Avenue N.E., Suite 300, St. Petersburg, Florida, 33701, and its telephone number is (813) 823-7300.


                               BUSINESS STRATEGY



     The Company's business strategy entails (i) originating and purchasing real estate-secured loans for portfolio and sale and originating business and consumer loans for portfolio; (ii) improving market share and expanding its market area through acquisitions of financial institutions and de novo branching; (iii) increasing non-interest income through expanded mortgage banking activities and emphasizing commercial and retail checking relationships; and (iv) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk and enhancing profitability.


     The Company's business strategy has resulted in:


     - Increased Earnings -- In 1994 and 1995 earnings before taxes and amortization of negative goodwill were $4.7 million and $6.1 million, respectively. In 1996, earnings before taxes and the one-time SAIF special assessment were $8.6 million. In the three months ended March 31, 1997, earnings before taxes totaled $2.6 million. The Company has sold its Title 1 and debt consolidation loan originations on a whole loan basis since it began originating them in late 1996, but, in the future, may securitize those loans. If that strategy is implemented, it is likely that earnings in the near term will be reduced as the recognition of revenue relating to such loans is deferred to future quarters when the loans are securitized.



     - Expanded Branch Network -- Since the Change of Control in May 1993, the Company has expanded its branch network from seven branches in northern Pinellas County to its current 35 branches in Hernando, Pasco, Pinellas, Manatee, Sarasota, Seminole and Orange Counties. Further market expansion will occur upon consummation of the FFO Merger later this year which will add 11 branches in the central Florida market, including five in Osceola County, five in Brevard County, and one in Orange County, bringing the total number of branches to 46.


     - Increased Levels and Sources of Noninterest Income -- The Company has expanded its sources and amounts of fee income by emphasizing mortgage banking activities and new products, including a program that generates fee income for the Company when the Company's checking account customers utilize the travel and other services of certain third-party providers.


     - Improved Asset Quality Ratios -- The assets acquired in the Change of Control and the CrossLand Purchase and Assumption included significant levels of nonperforming assets. As a result, the Company's nonperforming assets-to-total assets ratio was 4.95% at year-end 1993. This ratio was reduced to 2.58% at March 31, 1997. This reduction was achieved primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions and growth in the loan portfolio. Virtually none of the Company's nonperforming assets were originated following the Change in Control in 1993.


     - Management of Interest Rate Risk -- One of the Company's primary objectives is to reduce fluctuations in net interest income caused by changes in market interest rates. To manage interest rate risk, the Company generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and actively manages the maturities within the investment portfolio. The Company believes, based on its experience, that, as of March 31, 1997, the anticipated dollar amounts of assets and liabilities which reprice or mature within a one-year time horizon were closely matched.



                              RBI CAPITAL TRUST I


     RBI Capital is a statutory business trust formed under Delaware law pursuant to (i) an initial trust agreement, dated as of May 29, 1997, executed by the Company, as depositor, Wilmington Trust Company, as Property Trustee (the "Property Trustee") and as Delaware Trustee (the "Delaware Trustee"), and the administrative trustees (the "Administrative Trustees") named therein (collectively, the "Trustees"), and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on May 29, 1997. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities and the Company will acquire all of the Common Securities, which will represent an aggregate liquidation amount equal to at least 3.0% of the total capital of RBI Capital. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities -- Subordination of Common Securities." RBI Capital exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of RBI Capital, (ii) investing the gross proceeds of the Trust Securities in an equivalent amount of the Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Junior Subordinated Debentures and payments thereunder will be the only assets of RBI Capital, and payments under the Junior Subordinated Debentures will be the only revenue of RBI Capital. RBI Capital has a term of 31 years, but may terminate earlier as provided in the Trust Agreement.

     The principal executive office of RBI Capital is located at 111 Second Avenue N.E., St. Petersburg, Florida 33701, and its telephone number is (813) 823-7300.


                                  THE OFFERING


Securities Offered.........  2,500,000 Preferred Securities having no stated
                             maturity and a Liquidation Amount of $10 per Preferred Security. The Preferred Securities represent preferred undivided beneficial interests in the assets of RBI Capital, which will consist solely of the Junior Subordinated Debentures and payments thereunder. RBI Capital has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 375,000 Preferred Securities on the same terms and conditions as the initial offering, solely to cover over-allotments, if any.

Offering Price.............  $10 per Preferred Security (Liquidation Amount
                             $10).

Distributions..............  The Distributions payable on each Preferred
                             Security will be fixed at a rate per annum of   %
                             of the Liquidation Amount of $10 per Preferred Security, will be cumulative, will accrue from the date of issuance of the Preferred Securities, and will be payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year,
                             commencing               , 1997. See "Description
                             of the Preferred
                             Securities -- Distributions -- Payment of
                             Distributions."

Junior Subordinated
  Debentures...............  RBI Capital will invest the gross proceeds from the issuance of the Preferred Securities and Common
                             Securities in an equivalent amount of   % Junior
                             Subordinated Debentures of the Company. The Junior Subordinated Debentures will mature on
                                    , 2027 (the "Stated Maturity"). The Junior
                             Subordinated Debentures will rank subordinate and junior in right of payment to all existing and future Senior Debt and Subordinated Debt of the Company. In addition, the Company's obligations under the Junior Subordinated Debentures will be structurally subordinated to all existing and future liabilities and obligations of its subsidiaries.


Option to Extend Interest
  Payment Period...........  The Company has the right, at any time, so long as no Debenture Event of Default has occurred and is continuing, to defer payments of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters; provided, that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. During an Extended Interest Payment Period, quarterly Distributions on the Preferred Securities will be deferred, though such Distributions will continue to accrue with interest thereon compounded quarterly just as interest will continue to accrue and compound on the Junior Subordinated Debentures.



                             During an Extended Interest Payment Period, the Company and any subsidiary will be prohibited, subject to certain exceptions described herein, from declaring or paying any cash distributions with respect to its debt securities that rank pari passu with or junior to the Junior Subordinated Debentures or with respect to its capital stock. Upon the termination of any Extended Interest Payment Period and the payment of all amounts then due, the Company may commence a new Extended Interest Payment Period, subject to the foregoing restrictions. See "Description of the Preferred Securities -- Distributions -- Extended Interest Payment Period" and "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period." Should an Extended Interest Payment Period occur, holders of Preferred Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash Distributions with respect to such deferred interest payments. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount." The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.


Redemption.................  The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at the Stated Maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable Federal Reserve capital guidelines or policies, the Junior Subordinated Debentures are redeemable prior to the Stated Maturity at the option of the Company (i) on or after 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures so redeemed, together with any accrued but unpaid interest to the date fixed for redemption. See "Description of the Junior Subordinated
                             Debentures -- Redemption or Exchange."

Distribution of Junior
  Subordinated
  Debentures...............  Subject to receipt of any required Federal Reserve approvals, the Company, as the holder of the Common Securities, also has the right at any time to terminate RBI Capital and cause the Junior Subordinated Debentures to be distributed to holders of Preferred Securities in liquidation of RBI Capital. See "Description of the Preferred Securities -- Redemption or Exchange" and "Description of the Preferred
                             Securities -- Liquidation Distribution Upon
                             Termination."


Guarantee..................  The Company has guaranteed the payment of
                             Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by RBI Capital, as described herein. The Company and RBI Capital believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement provide, in the aggregate, an irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of RBI Capital relating to the Preferred Securities. If the Company does not make principal or interest payments on the Junior Subordinated Debentures, however, RBI Capital will not have sufficient funds to make distributions on the Preferred Securities; in which event, the Guarantee will not apply to such Distributions unless and until RBI Capital has sufficient funds available therefor. The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt and Subordinated Debt of the Company. See "Description of the Guarantee."


Voting Rights..............  Except in limited circumstances, the holders of the
                             Preferred Securities will have no voting rights in RBI Capital. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

Use of Proceeds............  The gross proceeds received from the sale of the
                             Preferred Securities offered hereby will be used by RBI Capital to purchase the Junior Subordinated Debentures from the Company. The net proceeds from the sale of the Junior Subordinated Debentures will be contributed by the Company to the capital of the Bank where they will be utilized by the Bank for general corporate purposes, including working capital, financing possible future acquisitions and market expansion and for supporting growth. See "Use of Proceeds."

Nasdaq National Market
  Symbol...................  Application has been made to have the Preferred
                             Securities listed for quotation on The Nasdaq Stock Market's National Market under the symbol REPBP.

                                  RISK FACTORS

     Before making an investment decision, prospective investors should consider all of the information contained in this Prospectus. In particular, prospective investors should evaluate the factors discussed under "Risk Factors."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The Summary Consolidated Financial Data presented below has been derived from the audited Consolidated Financial Statements of the Company and, prior to 1996, the Bank and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere within.


                             THREE MONTHS ENDED                                               SEVEN MONTHS ENDED
                                  MARCH 31,                YEARS ENDED DECEMBER 31,              DECEMBER 31,
                           -----------------------   ------------------------------------   -----------------------
                              1997         1996         1996         1995         1994         1994         1993
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                 (UNAUDITED)                                                (UNAUDITED)
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Interest income........  $   18,070   $   15,862   $   66,947   $   57,863   $   37,115   $   23,684   $    7,331
  Interest expense.......       8,969        7,927       32,926       30,001       16,871       10,711        3,110
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income....       9,101        7,935       34,021       27,862       20,244       12,973        4,221
  Loan loss provision....       1,138          450        1,800        1,685        1,575        1,263          709
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income
    after loan loss
    provision............       7,963        7,485       32,221       26,177       18,669       11,710        3,512
  Other noninterest
    income...............       3,124          678        4,409        2,751        2,612        1,758        1,411
  Gain on sale of ORE
    held for
    investment...........          --           --        1,207           --           --           --           --
  General and
    administrative
    ("G&A") expenses.....       8,240        5,956       27,352       22,119       14,916        9,308        3,700
  SAIF special
    assessment(1)........          --           --        2,539           --           --           --           --
  Provision for losses on
    ORE..................         170          180        1,611           --           10           10           20
  Other noninterest
    expense..............         110          124          319          739        1,691        1,417          600
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income before
    income taxes &
    goodwill accretion...       2,567        1,903        6,016        6,070        4,664        2,733          603
  Accretion of negative
    goodwill.............          --           --           --        1,578        2,705        1,578        1,579
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income before
    income taxes.........       2,567        1,903        6,016        7,648        7,369        4,311        2,182
  Income tax provision...         964          699        2,232        1,875          468          268           --
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income.............  $    1,603   $    1,204   $    3,784   $    5,773   $    6,901   $    4,043   $    2,182
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
  Earnings per share --
    total................  $      .32   $      .24   $      .76   $     1.26   $     1.67   $      .98   $     1.12
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Earnings per share --
    excluding negative
    goodwill.............  $      .32   $      .24   $      .76   $      .92   $     1.02   $      .60   $      .31
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Weighted average shares
    outstanding..........   4,980,167    4,953,119    4,952,937    4,562,642    4,136,790    4,141,322    1,951,231
BALANCE SHEET DATA:
  Total assets...........  $  912,093   $  802,363   $  907,868   $  801,995   $  626,445   $  626,445   $  531,312
  Investment & mortgage
    backed securities....      63,198       51,481       94,989       64,801       40,271       40,271       37,382
  Loans, net of unearned
    income...............     748,493      676,658      742,994      669,416      516,335      516,335      316,483
  Allowance for loan
    losses...............      13,508       14,746       13,134       14,910        7,065        7,065        6,539
  Deposits...............     829,060      742,082      827,980      743,105      583,885      583,885      494,316
  Negative goodwill......          --           --           --           --        1,578        1,578        4,283
  Stockholders' equity...      55,579       52,047       54,319       50,903       36,165       36,165       29,454

                             THREE MONTHS ENDED                                               SEVEN MONTHS ENDED
                                  MARCH 31,                YEARS ENDED DECEMBER 31,              DECEMBER 31,
                           -----------------------   ------------------------------------   -----------------------
                              1997         1996         1996         1995         1994         1994         1993
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
SELECTED FINANCIAL
  RATIOS(2):
  Return on average
    assets...............         .72%         .60%         .45%         .77%        1.25%        1.20%        1.99%
  Return on average
    equity...............       12.10         9.57         7.31        13.47        21.34        20.68        39.17
  Net interest spread....        3.83         3.83         3.96         3.67         3.78         4.06         3.45
  Net interest margin....        4.12         4.14         4.28         3.95         3.96         4.25         4.22
  G&A expense to average
    assets...............        3.63         2.96         3.28         2.96         2.74         2.79         3.94
  G&A efficiency ratio...       67.40        69.15        68.98        72.25        65.26        62.02        65.70
  Non-accrual loans to
    loans................        2.27         2.22         2.15         2.04         2.51         2.51         5.05
  Nonperforming assets to
    total assets.........        2.58         3.02         2.51         2.93         3.59         3.59         4.95
  Loan loss allowance to
    loans(3).............        1.91         2.18         1.86         2.24         1.37         1.37         2.07
  Loan loss allowance to
    nonperforming
    loans(3).............       82.81        96.47        84.93        90.47        53.36        53.36        39.12
RATIO OF EARNINGS TO
  FIXED CHARGES(4):
  Including interest on
    deposits.............        1.29         1.25         1.19         1.26         1.45         1.42         1.70
  Excluding interest on
    deposits.............       37.79       206.17        78.41       298.53       235.62       156.92       756.00
OTHER DATA (AT
  PERIOD-END):
  Number of branches.....          33           32           32           32           21           21           19
  Number of full-time
    equivalent
    employees............         644          432          637          421          300          300          179


---------------

(1) The SAIF special assessment is a one-time charge. See
    "Business -- Supervision and Regulation -- Deposit Insurance."
(2) Annualized.
(3) See "Business -- Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.

(4) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemptions. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).

                                                                 FIVE MONTHS ENDED       YEAR ENDED
                                                                      MAY 31,           DECEMBER 31,
                                                              -----------------------   -------------
                                                                 1994         1993          1992
                                                              -----------   ---------   -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                               DATA)
OPERATING DATA:
  Interest income...........................................   $   13,431    $  4,848      $   11,845
  Interest expense..........................................        6,160       1,970           6,054
                                                               ----------    --------      ----------
  Net interest income.......................................        7,271       2,878           5,791
  Loan loss provision.......................................          312         379             520
                                                               ----------    --------      ----------
  Net interest income after loan loss provision.............        6,959       2,499           5,271
  Other noninterest income..................................          854         743           1,679
  G&A expenses..............................................        5,608       2,699           5,748
  Provision for losses on ORE...............................           --       1,214             230
  Other noninterest expense.................................          274         443             715
                                                               ----------    --------      ----------
  Net income (loss) before income taxes and goodwill
    accretion...............................................        1,931      (1,114)            257
  Accretion of negative goodwill............................        1,127          --              --
                                                               ----------    --------      ----------
  Net income (loss) before income taxes.....................        3,058      (1,114)            257
  Income tax provision (benefit)............................          200           0               0
                                                               ----------    --------      ----------
  Net income (loss).........................................   $    2,858    $ (1,114)     $      257
                                                               ==========    ========      ==========
PER SHARE DATA:
  Earnings (loss) per share -- total........................   $     1.67    $  (1.00)     $     0.23
                                                               ==========    ========      ==========
  Earnings (loss) per share -- excluding negative
    goodwill................................................   $     1.01    $  (1.00)     $     0.23
                                                               ==========    ========      ==========
  Weighted average shares outstanding.......................    4,134,420   1,117,192       1,106,459
BALANCE SHEET DATA:
  Total assets..............................................   $  508,642    $168,741      $  168,810
  Investment securities.....................................       52,571      27,433          24,276
  Loans net of unearned income..............................      396,144     111,292         110,715
  Allowance for loan losses.................................        6,828       1,866           1,958
  Negative goodwill.........................................        3,156       5,861              --
  Deposits..................................................      469,461     153,660         154,984
  Stockholder's equity......................................       32,234       8,058          12,215
SELECTED FINANCIAL RATIOS(1):
  Return on average assets..................................        1.33%       (1.61)%         0.15%
  Return on average equity..................................        22.34      (21.75)           2.12
  Net interest spread.......................................         3.48        4.21            3.51
  Net interest margin.......................................         3.67        4.66            3.95
  G&A expense to average assets.............................         2.40        6.28            4.01
  G&A efficiency ratio......................................        67.32       74.54           76.95
  Non-accrual loans to loans................................         4.36        2.27            3.20
  Nonperforming assets to total assets......................         5.64        5.89            7.55
  Loan loss allowance to loans(2)...........................         1.72        1.68            1.77
  Loan loss allowance to nonperforming loans(2).............        23.58       73.03           54.98
RATIO OF EARNINGS TO FIXED CHARGES(3):
  Including interest on deposits............................         1.51        0.43            1.04
  Excluding interest on deposits............................       928.40      171.20          332.16
OTHER DATA (AT PERIOD-END):
  Number of branches........................................           19           7               7
  Number of full-time equivalent employees..................          223          96              90


---------------

(1) Annualized.
(2) See "Business -- Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.

(3) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemptions. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).

                                  RISK FACTORS

     An investment in the Preferred Securities involves a high degree of risk. Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following factors in evaluating the Company, its business and RBI Capital before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this Prospectus, or in the documents incorporated by reference herein, the words "anticipate", "believe", "estimate", "may", "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and RBI Capital. It should be recognized that other risks, including general economic factors and business strategies, may be significant, presently or in the future, and the risks set forth below may affect the Company and RBI Capital to a greater extent than indicated.

SOURCE OF PAYMENTS TO HOLDERS OF PREFERRED SECURITIES

     The ability of RBI Capital to pay amounts due on the Preferred Securities is entirely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required. As a holding company without significant assets other than the capital stock of the Bank, the ability of the Company to pay interest on the principal of the Junior Subordinated Debentures to RBI Capital (and consequently, RBI Capital's ability to pay Distributions on the Preferred Securities and the Company's ability to pay its obligations under the Guarantee) will be significantly dependent on the ability of the Bank to pay dividends to the Company in amounts sufficient to service the Company's obligations. The Company is currently obligated to pay $360,000 in annual interest on its 6.0% Debentures, and to make any other payments with respect to securities issued by the Company in the future which are pari passu or have a preference over the Junior Subordinated Debentures issued to RBI Capital with respect to the payment of principal, interest or dividends. There is no restriction on the ability of the Company to issue, or limitations on the amount of, securities which are pari passu or have a preference over the Junior Subordinated Debentures issued to RBI Capital, nor is there any restriction on the ability of the Bank to issue additional capital stock or incur additional indebtedness.


     The Bank's ability to pay dividends or make other capital distributions to the Company is governed by both federal and Florida law and regulations promulgated by the FDIC and the Department, and is based on the Bank's regulatory capital levels and net income. Under the FDIC's capital regulations, the Bank is prohibited from making a capital distribution that would cause it to become "undercapitalized" or if it is already undercapitalized (i.e., has a risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a leverage ratio of less than 4.0%). Under the Florida Financial Institutions Code, the prior approval of the Department is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two years. As of March 31, 1997, the Bank had $6.5 million available for distribution as dividends to the Company. There is no assurance that the Bank will be in a position to make dividend payments to the Company in an amount sufficient for the Company to service the Junior Subordinated Debentures or for RBI Capital to pay amounts due on the Preferred Securities.


RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES

     The obligations of the Company under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Junior Subordinated Debentures issued to RBI Capital are unsecured and rank subordinate and junior in right of payment to all existing and future Senior Debt and Subordinated Debt of the

Company. At March 31, 1997, the aggregate outstanding Subordinated Debt of the Company was approximately $6.0 million and there was no Senior Debt outstanding. Only the capital stock of the Company is currently junior in right of payment to the Junior Subordinated Debentures issued to RBI Capital. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of a subsidiary, including the Bank, upon a liquidation or reorganization or otherwise of such subsidiary (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of the subsidiary (including depositors in the Bank), except to the extent that the Company may itself be recognized as a creditor of the subsidiary. If the Company is a creditor of a subsidiary, the claims of the Company would be subject to any prior security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that of the Company. The Junior Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank. At March 31, 1997, the Bank had liabilities of $856.5 million (including $829.1 million in deposits). Holders of Junior Subordinated Debentures and the Preferred Securities should look only to the assets of the Company for payments on the Junior Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt and Subordinated Debt, that may be incurred by the Company or any of its subsidiaries. See "Description of the Guarantee -- Status of the Guarantee" and "Description of the Junior Subordinated Debentures -- Subordination."



OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES


     The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extended Interest Payment Period; provided that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. In the event of any such deferral, quarterly Distributions on the Preferred Securities by RBI Capital will be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate additional
Distributions thereon at the rate of      % per annum, compounded quarterly from
the relevant payment date for such Distributions) during such Extended Interest Payment Period. During any such Extended Interest Payment Period, the Company may not and may not permit any subsidiary to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in any class of the Company's capital stock, (c) any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto and (d) purchases of the Company's capital stock related to the rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that no Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extended Interest Payment Period and the payment of all interest then accrued and unpaid (together with
interest thereon at the annual rate of      % compounded quarterly, to the
extent permitted by applicable law), the Company may elect to begin a new Extended Interest Payment Period, subject to the above restrictions. Subject only to compliance with the foregoing, there is no limit on the number of times that the Company may elect to begin an Extended Interest Payment Period so long as no Debenture Event of Default has occurred and is continuing. See "Description of the Preferred Securities --

Distributions -- Extended Interest Payment Period" and "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period."


     Should an Extended Interest Payment Period occur, each holder of Preferred Securities will be required to accrue and recognize as income (in the form of original issue discount) in respect of its pro rata share of the interest accruing on the Junior Subordinated Debentures held by RBI Capital for United States federal income tax purposes. A holder of Preferred Securities would, as a result, be required to include such income in gross income for United States federal income tax purposes in advance of the receipt of Distributions, and will not receive the cash related to such income from RBI Capital if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax
Consequences -- Interest Income and Original Issue Discount." See also
"-- Absence of Prior Public Market for the Preferred Securities; Trading Price and Tax Considerations."


     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should the Company elect to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. As a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that do not provide for such optional deferrals.

PROPOSED TAX LEGISLATION

     On February 6, 1997, President Clinton released his budget proposals for fiscal year 1998. One of the revenue provisions of those proposals would generally deny interest deductions for interest on an instrument such as the Junior Subordinated Debentures which is issued by a corporation that has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. If enacted as proposed by the President, this provision would be effective for instruments issued on or after the date of first action by a Congressional committee with respect to the proposal. It is not clear from the President's proposals as to what constitutes Congressional "committee action" with respect to this proposal. If the provision were enacted and were to apply to the Junior Subordinated Debentures, the Company would no longer be able to deduct interest on the Junior Subordinated Debentures as it would be permitted to do so under current law. There is no assurance that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures or will not give rise to a Tax Event. A Tax Event would permit the Company, upon receipt of Federal Reserve approval if then required under applicable Federal Reserve capital guidelines or policies, to cause a redemption of the Preferred
Securities before, as well as after,             , 2002. See "Description of the
Junior Subordinated Debentures -- Redemption or Exchange -- Tax Event Redemption, Investment Company Event Redemption or Capital Treatment Event Redemption" and "Certain Federal Income Tax Consequences -- Effect of Proposed Changes in Tax Laws."


REDEMPTION DUE TO TAX EVENT, INVESTMENT COMPANY EVENT OR CAPITAL TREATMENT EVENT


     The Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (whether occurring
before or after             , 2002), and, therefore, cause a mandatory
redemption of the Preferred Securities. The exercise of such right is subject to the Company having received prior Federal Reserve approval to do so if then required under applicable Federal Reserve capital guidelines or policies.

     "Tax Event" means the receipt by the Company or RBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change), in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities, there is more than an insubstantial risk that (i) RBI Capital is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) RBI Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

     "Investment Company Event" means the receipt by the Company or RBI Capital of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that RBI Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of original issuance of the Preferred Securities.

     "Capital Treatment Event" means the reasonable determination by the Company that, as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any Federal Reserve or other official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the Liquidation Amount of the Preferred Securities as "Tier 1 Capital" except as otherwise restricted under the 25% Capital Limitation (as defined herein), for purposes of the risk-based capital adequacy guidelines of the Federal Reserve as then in effect and applicable to the Company.

     See "-- Proposed Tax Legislation" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities prior to
       , 2002. For a discussion of possible tax consequences of a redemption, see "-- Exchange of Preferred Securities for Junior Subordinated Debentures; Redemption and Tax Consequences."

POSSIBLE SHORTENING OF MATURITY OF JUNIOR SUBORDINATED DEBENTURES

     The Company has the right, at any time, to shorten the Stated Maturity of
the Junior Subordinated Debentures to a date not earlier than               ,
2002. The exercise of such right is subject to the Company having received prior Federal Reserve approval if then required under applicable capital guidelines or regulatory policies. See "Description of the Junior Subordinated
Debentures -- General."

LIMITED RIGHTS UNDER THE GUARANTEE

     The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by RBI Capital, (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that RBI Capital has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred Securities called for redemption, to the extent that RBI Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of RBI Capital (other than in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution (as defined herein), to the extent RBI Capital has funds available therefor at such time, and (b) the amount of assets of RBI Capital remaining available for distribution to holders of the

Preferred Securities upon liquidation of RBI Capital. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against RBI Capital, the Guarantee Trustee or any other Person (as defined in the Guarantee). If the Company were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, RBI Capital would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by the Company of its right, as described herein, to defer the payment of interest on the Junior Subordinated Debentures does not constitute a Debenture Event of Default. In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. See "Description of the Junior Subordinated
Debentures -- Enforcement of Certain Rights by Holders of Preferred Securities," "Description of the Junior Subordinated Debentures -- Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

EXCHANGE OF PREFERRED SECURITIES FOR JUNIOR SUBORDINATED DEBENTURES; REDEMPTION AND TAX CONSEQUENCES


     The Company, as the sole holder of the Common Securities, has the right at any time to dissolve, wind-up or terminate RBI Capital and cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor upon liquidation of RBI Capital. The exercise of such right is subject to the Company having received prior Federal Reserve approval if then required under applicable Federal Reserve capital guidelines or policies. The Company will have the right, in certain circumstances, to redeem the Junior Subordinated Debentures in whole or in part, in lieu of a distribution of the Junior Subordinated Debentures by RBI Capital, in which event RBI Capital will redeem the Trust Securities on a pro rata basis to the same extent as the Junior Subordinated Debentures are redeemed by the Company. Any such distribution or redemption prior to the Stated Maturity will be subject to prior Federal Reserve approval if then required under applicable capital guidelines or regulatory policies. See "Description of the Preferred
Securities -- Redemption or Exchange -- Tax Event Redemption, Investment Company Event Redemption or Capital Treatment Event Redemption."


     Under current United States federal income tax law, a distribution of Junior Subordinated Debentures upon the dissolution of RBI Capital should not be a taxable event to holders of the Preferred Securities. If, however, RBI Capital is characterized as an association taxable as a corporation at the time of the dissolution of RBI Capital, the distribution of the Junior Subordinated Debentures would constitute a taxable event to holders of Preferred Securities. Moreover, any redemption of the Preferred Securities for cash would be a taxable event to such holders. See "Certain Federal Income Tax Consequences -- Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of RBI Capital."

     There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in Exchange for Preferred Securities upon a dissolution or liquidation of RBI Capital. The Preferred Securities or the Junior Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred

Securities may receive Junior Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein.

     While there is no assurance that listing will be achieved, if the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of RBI Capital, the Company will use all reasonable efforts to list the Junior Subordinated Debentures on The Nasdaq Stock Market's National Market or Small-Cap Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

LIMITED VOTING RIGHTS


     Holders of Preferred Securities will have no voting rights in RBI Capital except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of RBI Capital as holder of the Junior Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Delaware Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that RBI Capital will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement" and "Description of the Preferred
Securities -- Removal of RBI Capital Trustee."


LIMITED COVENANTS


     The covenants in the Indenture are limited and there are no covenants in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures or Preferred Securities, respectively, in the event of a material adverse change in the Company's financial condition or results of operations or limits the ability of the Company or any subsidiary to incur or assume additional indebtedness or other obligations. Additionally, neither the Indenture nor the Trust Agreement contains any financial ratios or specified levels of liquidity to which the Company must adhere. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether the Company will be able to comply with its obligations under the Junior Subordinated Debentures or the Guarantee.


ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES; TRADING PRICE AND TAX CONSIDERATIONS


     The Preferred Securities are a new issue. Application has been made to the National Association of Securities Dealers, Inc. ("NASD") to have the Preferred Securities listed for quotation on The Nasdaq Stock Market's National Market. However, one of the requirements for listing and continued listing is the presence of two market makers for the Preferred Securities. The Company has been advised that the Underwriters intend to make a market in the Preferred Securities. However, the Underwriters are not obligated to do so, and such market making may be discontinued at any time. Therefore, there is no assurance that the Preferred Securities will be listed or will continue to be listed on The Nasdaq Stock Market's National Market, that an active trading market will develop for the Preferred Securities or, if such market develops, that it will be maintained or that the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. Accordingly, holders of Preferred Securities may experience difficulty reselling them or may be unable to sell them at all. The offering price and terms of the Preferred Securities has been determined through negotiations between the Company and Ryan, Beck & Co. Inc., acting as qualified independent underwriter. Future prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions. See "Underwriting."

     Further, should the Company exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. In the event of such a deferral, a holder of Preferred Securities who disposes of Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from RBI Capital for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to the adjusted tax basis in the holder's pro rata share of the underlying Junior Subordinated Debentures deemed disposed of. Such holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Sales of Preferred Securities."

SECURITIES ARE NOT INSURED


     Neither the Preferred Securities nor the Junior Subordinated Debentures are insured by the Bank Insurance Fund, the Savings Association Insurance Fund or the Federal Deposit Insurance Corporation or by any other insurer or government agency.


ABILITY TO MANAGE GROWTH AND INTEGRATE OPERATIONS


     Since the Change of Control, the Company has experienced rapid growth through acquisitions, the opening of loan production offices and de novo branches, the creation of the Bank's mortgage banking division and asset purchases. There is no assurance that the Company will not encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to overall operations. In addition, such rapid growth may adversely affect the Company's operating results because of many factors, including start-up costs, diversion of management time and resources, asset quality and required operating adjustments. There can be no assurance that the Company will successfully integrate or achieve the anticipated benefits of its growth or expanded operations, and there is no assurance that rapid growth in the loan portfolio will not result in an increase in the Company's loan loss experience.



     In addition, achieving the anticipated benefits of the FFO Merger will depend in part upon whether the operations and organizations of the Company and FFO can be integrated in an efficient, effective and timely manner. There can be no assurance that this integration will occur and that cost savings in operations will be achieved. After the FFO Merger, the Company may also encounter unanticipated operational or organizational difficulties. The successful combination of the two companies will require, among other things, consolidation of certain operations, elimination of duplicative corporate and administrative expense and elimination of certain positions. The integration of certain operations following the FFO Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the Company. There can be no assurance that integration will be accomplished smoothly or successfully. Failure to accomplish effectively the integration of operations could have a material adverse effect on the Company's results of operations and financial condition following the FFO Merger.


NONPERFORMING ASSETS


     At the time of the Change in Control, the Bank had a relatively high ratio of nonperforming assets to total assets. In addition, subsequent purchases of loans, acquired at a discount, included loans that were placed in nonperforming status after acquisition. Although the Company has reduced its nonperforming assets ratio from 4.95% at year-end 1993 to 2.58% at March 31, 1997, its current level of nonperforming assets is still above the average level of other similarly-sized financial institutions. Moreover, there is no assurance that this ratio will decline further, particularly if general economic conditions or Florida real estate values deteriorate.

ADEQUACY OF ALLOWANCE FOR LOAN LOSSES



     Industry experience indicates that a portion of the Company's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by the Company, losses may be experienced as a result of various factors beyond the Company's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. The Company's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the view of the Company's regulators and geographic and industry loan concentration. However, if delinquency levels were to increase as a result of adverse general economic conditions, especially in Florida where the Company's exposure is greatest, the allowance for loan losses so determined by the Company may not be adequate. A substantial portion of the Company's allowance for loan losses is allocated to specific portfolios of loans purchased by the Company. Such allocated allowances are not available to cover losses in other portfolios. To the extent that losses in certain pools or portfolios exceed the allowance for loan losses and unamortized loan discount allocated to such pool or portfolio, or available as a general allowance, the Company's results of operations would be adversely affected. There can be no assurance that the Company's allowance for loan losses will be adequate to cover its loan losses or that the Company will not experience significant losses in its loan portfolios which may require significant increases to the allowance for loan losses in the future.


IMPACT OF CHANGES IN REAL ESTATE VALUES


     A significant portion of the Company's loan portfolio consists of residential mortgage loans and commercial real estate loans. At March 31, 1997, 55.1% of the Company's loans were secured by one-to-four family residential real estate, 34.7% were secured by commercial real estate and multifamily residential, 4.0% were construction loans and the Company had ORE acquired through foreclosure with a book value of $7.3 million. Further, the properties securing these loans are concentrated in Florida. Real estate values and real estate markets generally are affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies and acts of nature. Any decline in real estate prices, particularly in Florida, could significantly reduce the value of the real estate collateral securing the Company's loans, increase the level of the Company's nonperforming loans, require write-downs in the book value of its ORE, and have a material negative impact on the Company's financial performance.



     Additionally, the Company has increased its level of commercial real estate loans, which are generally considered to involve a higher degree of credit risk than that of one-to-four family residential lending.


POTENTIAL IMPACT OF CHANGES IN INTEREST RATES


     The Company's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels, which are currently at relatively low levels, and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. At March 31, 1997, based on management's assumptions derived from its experience, the Company had a one year cumulative positive gap of .97%. A positive one year gap position may, as noted above, have a negative impact on earnings in a falling interest rate environment. However, if the Bank's deposits, including interest checking, money market accounts and savings accounts were (contrary to management's assumptions) considered to be fully and immediately repriceable, the Bank would have a one year cumulative negative gap. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Asset/Liability Management."


REGULATORY OVERSIGHT


     The Bank is subject to extensive regulation, supervision and examination by the Department as its chartering authority and primary regulator, and by the FDIC as its federal regulator and administrator of the insurance fund that insures the Bank's deposits up to applicable limits. The Bank is a member of the FHLB of Atlanta and is subject to certain limited regulation by the Federal Reserve. As the holding company of the Bank, the Company is also subject to regulation and oversight by the Federal Reserve. See "Supervision and Regulation." Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and have resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material adverse impact on the Company and the Bank and their operations. See "Supervision and Regulation." Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of the Bank and the Bank's competitors, which in turn could adversely affect the Bank and its operations. See "Supervision and Regulation."



CONTROL BY THE CONTROLLING STOCKHOLDERS AND RELATED PARTY TRANSACTIONS



     The Company's Controlling Stockholders, William R. Hough and John W. Sapanski (and their respective affiliates and immediate family members) currently own shares of the Company's capital stock representing approximately 50.6% and 9.0%, respectively, of the total voting rights of the Company. Following consummation of the FFO Merger, it is anticipated that these voting percentages will be approximately 56.8% and 6.0%, respectively. On the basis of such ownership, the Controlling Stockholders will be able to elect the Company's Board of Directors and, through their control of the Company's Board, will be able to continue to direct the affairs of the Company and the Bank. The Company and the Bank have engaged in numerous transactions with affiliates of William R. Hough and it is likely that the Company and the Bank will in the future continue to engage in such transactions. See Note 16 to the Company's Consolidated Financial Statements as of December 31, 1996. Generally, transactions with affiliates can involve conflicts of interests. However, the Company believes that its transactions with its affiliates were on terms as favorable as those that could have been obtained in arm's-length transactions.


CAPITAL LIMITATIONS ON FUTURE GROWTH


     Since the Change of Control, one of the Company's primary business objectives has been to increase its total asset size, expand into new market areas and increase market share in its existing markets. The Company has sought to accomplish this goal through a combination of internal growth, loan and other asset purchases, deposit assumptions, the opening of new branches and acquisitions of other financial institutions. Most recently, in April 1997, the Company acquired Firstate, an Orlando-based federal savings association having total assets of $72.0 million at March 31, 1997. In addition, the Company has pending an acquisition of FFO, a thrift holding company headquartered in St. Cloud, Florida, with total assets of $320.0 million as of March 31, 1997. The Company intends to pursue its current growth strategy for the foreseeable future as a means of increasing overall profitability. While the proceeds of the Preferred Securities offering will enhance the Company's Tier 1 capital position and will thereby facilitate the Company's growth and expansion, there can be no assurance that the Company will in the future have sufficient capital to continue to pursue its growth strategy.

COMPETITION


     The Company competes with various types of financial institutions, including other commercial banks, savings institutions, finance companies, mortgage banking companies, money market funds and credit unions, many of which have substantially greater financial resources than the Company and, in some cases, operate under fewer regulatory constraints. The Company not only competes with financial institutions headquartered in the State of Florida but also competes with a number of financial institutions headquartered outside of Florida that are active in the state. See "Business -- Branch Network" and "Business -- Supervision and Regulation."


                                USE OF PROCEEDS


     RBI Capital will use the gross proceeds received from the sale of the Preferred Securities to purchase the Junior Subordinated Debentures from the Company. The net proceeds to the Company from the sale of the Junior
Subordinated Debentures are estimated to be approximately $     million
($          million if the Underwriters' over-allotment option is exercised in full) after deduction of the underwriting discount and estimated expenses. The net proceeds from the sale of the Junior Subordinated Debentures will be contributed by the Company to the capital of the Bank, where they will be utilized for general corporate purposes, including working capital, financing possible future acquisitions and market expansion and for supporting growth.


                      MARKET FOR THE PREFERRED SECURITIES


     Application has been made to have the Preferred Securities listed for quotation on The Nasdaq Stock Market's National Market under the symbol REPBP. One of the requirements for listing and continued listing is the presence of two market makers. Although the Underwriters have informed the Company that they both presently intend to make a market in the Preferred Securities, the Underwriters are not obligated to do so and any such market making may be discontinued at any time. Accordingly, there is no assurance that the Preferred Securities will be listed on The Nasdaq Stock Market's National Market, that an active and liquid trading market will develop or, if developed, that such a market will be sustained. The offering price and distribution rate are determined by negotiations among representatives of the Company and Ryan, Beck & Co., Inc. acting as qualified independent underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."


                              ACCOUNTING TREATMENT

     For financial reporting purposes, RBI Capital will be treated as a subsidiary of the Company and, accordingly, the accounts of RBI Capital will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate line item in the consolidated balance sheet of the Company under the caption "Guaranteed Preferred Beneficial Interests in Company's Junior Subordinated Debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be included in the notes to consolidated financial statements. For financial reporting purposes, the Company will record Distributions payable on the Preferred Securities as minority interest in the consolidated statements of operations.


     As long as any Preferred Securities remain outstanding, all future reports of the Company filed under the Exchange Act will (i) present the Trust Securities issued by RBI Capital on the balance sheet as a separate line-item entitled "Guaranteed Preferred Beneficial Interests in Company's Junior Subordinated Debentures," (ii) include in a footnote to the financial statements disclosure that the sole assets of RBI Capital are the Junior Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Junior Subordinated Debentures), and (iii) include in an audited footnote to the financial statements disclosure that the Company owns all of the Common Securities of RBI Capital, the sole assets of RBI Capital are the Junior Subordinated Debentures, and the back-up obligations, in the aggregate, constitute an irrevocable and unconditional guarantee by the Company of the obligations of RBI Capital under the Preferred Securities.

                                 CAPITALIZATION

     The following table sets forth the actual and pro forma, as adjusted, consolidated capitalization of the Company at March 31, 1997. Pro forma capitalization gives effect to (i) the Firstate Acquisition, (ii) the FFO Merger, and (iii) the proceeds raised hereby. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. See "Pro Forma Financial Data."


                                                                   MARCH 31, 1997
                                                              ------------------------
                                                              COMPANY       PRO FORMA
                                                              ACTUAL       AS ADJUSTED
                                                              -------      -----------
                                                               (DOLLARS IN THOUSANDS)
Subordinated debentures.....................................  $ 6,000        $ 6,000
Guaranteed preferred beneficial interests in Company's
  junior subordinated debentures(1).........................        0         25,000
Stockholders' Equity:
  Perpetual preferred convertible stock, 100,000 shares
     authorized, 75,000 shares issued and outstanding.......    1,500          1,500
  Common stock, 20,000,000 shares authorized, 4,183,507
     shares issued and outstanding..........................    8,367         13,266
  Capital surplus...........................................   26,699         45,801
  Retained earnings.........................................   19,386         21,066
  Net unrealized losses on debt securities available for
     sale -- net of deferred income taxes...................     (373)          (522)
                                                              -------        -------
          Total stockholders' equity........................  $55,579        $81,111
                                                              =======        =======
Company Capital Ratios(2):
  Equity to total assets....................................     6.09%          6.21%
  Tier 1 risk-based capital ratio...........................     8.87          10.83
  Total risk-based capital ratio............................    11.12          13.14
  Leverage ratio(3).........................................     5.83           7.19


---------------

(1) Preferred Securities representing beneficial interests in an aggregate
    amount of $25 million of the   % Junior Subordinated Debentures of the
    Company. The Junior Subordinated Debentures will mature on               ,
    2027.

(2) The pro forma capital ratios, as adjusted, are computed including proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines. Under the Federal Reserve's guidelines, the amount of cumulative preferred stock that can be included in Tier 1 capital is limited to 25% of total Tier 1 capital. In view of this limitation, on a pro forma as adjusted basis, $23.7 million of the proceeds is included in the Company's Tier 1 capital and all $25 million is included in the Company's total risk-based capital.


(3) The leverage ratio is Tier 1 capital divided by the average total assets, less intangibles.

                            PRO FORMA FINANCIAL DATA

     The pro forma balance sheet as of March 31, 1997 and statement of operations and other data for the year ended December 31, 1996 and for the three months ended March 31, 1997 give effect to, among other things, the Firstate Acquisition and the FFO Merger, as if they had occurred at the beginning of the respective periods. See "Business -- Recent and Pending Acquisitions" for a description of the Firstate Acquisition and FFO Merger.


     The pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The pro forma financial data should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. The pro forma and projected financial data are not necessarily indicative of the results that would have occurred had the Firstate Acquisition and the FFO Merger actually occurred on the dates indicated, nor are they indicative of the Company's future results of operations.



     The pro forma adjustments to the Combined Condensed Statements of Operations are limited to amortization of goodwill from the transactions and do not include the effect of operating cost savings or revenue enhancements that may be realized after the Firstate Acquisition and FFO Merger are completed.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1997


                                                                                                          COMBINED
                                                                  COMBINED                                COMPANY
                                                                  COMPANY                                   WITH
                                                    FIRSTATE        WITH                     FFO          FIRSTATE
                           COMPANY    FIRSTATE   ADJUSTMENTS(A)   FIRSTATE     FFO      ADJUSTMENTS(B)    AND FFO
                           --------   --------   --------------   --------   --------   --------------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                      ASSETS
Cash and due from
  banks..................  $ 23,803   $    513      $  5,173      $ 29,489   $  6,491       $   --       $   35,980
Interest bearing
  deposits...............        --        950            --           950      7,688           --            8,638
Investment securities and
  mortgage-backed
  securities.............    62,870     27,493          (247)       89,616     71,584           19          161,219
FHLB stock...............     5,081         --            --         5,081      2,378           --            7,459
Federal funds sold.......    41,000        380            --        41,380        764           --           42,144
Loans held for sale......    40,201         --            --        40,201      4,573           --           44,774
Loans receivable.........   708,292     38,050        (6,689)      739,653    221,505         (530)         960,628
Allowance for loan
  losses.................    13,508        119            --        13,627      5,579           --           19,206
                           --------   --------      --------      --------   --------       ------       ----------
Loans receivable, net....   694,784     37,931        (6,689)      726,026    215,926         (530)         941,422
Premises and equipment...    20,015        655            --        20,670      5,268          251           26,189
Real estate owned........     7,250      2,526        (2,453)        7,323      1,425           --            8,748
Goodwill.................        --         --           130           130         --        5,179            5,309
Other assets.............    17,589      1,531         2,469        21,589      3,934        5,179           25,528
                           --------   --------      --------      --------   --------       ------       ----------
         Total assets....  $912,093   $ 71,979      $ 51,617      $982,455   $320,031       $4,919       $1,307,405
                           ========   ========      ========      ========   ========       ======       ==========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits --
    Noninterest-bearing
      checking...........  $ 49,066   $  1,416      $     --      $ 50,482   $ 16,589       $   --       $   67,071
    Interest-bearing
      checking...........    89,895      1,453            --        91,348     22,676           --          114,024
    Savings and money
      market.............   283,362      3,848            --       287,210     35,392           --          322,602
    Time deposits........   406,737     61,349           490       468,576    211,015          149          679,740
                           --------   --------      --------      --------   --------       ------       ----------
         Total
           deposits......   829,060     68,066           490       897,616    285,672          149        1,183,437
Securities sold under
  agreement to
  repurchase.............    16,160         --            --        16,160         --           --           16,160
Other borrowings.........     6,000         --            --         6,000      9,000           --           15,000
Other liabilities........     5,294      1,027           779         7,100      4,599           (2)          11,697
                           --------   --------      --------      --------   --------       ------       ----------
         Total
           liabilities...   856,514     69,093         1,269       926,071    299,271          147        1,226,294
                           --------   --------      --------      --------   --------       ------       ----------
  Stockholders' equity
    Perpetual preferred
      convertible
      stock..............     1,500         --            --         1,500         --           --            1,500
    Common stock.........     8,367      1,500        (1,500)        8,367        845        4,054           13,266
    Capital surplus......    26,699     13,002       (13,002)       26,699     17,633        1,469           45,801
    Retained earnings....    19,386    (11,616)       11,616        19,386      2,431         (751)          21,066
    Net unrealizable loss
      on AFS
      securities.........      (373)        --            --          (373)      (149)          --             (522)
                           --------   --------      --------      --------   --------       ------       ----------
         Total
           stockholders'
           equity........    55,579      2,886        (2,886)       55,579     20,760        4,772           81,111
                           --------   --------      --------      --------   --------       ------       ----------
         Total
           liabilities
           and
           stockholders'
           equity........  $912,093   $ 71,979      $ (1,617)     $982,455   $320,031       $4,919       $1,307,405
                           ========   ========      ========      ========   ========       ======       ==========

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS


                                                                                                            COMBINED
                                                                      COMBINED                               COMPANY
                                                                       COMPANY                                WITH
                                                        FIRSTATE        WITH                    FFO         FIRSTATE
                               COMPANY    FIRSTATE   ADJUSTMENTS(C)   FIRSTATE     FFO     ADJUSTMENTS(D)    AND FFO
                              ---------   --------   --------------   ---------   ------   --------------   ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
THREE MONTHS ENDED MARCH 31,
  1997
Interest income.............  $  18,070    $1,141          $--        $  19,211   $5,807       $  --        $  25,018
Interest expense............      8,969       879          --             9,848    3,173          --           13,021
                              ---------    ------         ---         ---------   ------       -----        ---------
Net interest income.........      9,101       262          --             9,363    2,634          --           11,997
Loan loss provision.........      1,138         7          --             1,145       --          --            1,145
                              ---------    ------         ---         ---------   ------       -----        ---------
Net interest income after
  loan loss provisions......      7,963       255          --             8,218    2,634          --           10,852
Noninterest income..........      3,124       138          --             3,262      601          --            3,863
General & administrative
  expenses..................      8,240       663          --             8,903    2,263          --           11,166
Other noninterest
  expenses..................        280        37           3               320       34         130              484
                              ---------    ------         ---         ---------   ------       -----        ---------
Net income before taxes.....      2,567      (307)         (3)            2,257      938        (130)           3,065
Income tax expense..........        964        --          --               964      351          --            1,315
                              ---------    ------         ---         ---------   ------       -----        ---------
         Net income.........  $   1,603    $ (307)        $(3)        $   1,293   $  587       $(130)       $   1,750
                              =========    ======         ===         =========   ======       =====        =========
Earnings per share..........  $    0.32                               $    0.26                             $    0.24
                              =========                               =========                             =========
Weighted average shares
  outstanding...............  4,980,167                               4,980,167                             7,429,584



                                                                                                            COMBINED
                                                                     COMBINED                                COMPANY
                                                                      COMPANY                                 WITH
                                                       FIRSTATE        WITH                     FFO         FIRSTATE
                              COMPANY    FIRSTATE   ADJUSTMENTS(C)   FIRSTATE      FFO     ADJUSTMENTS(D)    AND FFO
                             ---------   --------   --------------   ---------   -------   --------------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
TWELVE MONTHS ENDED
  DECEMBER 31, 1996
Interest income............  $  66,947   $ 5,409         $ --        $  72,356   $21,997       $  --        $  94,353
Interest expense...........     32,926     4,015           --           36,941    12,023          --           48,964
                             ---------   -------         ----        ---------   -------       -----        ---------
Net interest income........     34,021     1,394           --           35,415     9,974          --           45,389
Loan loss provision........      1,800      (289)          --            1,511       782          --            2,293
                             ---------   -------         ----        ---------   -------       -----        ---------
Net interest income after
  loan loss provisions.....     32,221     1,683           --           33,904     9,192          --           43,096
Noninterest income.........      5,616       390           --            6,006     2,387          --            8,393
General & administrative
  expenses.................     27,352     2,747           --           30,099     9,528          --           39,627
Other noninterest
  expenses.................      4,469       849           13            5,331      (352)        518            5,497
                             ---------   -------         ----        ---------   -------       -----        ---------
Net income before taxes....      6,016    (1,523)         (13)           4,480     2,403        (518)           6,365
Income tax expense.........      2,232        --           --            2,232       803          --            3,035
                             ---------   -------         ----        ---------   -------       -----        ---------
         Net income........  $   3,784   $(1,523)        $(13)       $   2,248   $ 1,600       $(518)       $   3,330
                             =========   =======         ====        =========   =======       =====        =========
Earnings per share.........  $    0.76                               $    0.45                              $    0.45
                             =========                               =========                              =========
Weighted average shares
  outstanding..............  4,952,937                               4,952,937                              7,402,354

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES



         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS






                                                                                                            COMBINED
                                                                     COMBINED                                COMPANY
                                                                      COMPANY                                 WITH
                                                       FIRSTATE        WITH                     FFO         FIRSTATE
                              COMPANY    FIRSTATE   ADJUSTMENTS(C)   FIRSTATE      FFO     ADJUSTMENTS(D)    AND FFO
                             ---------   --------   --------------   ---------   -------   --------------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
TWELVE MONTHS ENDED
  DECEMBER 31, 1995
Interest income............  $  57,863    $6,482         $ --        $  64,345   $19,730       $  --        $  84,075
Interest expense...........     30,001     5,055           --           35,056    10,111          --           45,167
                             ---------    ------         ----        ---------   -------       -----        ---------
Net interest income........     27,862     1,427           --           29,289     9,619          --           38,908
Loan loss provision........      1,685      (535)          --            1,150       477          --            1,627
                             ---------    ------         ----        ---------   -------       -----        ---------
Net interest income after
  loan loss provision......     26,177     1,962           --           28,139     9,142          --           37,281
Noninterest income.........      2,751       639           --            3,390     2,602          --            5,992
General & administrative
  (G&A) expenses...........     22,119     2,756           --           24,875     8,844          --           33,719
Other noninterest
  expenses.................        739        --           --              739       613          --            1,352
                             ---------    ------         ----        ---------   -------       -----        ---------
Net income before taxes and
  goodwill.................      6,070      (155)          --            5,915     2,287          --            8,202
Income tax expense.........      1,875        --           --            1,875       641          --            2,516
                             ---------    ------         ----        ---------   -------       -----        ---------
Net income before goodwill
  amortization.............      4,195      (155)          --            4,040     1,646          --            5,686
  Goodwill amortization....     (1,578)       --           13           (1,565)       --         518           (1,047)
                             ---------    ------         ----        ---------   -------       -----        ---------
         Net income........  $   5,773    $ (155)        $(13)       $   3,605   $ 1,646       $(518)       $   6,733
                             =========    ======         ====        =========   =======       =====        =========
Earnings per share.........  $    1.26                               $    1.23                              $    0.96
                             =========                               =========                              =========
Weighted average shares
  outstanding..............  4,562,642                               4,562,642                              7,007,342

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES



         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS



                                                                                                            COMBINED
                                                                     COMBINED                                COMPANY
                                                                      COMPANY                                 WITH
                                                       FIRSTATE        WITH                     FFO         FIRSTATE
                              COMPANY    FIRSTATE   ADJUSTMENTS(C)   FIRSTATE      FFO     ADJUSTMENTS(D)    AND FFO
                             ---------   --------   --------------   ---------   -------   --------------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
TWELVE MONTHS ENDED
  DECEMBER 31, 1994
Condensed Income Statements
Interest income............  $  37,115    $6,861         $ --        $  43,976   $16,882       $  --        $  60,858
Interest expense...........     16,871     4,319           --           21,190     7,553          --           28,743
                             ---------    ------         ----        ---------   -------       -----        ---------
Net interest income........     20,244     2,542           --           22,786     9,329          --           32,115
Loan loss provision........      1,575      (837)          --              738    (1,403)         --             (665)
                             ---------    ------         ----        ---------   -------       -----        ---------
Net interest income after
  loan loss provision......     18,669     3,379           --           22,048    10,732          --           32,780
Noninterest income.........      2,612        58           --            2,670     2,487          --            5,157
General & administrative
  (G&A) expenses...........     14,916     2,655           --           17,571     8,761          --           26,332
Other noninterest
  expenses.................      1,701        (1)          --            1,700     3,784          --            5,414
                             ---------    ------         ----        ---------   -------       -----        ---------
Net income before taxes and
  goodwill.................      4,664       783           --            5,447       674          --            6,121
Income tax expense.........        468        --           --              468       234          --              702
                             ---------    ------         ----        ---------   -------       -----        ---------
Net income before goodwill
  amortization.............      4,196       783           --            4,979       440          --            5,419
  Goodwill amortization....     (2,705)       (1)          13           (2,693)       --         518           (2,175)
                             ---------    ------         ----        ---------   -------       -----        ---------
         Net income........  $   6,901    $  784         $(13)       $   7,672   $   440       $(518)       $   7,994
                             =========    ======         ====        =========   =======       =====        =========
Earnings per share.........  $    1.67                               $    1.85                              $    1.07
                             =========                               =========                              =========
Weighted average shares
  outstanding..............  4,136,790                               4,136,790                              7,085,788

                            NOTES TO PRO FORMA DATA


     (a) To reflect the purchase by Firstate's former controlling stockholder of certain loans and ORE, to reflect the excess purchase price over the estimated fair value of the net assets acquired from Firstate and to eliminate Firstate's historical equity accounts.



     (b) The FFO Merger will be accounted for as a corporate reorganization in which the majority stockholder's interest will be combined at historical cost in a manner similar to a pooling of interests while the minority interest in FFO will be combined using purchase accounting rules. The pro forma valuation of the minority interest, book value and estimated amount of goodwill and market value adjustments is as follows:



Exchange ratio: 0.29 shares of the Company's, stock for
  each share of FFO's stock
Number of Company shares to be issued -- total.............       2,449,417
Minority interest in FFO...................................           30.9%
Number of shares to be issued to minority interest.........         756,870
Fair value per share of the Company's common stock.........  $        14.78(1)
Fair value of minority interest............................          11,187(2)
Book value of minority interest............................           6,415(3)
                                                             --------------
Goodwill and market value adjustments......................  $        4,772
                                                             ==============
  Amount allocated to goodwill.............................  $        5,179
  Amount allocated to market value adjustments.............            (407)


---------------


(1) The fair value of the Company's common stock is based on the average of the closing bid price of the stock on The Nasdaq Stock Market's National Market two days before and after December 26, 1996, the date that the Company and FFO announced they were engaged in merger discussions.

(2) The fair value per share of Company Common Stock times the number of shares to be issued to the minority interest.

(3) FFO's book value times the 30.9% minority interest.



     (c) Amortization of goodwill on the Firstate Acquisition follows:


Goodwill recorded...........................................     130
Annual amortization based on 10-year period.................      13
Amortization for 3 months...................................       3

     (d) Amortization of goodwill on the FFO Merger is as follows:

Goodwill recorded...........................................    $5,179
Annual amortization based on 10-year period.................       518
Amortization for 3 months...................................       130

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The Selected Consolidated Financial Data presented below for the years ended December 31, 1996, 1995 and 1994, the seven months ended December 31, 1993 and the five months ended May 31, 1993, has been derived from the audited Consolidated Financial Statements of the Company and, prior to 1996, the Bank and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere herein. Financial data for interim periods include all adjustments, consisting of normal accruals, that management considers necessary for a fair presentation of the financial conditions and results of operations for such interim periods. In light of the significant mark-to market adjustments and other adjusting entries to its financial statements that were made following the Change in Control in May 1993, management believes that the usefulness of comparisons between (i) the financial statements and the financial data derived therefrom as of the dates and for the period prior to June 1, 1993, and (ii) the financial statements and the financial data derived therefrom as of the dates and for the periods since June 1, 1993, may be limited. In addition, subsequent to consummation of the Bank's initial public offering in December 1993 and the CrossLand Purchase and Assumption in that month, the Company has operated in a significantly different manner from that which it had previously operated. Accordingly, the financial results for periods prior to the CrossLand Purchase and Assumption differ significantly from periods since then.



                             THREE MONTHS ENDED                                               SEVEN MONTHS ENDED
                                 MARCH 31,                 YEARS ENDED DECEMBER 31,              DECEMBER 31,
                          ------------------------   ------------------------------------   -----------------------
                             1997         1996          1996         1995         1994         1994         1993
                          ----------   -----------   ----------   ----------   ----------   ----------   ----------
                                (UNAUDITED)                                                 (UNAUDITED)
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Interest income.......  $   18,070   $    15,862   $   66,947   $   57,863   $   37,115   $   23,684   $    7,331
  Interest expense......       8,969         7,927       32,926       30,001       16,871       10,711        3,110
                          ----------   -----------   ----------   ----------   ----------   ----------   ----------
  Net interest income...       9,101         7,935       34,021       27,862       20,244       12,973        4,221
  Loan loss provision...       1,138           450        1,800        1,685        1,575        1,263          709
                          ----------   -----------   ----------   ----------   ----------   ----------   ----------
  Net interest income
    after loan loss
    provision...........       7,963         7,485       32,221       26,177       18,669       11,710        3,512
  Other noninterest
    income..............       3,124           678        4,409        2,751        2,612        1,758        1,411
  Gain on sale of ORE
    held for
    investment..........          --            --        1,207           --           --           --           --
  General and
    administrative
    ("G&A") expenses....       8,240         5,956       27,352       22,119       14,916        9,308        3,700
  SAIF special
    assessment(1).......          --            --        2,539           --           --           --           --
  Provision for losses
    on ORE..............         170           180        1,611           --           10           10           20
  Other noninterest
    expense.............         110           124          319          739        1,691        1,417          600
                          ----------   -----------   ----------   ----------   ----------   ----------   ----------
  Net income before
    income taxes &
    goodwill
    accretion...........       2,567         1,903        6,016        6,070        4,664        2,733          603
  Accretion of negative
    goodwill............          --            --           --        1,578        2,705        1,578        1,579
                          ----------   -----------   ----------   ----------   ----------   ----------   ----------
  Net income before
    income taxes........       2,567         1,903        6,016        7,648        7,369        4,311        2,182
  Income tax
    provision...........         964           699        2,232        1,875          468          268           --
                          ----------   -----------   ----------   ----------   ----------   ----------   ----------
  Net income............  $    1,603   $     1,204   $    3,784   $    5,773   $    6,901   $    4,043   $    2,182
                          ==========   ===========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
  Earnings per share --
    total...............  $      .32   $       .24   $      .76   $     1.26   $     1.67   $      .98   $     1.12
                          ==========   ===========   ==========   ==========   ==========   ==========   ==========
  Earnings per share --
    excluding negative
    goodwill............  $      .32   $       .24   $      .76   $      .92   $     1.02   $      .60   $      .31
                          ==========   ===========   ==========   ==========   ==========   ==========   ==========
  Weighted average
    shares
    outstanding.........   4,980,167     4,953,119    4,952,937    4,562,642    4,136,790    4,141,322    1,951,231

                             THREE MONTHS ENDED                                               SEVEN MONTHS ENDED
                                 MARCH 31,                 YEARS ENDED DECEMBER 31,              DECEMBER 31,
                          ------------------------   ------------------------------------   -----------------------
                             1997         1996          1996         1995         1994         1994         1993
                          ----------   -----------   ----------   ----------   ----------   ----------   ----------
                                (unaudited)                                                 (unaudited)
                                           (Dollars in thousnads, except per share data)
BALANCE SHEET DATA:
  Total assets..........  $  912,093   $   802,363   $  907,868   $  801,995   $  626,445   $  626,445   $  531,312
  Investment & mortgage
    backed securities...      63,198        51,481       94,989       64,801       40,271       40,271       37,382
  Loans, net of unearned
    income..............     748,493       676,658      742,994      669,416      516,335      516,335      316,483
  Allowance for loan
    losses..............      13,508        14,746       13,134       14,910        7,065        7,065        6,539
  Deposits..............     829,060       742,082      827,980      743,105      583,885      583,885      494,316
  Negative goodwill.....          --            --           --           --        1,578        1,578        4,283
  Stockholders'
    equity..............  $   55,579   $    52,047   $   54,319   $   50,903   $   36,165   $   36,165   $   29,454
SELECTED FINANCIAL
  RATIOS(2):
  Return on average
    assets..............         .72%          .60%         .45%         .77%        1.25%        1.20%        1.99%
  Return on average
    equity..............       12.10          9.57         7.31        13.47        21.34        20.68        39.17
  Net interest spread...        3.83          3.83         3.96         3.67         3.78         4.06         3.45
  Net interest margin...        4.12          4.14         4.28         3.95         3.96         4.25         4.22
  G&A expense to average
    assets..............        3.63          2.96         3.28         2.96         2.74         2.79         3.94
  G&A efficiency
    ratio...............       67.40         69.15        68.98        72.25        65.26        62.02        65.70
  Non-accrual loans to
    loans...............        2.27          2.22         2.15         2.04         2.51         2.51         5.05
  Nonperforming assets
    to total assets.....        2.58          3.02         2.51         2.93         3.59         3.59         4.95
  Loan loss allowance to
    loans(3)............        1.91          2.18         1.86         2.24         1.37         1.37         2.07
  Loan loss allowance to
    nonperforming
    loans(3)............       82.81         96.47        84.93        90.47        53.36        53.36        39.12
RATIO OF EARNINGS TO
  FIXED CHARGES(4):
  Including interest on
    deposits............        1.29          1.25         1.19         1.26         1.45         1.42         1.70
  Excluding interest on
    deposits............       37.79        206.17        78.41       298.53       235.62       156.91       756.00
OTHER DATA (AT
  PERIOD-END):
  Number of branches....          33            32           32           32           21           21           19
  Number of full-time
    equivalent
    employees...........         644           436          637          421          300          300          179


---------------

(1) The SAIF special assessment is a one-time charge. See
    "Business -- Supervision and Regulation -- Deposit Insurance."
(2) Annualized.
(3) See "Business -- Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.
(4) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemption. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).

                                                               FIVE MONTHS ENDED       YEAR ENDED
                                                                    MAY 31,           DECEMBER 31,
                                                            -----------------------   ------------
                                                               1994         1993          1992
                                                            ----------   ----------   ------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PER SHARE DATA)
                                                            (UNAUDITED)
OPERATING DATA:
  Interest income.........................................  $   13,431   $    4,848    $   11,845
  Interest expense........................................       6,160        1,970         6,054
                                                            ----------   ----------    ----------
  Net interest income.....................................       7,271        2,878         5,791
  Loan loss provision.....................................         312          379           520
                                                            ----------   ----------    ----------
  Net interest income after loan loss provision...........       6,959        2,499         5,271
  Other noninterest income................................         854          743         1,679
  G&A expenses............................................       5,608        2,699         5,748
  Provision for losses on ORE.............................          --        1,214           230
  Other noninterest expense...............................         274          443           715
                                                            ----------   ----------    ----------
  Net income (loss) before income taxes and goodwill
     accretion............................................       1,931       (1,114)          257
  Accretion of negative goodwill..........................       1,127           --            --
                                                            ----------   ----------    ----------
  Net income (loss) before income taxes...................       3,058       (1,114)          257
  Income tax provision (benefit)..........................         200            0             0
                                                            ----------   ----------    ----------
  Net income (loss).......................................  $    2,858   $   (1,114)   $      257
                                                            ==========   ==========    ==========
PER SHARE DATA:
  Earnings (loss) per share -- total......................  $     1.67   $    (1.00)   $     0.23
                                                            ==========   ==========    ==========
  Earnings (loss) per share -- excluding negative
     goodwill.............................................  $     1.01   $    (1.00)   $     0.23
                                                            ==========   ==========    ==========
  Weighted average shares outstanding.....................   4,134,420    1,117,192     1,106,459
BALANCE SHEET DATA:
  Total assets............................................  $  508,642   $  168,741    $  168,810
  Investment securities...................................      52,571       27,433        24,276
  Loans net of unearned income............................     396,144      111,292       110,715
  Allowance for loan losses...............................       6,828        1,866         1,958
  Negative goodwill.......................................       3,156        5,861            --
  Deposits................................................     469,461      153,660       154,984
  Stockholder's equity....................................      32,234        8,058        12,215
SELECTED FINANCIAL RATIOS(1):
  Return on average assets................................        1.33%       (1.61)%        0.15%
  Return on average equity................................       22.34       (21.75)         2.12
  Net interest spread.....................................        3.48         4.21          3.51
  Net interest margin.....................................        3.67         4.66          3.95
  G&A expense to average assets...........................        2.40         6.28          4.01
  G&A efficiency ratio....................................       67.32        74.54         76.95
  Non-accrual loans to loans..............................        4.36         2.27          3.20
  Nonperforming assets to total assets....................        5.64         5.89          7.55
  Loan loss allowance to loans(2).........................        1.72         1.68          1.77
  Loan loss allowance to nonperforming loans(2)...........       23.58        73.03         54.98
RATIO OF EARNINGS TO FIXED CHARGES(3):
  Including interest on deposits..........................        1.51         0.43          1.04
  Excluding interest on deposits..........................      928.40       171.20        332.16
OTHER DATA (AT PERIOD-END):
  Number of branches......................................          19            7             7
  Number of full-time equivalent employees................         223           96            90


---------------

(1) Annualized.
(2) See "Business -- Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.

(3) Represents earnings before fixed charges, income taxes and extraordinary items and non-cumulative preferred dividends and redemptions. Fixed charges include interest expense (inclusive or exclusive of interest on deposits as indicated).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis of the Company's balance sheets and statements of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and the related notes included therein.

THREE MONTHS ENDED MARCH 31, 1997 AND 1996

COMPARISON OF BALANCE SHEETS FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996

  Overview


     Total assets of the Company were $912.1 million at March 31, 1997 and $907.9 million at December 31, 1996, an increase of $4.2 million. Total loans increased by $5.5 million from $743.0 million at the end of the prior year to $748.5 million at the end of the first quarter. Total deposits increased by $1.1 million from $828.0 million at year-end 1996 to $829.1 million.


  Investment and Mortgage-Backed Securities


     Investment and mortgage-backed securities, consisting primarily of U.S. Treasury and federal agency securities, were $63.2 million at March 31, 1997 compared to $95.0 million at December 31, 1996, a decrease of $31.8 million. During the first three months of 1997 management permitted the amount in this category to decline by allowing maturities and sales to exceed purchases. Concurrently, federal funds sold, all on an overnight basis, increased by $33.0 million from $8.0 million at the prior year-end to $41.0 million at March 31, 1997. At March 31, 1997, the Company had recorded all its investment and mortgage-backed securities as "available for sale," carrying them at their market value.


  Loans and Loans Held for Sale


     Total loans increased $5.5 million from $743.0 million at year-end to $748.5 million at March 31, 1997. This increase was the result of $108.4 million of new loan production during the first quarter, which exceeded loan repayments of $16.9 million and $86.0 million in residential loan sales. Residential loans, including $40.2 million in mortgage loans held for sale, declined $7.7 million to $398.1 million, while other real estate-secured loans increased $5.2 million. Consumer loans also increased $1.7 million while commercial (business) loans declined $1.3 million.


  Allowance for Loan Losses


     The allowance for loan losses amounted to $13.5 million at March 31, 1997, compared to $13.1 million at December 31, 1996. The loan portfolio includes purchased loans amounting to $271.2 million (36.2% of total loans) and the Company has allocated a portion of the discount on those purchases to the allowance for loan losses in amounts consistent with the Company's loan loss allowance policy guidelines. At March 31, 1997, the allowance for loan losses included $3.7 million allocated to the Company's largest purchase made in March 1995 (the "March 1995 Purchase"), $1.0 million allocated to loans purchased from CrossLand, $1.7 million allocated to other loan purchases, and $7.1 million allocated to loans originated by the Bank. Activity to the allowance for loan losses during the first quarter of 1997 included a $1.1 million provision for loan losses and loan charge-offs (net of recoveries) of $122,000. During the first quarter, the Company sold $6.0 million of loans from the March 1995 Purchase and subsequently reallocated $642,000 from the allowance allocated for the March 1995 Purchase to the allowance allocated for originated loans. This transfer was accomplished by recording a gain on sale of loans and an increase in the loan loss provision of equivalent amounts. Discounts on loan purchases not allocated to the allowance for loan losses, recorded as unearned discount, amounted to $4.1 million at March 31, 1997. Such discounts are available to absorb losses on pools of purchased loans should amounts allocated to the allowance prove insufficient.

  Nonperforming Assets


     Nonperforming assets amounted to $23.6 million or 2.58% of total assets at March 31, 1997, as compared to $22.8 million or 2.51% of total assets at December 31, 1996. Nonperforming assets at March 31, 1997, included a $1.1 million loan which had matured prior to March 31, 1997, which the borrower subsequently agreed to repay prior to June 30, 1997. Nonperforming loans totaled $16.3 million at the end of the first quarter, an increase of $1.0 million from the year-end total of $15.4 million. This was the result of increases of $904,000 in nonperforming residential loans, and $718,000 in nonperforming commercial (business) loans, partially offset by decreases of $468,000 in nonperforming commercial real estate loans and $123,000 in nonperforming consumer loans. Other real estate acquired through foreclosure declined from $7.4 million at the end of 1996 to $7.2 million at the end of the first quarter.


  Deposits


     Total deposits were $829.0 million at March 31, 1997, compared to $828.0 million at December 31, an increase of $1.0 million. Passbook savings accounts offered to higher balance customers at a premium rate increased by $4.2 million and other savings accounts increased by $1.2 million. Interest bearing and non-interest bearing checking account balances remained relatively unchanged from the prior year-end increasing by only $168,000, while certificates of deposit declined by $4.9 million.


  Stockholders' Equity


     Stockholders' equity was $55.6 million at March 31, 1997, or 6.1% of total assets compared to $54.3 million or 6.0% of total assets at December 31, 1996. At March 31, 1997, the Company's Tier 1 Capital ratio was 5.83%, its Tier 1 Risk-Based Capital ratio was 8.87%, and the Total Risk-Based Capital ratio was 11.12%, all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized". At March 31, 1997, the Bank's regulatory capital levels were 6.47% for its Tier 1 ratio, 9.85% for its Tier 1 Risk-Based Capital ratio, and 11.09% for its Total Risk-Based Capital ratio.


COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996

  Overview

     Net income for the first quarter of 1997 was $1.6 million or $.32 per share, compared to $1.2 million or $.24 per share for the same period of 1996, an improvement of $399,000 for the three month period. The Company's return on average assets and return on average equity also improved to 0.72% and 12.10%, respectively, for the first quarter of 1997 compared to 0.60% and 9.57%, respectively, for the first quarter of 1996.

  Analysis of Net Interest Income

     Net interest income for the first quarter of 1997 was $9.1 million compared to $7.9 million for 1996. This $1.2 million or 14.7% increase was primarily the result of additional income from balance sheet growth as total interest-earning assets increased by approximately $101.9 million. Interest income was $18.1 million for the three months ended March 31, 1997, an increase of $2.2 million over 1996 while interest expense increased by $1.0 million. The average asset yield and the average cost of interest-bearing liabilities remained level at 8.36% and 4.53%, respectively. As a result, net interest spread for the first quarter of 1997 and 1996 was unchanged at 3.83% and net interest margin, which includes the benefit of noninterest bearing funds, decreased from 4.14% for 1996 to 4.12% for 1997.

     The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the three months ended March 31, 1997 and 1996 (in thousands):

                                                          THREE MONTHS ENDED MARCH 31,
                                          -------------------------------------------------------------
                                                      1997                            1996
                                          -----------------------------   -----------------------------
                                          AVERAGE               AVERAGE   AVERAGE               AVERAGE
                                          BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                                          --------   --------   -------   --------   --------   -------
Interest earning assets:
Loans, net..............................  $745,893   $16,506     8.77%    $677,439   $14,778     8.68%
Investment securities...................    33,749       486     5.83       32,275       428     5.34
Mortgage backed securities..............    19,962       306     6.12       20,403       291     5.71
Interest bearing deposits in banks......       118        --     5.49           43        --     3.67
FHLB stock..............................     4,869        87     7.25        3,695        68     7.28
Federal funds sold......................    52,950       685     5.17       21,743       297     5.40
                                          --------   -------              --------   -------
Total interest-earning assets...........   857,541    18,070     8.36      755,598    15,862     8.36
Non interest-earning assets.............    49,507                          46,291
                                          --------                        --------
          Total assets..................  $907,048                        $801,889
                                          ========                        ========
Interest-bearing liabilities:
Interest checking.......................  $ 88,679       240     1.10     $ 77,552       254     1.32
Savings.................................    27,082       137     2.05       29,322       159     2.17
Passbook gold...........................   221,023     2,649     4.86       70,735       766     4.36
Money market............................    33,007       165     2.03       39,709       219     2.22
Time deposits...........................   410,499     5,471     5.40      482,125     6,481     5.41
Subordinated debt.......................     6,000       108     7.17           --        --       --
Other borrowings........................    16,137       199     5.01        4,357        48     4.40
                                          --------   -------              --------   -------
Total interest-bearing liabilities......   802,427     8,969     4.53      703,800     7,927     4.53
Non interest-bearing liabilities........    50,910                          47,658
Stockholders' equity....................    53,711                          50,431
                                          --------                        --------
          Total liabilities and
            equity......................  $907,048                        $801,889
                                          ========                        ========
Net interest income and net interest
  spread................................             $ 9,101     3.83%               $ 7,935     3.83%
                                                     =======     ====                =======     ====
Net interest margin.....................                         4.12%                           4.14%
                                                                 ====                            ====

                                                                 INCREASE
                                                              (DECREASE) DUE
                                                                  TO (1)
                                                              --------------
CHANGES IN NET INTEREST INCOME(1)                             VOLUME   RATE    TOTAL
---------------------------------                             ------   -----   ------
Interest earning assets:
Loans, net..................................................  $1,428   $ 300   $1,728
Investment securities.......................................      28      30       58
Mortgage backed securities..................................      (6)     21       15
Interest bearing deposits in banks..........................      --      --       --
FHLB stock..................................................      21      (2)      19
Federal funds sold..........................................     401     (13)     388
                                                              ------   -----   ------
          Total change in interest income...................   1,872     336    2,208
Interest-bearing liabilities:
  Interest checking.........................................      31     (45)     (14)
  Savings...................................................     (14)     (8)     (22)
  Passbook gold.............................................   1,786      97    1,883
  Money market..............................................     (37)    (17)     (54)
  Time deposits.............................................    (845)   (165)  (1,010)
  Subordinated debt.........................................     108      --      108
  Other borrowings..........................................     138      13      151
                                                              ------   -----   ------
          Total change in interest expense..................   1,167    (125)   1,042
                                                              ------   -----   ------
Increase (decrease) in net interest income..................  $  705   $ 461   $1,166
                                                              ======   =====   ======

---------------

(1) Changes in net interest income due to changes in volume and rate are based on absolute value.

  Noninterest Income

     Noninterest income for the first quarter of 1997 was $3.1 million compared to $678,000 for the same period in 1996, an increase of $2.4 million. Of the increase, $898,000 was the result of increased income from mortgage banking operations, principally gains on sale of loans, net of certain capitalized costs of production. In addition, the Company elected to sell certain portfolio loans and recorded gains on sale of loans amounting to $1.2 million for the first quarter of 1997. Other improvements included $93,000 from a third-party fee-based checking account program under the name "Generations Gold" and an increase of $62,000 in other sources of fee income on deposit accounts.

     The following table reflects the components of noninterest income for the three months ended March 31, 1997 and 1996 (in thousands):


                                                              FOR THE THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                              INCREASE/
                                                               1997    1996   (DECREASE)
                                                              ------   ----   ----------
Service charges on deposit accounts.........................  $  438   $376     $   62
Loan fee income.............................................     125    125         --
Income from mortgage banking activities.....................     898     --        898
Gains on sales of portfolio loans...........................   1,188    (11)     1,199
Gain on sale of investments.................................      42      4         39
Generations Gold fee income.................................     100      7         93
Merchant charge card processing fees........................      48     23         25
Other income................................................     285    154        130
                                                              ------   ----     ------
Total noninterest income....................................  $3,124   $678     $2,446
                                                              ======   ====     ======

  Noninterest Expense


     General and administrative ("G&A") expenses for the first quarter of 1997 were $8.2 million compared to $6.0 million, an increase of $2.3 million. The major factor responsible for the expense increase was the expansion of the Company's mortgage banking activities which accounted for substantially all of the increase in employees from 436 at March 31, 1996 to 644 at March 31, 1997. Total noninterest expenses, which include G&A expense, provisions for losses on ORE properties, ORE income and expense, and amortization of premiums paid on deposits, were $8.5 million for the first quarter of 1997 compared to $6.2 million for the same period last year.


     The following table reflects the components of noninterest expense for the three months ended March 31, 1997 and 1996 (in thousands):

                                                                  FOR THE THREE MONTHS
                                                                    ENDED MARCH 31,
                                                              ----------------------------
                                                                                 INCREASE
                                                               1997     1996    (DECREASE)
                                                              ------   ------   ----------
Salaries and benefits.......................................  $4,366   $3,253     $1,113
Net occupancy expense.......................................   1,284    1,025        259
Advertising.................................................     209       80        129
Data processing fees........................................     391      317         74
FDIC and state assessments..................................     127      270       (143)
Telephone expense...........................................     251      125        126
Legal and professional......................................     248      106        142
Postage and supplies........................................     336      229        107
Other operating expense.....................................   1,028      551        477
                                                              ------   ------     ------
G & A expenses..............................................   8,240    5,956      2,284
Provision for losses on ORE.................................     170      180        (10)
ORE expense, net of ORE income..............................     (13)       1        (14)
Amortization of premium on deposits.........................     123      123         --
                                                              ------   ------     ------
Total noninterest expense...................................  $8,520   $6,260     $2,260
                                                              ======   ======     ======

YEARS ENDED DECEMBER 31, 1996 AND 1995

COMPARISON OF BALANCE SHEETS AT DECEMBER 31, 1996 AND 1995

  Overview

     Total assets of the Company were $907.9 million at December 31, 1996 and $802.0 million at December 31, 1995, an increase of $105.9 million. This growth was primarily the result of the expansion of the Company's residential loan production capability. Total loans increased by $73.6 million from $669.4 million at the end of the prior year to $743.0 million at the end of 1996. Total deposits increased by $84.9 million from $743.1 million at year-end 1995 to $828.0 million.

  Investment and Mortgage-Backed Securities

     The Company's investment securities consisted of U.S. Treasury Bills and Notes and a $1.5 million revenue bond with the Northern Palm Beach County Improvement District (the "Revenue Bond"). The Revenue Bond is not an obligation of Palm Beach County, the State of Florida, or any political subdivision, municipality or agency, thereof. The principal and interest are payable solely from and are secured equally and ratably by a lien upon and pledge of the proceeds of special assessments levied by the district. This investment is taxable for federal income tax purposes.

  Loans and Loans Held for Sale

     Total loans at December 31, 1996 included $706.4 million of loans held for portfolio and $36.6 million held for sale, a total of $743.0 million. At December 31, 1995, these amounts were $664.7 million and $4.7 million, respectively. The $73.6 million increase in total loans was primarily comprised of a $25.5 million increase in residential loans to $405.9 million (54.6% of total loans), and a $41.3 million increase in other real estate-secured loans. At December 31, 1996, loans secured by first liens on real estate constituted 92.0% of the total loan portfolio. Commercial (business) loans not secured by real estate increased $4.7 million while consumer loans increased $3.1 million. Residential loan sales for 1996 amounted to $106.1 million and totalled $41.5 million for 1995.

  Allowance for Loan Losses

     The allowance for loan losses amounted to $13.1 million at December 31, 1996, compared to $14.9 million at December 31, 1995. The total amount of loans for determining the adequacy of the allowance includes $467.5 million of loans originated by the Company, purchased loans amounting to $275.5 million.

     The Company made various loan purchases totaling $157.4 million during 1994, $102.3 million during 1995 and $8.2 million in 1996. The Company allocated a portion of the discount on its purchased loans to the allowance in amounts consistent with loan loss allowance policy guidelines and recorded the remainder as an unearned discount to be accreted to income as a yield adjustment. In 1995 such allocation included $7.2 million related solely to the March 1995 Purchase. Subsequently, the principal balance of the March 1995 Purchase had declined to $39.9 million and losses on certain nonperforming loans in this pool had reduced the allowance allocated to this purchase to $5.9 million. The Company's history of administering this loan purchase indicates that the expected loss rate on the remaining loans in this portfolio would be less than the amount remaining in the allowance. Consequently, the Company reallocated $1.5 million from the allowance to unearned discount in the fourth quarter of 1996, reducing the December 31, 1996 allowance allocated to the March 1995 Purchase to $4.4 million. The overall allowance at year-end 1996 of $13.1 million also included $1.0 million allocated to loans purchased from CrossLand, $1.8 million allocated to other loan purchases, and $6.0 million allocated to originated loans.

     Activity to the allowance during 1996 included a $1.8 million provision for loan losses, loan charge-offs (net of recoveries) of $1.8 million, and $1.7 million allocated from the allowance to unearned discount. The net charge-off amount for 1996 included $1.0 million assessed against the allowance for loans acquired in the March 1995 Purchase as properties securing certain nonperforming loans which were purchased at a substantial discount were acquired through foreclosure and recorded at their fair value. At December 31, 1996 the amount of unearned discount on purchased loans not allocated to allowance totaled $4.7 million.

  Nonperforming Assets


     Nonperforming assets amounted to $22.8 million or 2.51% of total assets at December 31, 1996, as compared to $23.5 million or 2.93% of total assets at December 31, 1995. Nonperforming loans totaled $15.4 million at the end of 1996, an increase of $34,000 from the prior year-end total of $15.4 million. The ratio of nonperforming loans to total loans declined from 2.32% at the end of 1995 to 2.19% at year-end 1996. ORE acquired through foreclosure decreased by $701,000 from $8.1 million at the end of the prior year to $7.4 million at year-end 1996. The ratio of nonperforming assets to total assets at the end of 1996 was 2.51% compared to 2.93% at the end of 1995.


  Deposits

     Total deposits were $828.0 million at December 31, 1996, compared to $743.1 million at the prior year-end, an increase of $84.9 million. Passbook savings accounts offered to higher-balance customers at a premium rate of 5.00% increased by $156.5 million and retail checking and noninterest-bearing account balances increased $20.5 million or 19.18%. The Company reduced its reliance on time deposits through a less aggressive pricing strategy which resulted in an $83.7 million decline in certificates of deposits and a decline in other interest-bearing balances of $9.9 million. At December 31, 1996, jumbo ($100,000 and over) deposits totaled $49.3 million or 5.96% of total deposits. There were no brokered deposits.

  Convertible Subordinated Debt

     In December 1996 the Company completed a private offering of $6.0 million in 6.0% Debentures. The proceeds were used to increase the capital of the Bank. The Debentures are convertible by the holder at any time prior to maturity into shares of Company Common Stock at a conversion price of $17.85714 per share (equivalent to a conversion rate of 56 shares per $1,000 principal amount of Debentures). The Debentures were sold at par and the Company incurred $213,000 in expenses associated with the offering. The Company has the right to redeem the Debentures beginning in 2001 at 106% of face value, with the premium declining 1% per year thereafter and without any premium if the price of the Company Common Stock equals or exceed 130% of the conversion price for not less than 20 consecutive trading days.

  Stockholders' Equity

     Stockholders' equity of the Company was $54.3 million at December 31, 1996, or 6.0% of total assets compared to $50.9 million or 6.3% of total assets at December 31, 1995. At December 31, 1996, the Company's and the Bank's capital ratios were all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized."

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996 AND
1995

  Overview


     Consolidated net income for 1996 was $3.8 million or $.76 per share compared to $5.8 million or $1.26 per share for 1995. Consolidated net income excluding the SAIF special assessment would have been $5.3 million or $1.08 per share for 1996 as compared to $4.2 million or $.92 per share for 1995, excluding negative goodwill accretion.


  Analysis of Net Interest Income

     Net interest income for 1996 was $34.0 million compared to $27.9 million for 1995. This $6.2 million or 22.1% increase was primarily the result of $3.9 million in additional income from balance sheet growth and a more favorable mix of earning assets. An increase in net interest spread also improved net interest income by $2.2 million. Interest income was $66.9 million for 1996, an increase of $9.1 million over 1995. During the same period interest expense increased by $2.9 million from $30.0 million for 1995 to $32.9 million for 1996. Asset yield increased 25 basis points from 8.21% for 1995 to 8.46% for 1996 and average earning assets increased $83.6 million. The average cost of interest-bearing liabilities decreased 5 basis points from 4.55% to 4.50%. Net interest spread increased 30 basis points from 3.66% for 1995 to 3.96% for 1996 and net interest margin, which includes the benefit of noninterest bearing funds, increased from 3.94% for 1995 to 4.28% for 1996.

     The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the years ended December 31, 1996 and 1995 (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                 --------------------------------------------------------------
                                             1996                             1995
                                 -----------------------------    -----------------------------
                                 AVERAGE               AVERAGE    AVERAGE               AVERAGE
                                 BALANCE    INTEREST    RATE      BALANCE    INTEREST    RATE
                                 --------   --------   -------    --------   --------   -------
Interest earning assets:
  Loans, net...................  $704,919   $62,244     8.78%     $604,535   $52,389     8.65%
  Investment securities........    25,905     1,413     5.46        31,042     1,431     4.60
  Mortgage backed securities...    20,494     1,325     6.46        13,515       827     6.12
  Interest bearing deposits in
     banks.....................        79         2     2.91           290        17     5.82
  FHLB stock...................     4,548       330     7.26         3,126       231     7.40
  Federal funds sold...........    30,188     1,633     5.32        49,978     2,968     5.86
                                 --------   -------               --------   -------
  Total interest-earning
     assets....................   786,133    66,947     8.46       702,486    57,863     8.21
  Non interest-earning
     assets....................    46,343                           45,556
                                 --------                         --------
          Total assets.........  $832,476                         $748,042
                                 ========                         ========
Interest-bearing liabilities:
  Interest checking............    80,442       944     1.17      $ 67,005     1,081     1.61
  Savings......................   170,100     7,281     4.28        90,904     3,281     5.57
  Money market.................    37,778       809     2.14        58,862     1,735     2.94
  Time deposits................   433,860    23,392     5.39       439,824    23,777     5.41
  FHLB advances................       956        52     5.21            --        --       --
  Other borrowings.............     8,884       448     4.95         3,304       127     3.85
                                 --------   -------               --------   -------
  Total interest-bearing
     liabilities...............   732,020    32,926     4.50       659,899    30,001     4.55
  Non interest-bearing
     liabilities...............    48,821                           45,285
  Stockholders' equity.........    51,635                           42,858
                                 --------                         --------
          Total liabilities and
            equity.............  $832,476                         $748,042
                                 ========                         ========
  Net interest income/net
     interest spread...........             $34,021     3.96%                $27,862     3.66%
                                            =======     ====                 =======     ====
  Net interest margin..........                         4.28%                            3.94%
                                                        ====                             ====

                                                                 INCREASE
                                                              (DECREASE) DUE
                                                                  TO (1)
                                                             ----------------
CHANGES IN NET INTEREST INCOME                               VOLUME     RATE     TOTAL
------------------------------                               -------   ------   -------
Interest earning assets:
  Loans, net...............................................  $ 8,108   $1,747   $ 9,855
  Investment securities....................................      (91)      73       (18)
  Mortgage backed securities...............................      449       49       498
  Interest bearing deposits in banks.......................       (9)      (6)      (15)
  FHLB stock...............................................      103       (4)       99
  Federal funds sold.......................................   (1,091)    (244)   (1,335)
                                                             -------   ------   -------
          Total change in interest income..................    7,469    1,615     9,084
Interest-bearing liabilities:
  Interest checking........................................      191     (328)     (137)
  Savings..................................................    3,738      262     4,000
  Money market.............................................     (530)    (396)     (926)
  Time deposits............................................     (173)    (212)     (385)
  FHLB advances............................................       52       --        52
  Other borrowings.........................................      248       73       321
                                                             -------   ------   -------
          Total change in interest expense.................    3,526     (601)    2,925
                                                             -------   ------   -------
          Increase (decrease) in net interest income.......  $ 3,943   $2,216   $ 6,159
                                                             =======   ======   =======

---------------

(1) Changes in net interest income due to changes in volume and rate are based on absolute values.

  Noninterest Income

     Noninterest income for 1996 was $5.6 million compared to $2.8 million for the same period of 1995, an increase of $2.9 million. The gain on sale of the former headquarters building accounted for $1.2 million of the increase. Income from the Company's expanded mortgage banking activities increased $878,000, service fees on deposit accounts increased $211,000, loan service and other ancillary fees increased $327,000, and net gains on sale of investments increased $343,000. Other sources of income increased $148,000 and merchant charge card processing fees, a program which has been discontinued, declined $249,000.

     The following table reflects the components of noninterest income for the years ended December 31, 1996 and 1995 (in thousands):


                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                         ---------------------------------
                                                                                INCREASE
                                                          1996       1995      (DECREASE)
                                                         -------    -------    -----------
Service charges on deposit accounts....................   $1,606     $1,395       $  211
Loan fee income........................................      604        277          327
Income from mortgage banking activities................    1,002        124          878
Gain on sale of ORE held for investment................    1,207         --        1,207
Net gains on sale of investments.......................      370         27          343
Merchant charge card processing fees...................        1        250         (249)
Other income...........................................      826        678          148
                                                          ------     ------       ------
Total noninterest income...............................   $5,616     $2,751       $2,865
                                                          ======     ======       ======


  Noninterest Expense

     Total noninterest expenses for 1996 were $31.8 million compared to $22.9 million for the same period in 1995, an increase of $9.0 million. Noninterest expenses for 1996 include a $2.5 million charge for the one-time SAIF Special Assessment (See "Business -- Supervision and Regulation -- Deposit Insurance") and a $1.6 million provision for losses on ORE, primarily related to two ORE properties. See "Other Real Estate Acquired Through Foreclosure." G&A expenses for 1996, included in the noninterest expense total, were

$27.4 million compared to $22.1 million, an increase of $5.2 million. The increase was primarily the result of expanding the Company's mortgage banking activities and related administrative support units.

     The following table reflects the components of noninterest expense for the years ended December 31, 1996 and 1995 (in thousands):

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                       --------------------------------
                                                                              INCREASE
                                                        1996       1995      (DECREASE)
                                                       -------    -------    ----------
Salaries and benefits................................  $14,309    $11,251      $3,058
Net occupancy expense................................    4,507      3,211       1,296
Advertising..........................................      519        439          80
Data processing fees and services....................    1,451      1,152         299
FDIC and state assessments...........................      949      1,566        (617)
Other operating expense..............................    5,617      4,500       1,117
                                                       -------    -------      ------
G & A expenses.......................................   27,352     22,119       5,233
SAIF Special Assessment..............................    2,539         --       2,539
Provision for losses on ORE..........................    1,611         --       1,611
Other ORE expense (income)...........................     (172)       289        (461)
Amortization of premium on deposits..................      491        450          41
                                                       -------    -------      ------
Total noninterest expense............................  $31,821    $22,858      $8,963
                                                       =======    =======      ======

YEARS ENDED DECEMBER 31, 1995 AND 1994

COMPARISON OF BALANCE SHEETS AT DECEMBER 31, 1995 AND 1994

  Overview

     Total assets were $802.0 million at December 31, 1995 compared to $626.4 million at year-end 1994, an increase of $175.6 million or 28.0%. The source of funds for this growth included $126.6 million in deposits from the thirteen branches opened in the latter part of 1994 and throughout 1995. These additional funds were primarily invested in residential and commercial real estate-secured loans. Total stockholders' equity increased by $14.7 million to $50.9 million at year-end 1995 as a result of the 1995 stock offerings and earnings retention.

  Investment and Mortgage-Backed Securities

     Investment securities, consisting of U.S. Treasury and federal agency securities, were $64.8 million at December 31, 1995 compared to $40.2 million at December 31, 1994, an increase of $24.5 million. This increase included $19.7 million from securitizing a portion of the Company's residential loan originations into mortgage backed securities to improve liquidity and risk based capital ratios.

  Loans and Loans Held for Sale

     Total loans were $669.4 million at December 31, 1995, an increase of $153.1 million or 29.6% over the $516.3 million total at year-end 1994. One-to-four family residential mortgages amounted to $388.2 million at year-end 1995 compared to $293.1 million at the prior year-end, an increase of $95.1 million. Fundings of residential loans through direct lending activities and a correspondent/broker network amounted to $119.7 million and there were $100.3 million in residential loan purchases. The next largest loan category, commercial real estate, amounted to $153.2 million at December 31, 1995 compared to $112.1 million at year-end 1994, an increase of $41.1 million. Multi-family residential loans amounted to $75.1 million at year-end 1995 compared to $60.8 million at December 31, 1994. Substantially all fundings of commercial real estate and multi-family residential loans were through direct lending activities.

     Commercial (business) loans amounted to $29.7 million at December 31, 1995 compared to $24.6 million at year-end 1994, an increase of $5.1 million. Consumer loans, consisting primarily of loans secured by second liens on residential real estate, amounted to $6.8 million at year-end 1995 compared to $6.4 million at end of the prior year, an increase of $421,000.

  Allowance for Loan Losses

     The allowance for loan losses amounted to $14.9 million at December 31, 1995, an increase of $7.8 million from the $7.1 million allowance at December 31, 1994. This increase primarily resulted from the transfer of $7.7 million of discounts from purchases of various loan pools into an allowance established for those loans. During March 1995 the Company made the March 1995 Purchase for a cash payment of $39.9 million with a resulting discount of $8.2 million. The March 1995 Purchase included 941 loans amounting to $46.3 million, which were current as to their scheduled principal and interest payments, and 34 loans amounting to $1.8 million which were delinquent 90 days or more. Of this discount, $7.2 million was allocated to the allowance for those loans, based primarily on management's evaluation of collateral values, with the $982,000 remainder recorded as unearned income. At December 31, 1995, the amount included in the allowance allocated to the March 1995 Purchase was $6.9 million and such portion allocated to the allowance is available only to absorb losses in such portfolio. For a discussion of the use of allocated loan loss reserves, see "Business -- Asset Quality". Management continually monitors the status of its purchased loans and may, at a later date, adjust the amounts allocated between loan discount and the loan loss reserve. Other activity to the allowance included provisions for loan losses of $1.7 million (based generally on the growth in the loan portfolio), loan charge-offs (net of recoveries) of $1.5 million, and $503,000 in discounts allocated to allowance from other loan purchases.

  Nonperforming Assets

     Nonperforming assets amounted to $23.5 million or 2.93% of total assets at December 31, 1995, as compared to $22.5 million or 3.59% of total assets at December 31, 1994. Nonperforming assets consisted of $15.4 million of nonperforming loans and $8.1 million of ORE. The $1.0 million increase in nonperforming assets during the year consisted primarily of the addition of nonperforming commercial (business) and commercial real estate loans totaling $4.0 million, partially offset by the removal from nonperforming status, through repayment and/or return to performing status, of commercial (business) loans and commercial real estate loans totaling $2.3 million. Other reductions to nonperforming assets were in commercial (business) loans ($115,000), consumer loans ($300,000) and ORE ($1.2 million).

  Deposits

     Total deposits were $743.1 million at December 31, 1995, compared to $583.9 million at the prior year-end, an increase of $159.2 million or 27.3%. Time deposits increased $186.0 million which was partially offset by reductions of $21.2 million in savings accounts and $8.1 million in money market accounts. Of the total increase in deposits, $126.6 million is attributable to deposit growth at 13 new branch locations opened in 1994 and 1995.

  Stockholders' Equity


     Stockholders' equity was $50.9 million at December 31, 1995, or 6.3% of total assets compared to $36.2 million or 5.8% of total assets at December 31, 1994. At December 31, 1995, the Tier 1 Capital ratio was 6.00%, the Tier 1 Risk-Based Capital ratio was 9.17%, and the Total Risk-Based Capital ratio was 10.30%, all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized". On June 27, 1995, an offering was completed to the public and the stockholders of 800,000 shares of common stock. The common stock was offered through a combined subscription rights offering and an underwritten public offering resulting in net proceeds of $9.1 million.

COMPARISON OF RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1995 AND 1994

  Overview


     Net income for the year ended December 31, 1995 was $5.8 million compared to $6.9 million for the same period of the previous year which included the non-recurring benefit from certain income tax items and a full year's accretion of negative goodwill. Income tax expense was $1.9 million for 1995 compared to $468,000 in 1994, an increase of $1.4 million. This was primarily due to a $1.3 million decrease in the deferred income tax valuation allowance in 1994 which reduced income tax expense by that amount. Earnings per share were $1.26 for 1995 compared to $1.67 for 1994. Return on average assets for 1995 was .77% compared to 1.25% in 1994, while return on average equity was 13.47% compared to 21.34% in 1994.


  Analysis of Net Interest Income

     Net interest income for 1995 was $27.9 million compared to $20.2 million for 1994. This $7.6 million or 37.6% increase, was primarily the result of additional income from balance sheet growth throughout 1994 and 1995 and a more favorable asset mix as liquid assets were redeployed into higher-yielding loans. Interest income was $57.9 million for 1995, an increase of $20.7 million over 1994. Interest expense increased by $13.1 million from $16.9 million for 1994 to $30.0 million for 1995. Average asset yield increased 95 basis points and average earning assets increased $192.7 million, while the average cost of interest-bearing liabilities increased 106 basis points as a result of a more competitive market for customer deposits during 1995. Net interest spread decreased 11 basis points from 3.77% for 1994 to 3.66% for 1995 while net interest margin, which includes the benefit of noninterest bearing funds, was generally unchanged at 3.94% for 1995 compared to 3.96% for 1994.

     The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the years ended December 31, 1995 and 1994 (in thousands):

                                                                     YEARS ENDED DECEMBER 31,
                                                   -------------------------------------------------------------
                                                               1995                            1994
                                                   -----------------------------   -----------------------------
                                                   AVERAGE               AVERAGE   AVERAGE               AVERAGE
                                                   BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                                                   --------   --------   -------   --------   --------   -------
Interest earning assets:
  Loans, net.....................................  $604,535   $52,389     8.65%    $396,238   $32,699     8.24%
  Investment securities..........................    31,042     1,431     4.60       47,631     1,939     4.06
  Mortgage backed securities.....................    13,515       827     6.12           --        --       --
  Interest bearing deposits in banks.............       290        17     5.82          549        16     2.98
  FHLB stock.....................................     3,126       231     7.40          255        13     5.00
  Federal funds sold.............................    49,978     2,968     5.86       65,080     2,448     3.71
                                                   --------   -------              --------   -------
  Total interest-earning assets..................   702,486    57,863     8.21      509,753    37,115     7.26
  Non interest-earning assets....................    45,556                          40,499
                                                   --------                        --------
         Total assets............................  $748,042                        $550,252
                                                   ========                        ========
Interest-bearing liabilities:
  Interest checking..............................  $ 67,005     1,081     1.61     $ 63,390     1,086     1.71
  Savings........................................    90,904     3,281     5.57       66,049     2,136     3.24
  Money market...................................    58,862     1,735     2.94       72,211     1,587     2.20
  Time deposits..................................   439,824    23,777     5.41      279,058    11,958     3.49
  FHLB advances..................................        --        --       --          658        36     5.52
  Other borrowings...............................     3,304       127     3.85        2,259        68     2.97
                                                   --------   -------              --------   -------
  Total interest-bearing liabilities.............   659,899    30,001     4.55      483,625    16,871     3.49
  Non interest-bearing liabilities...............    45,285                          34,411
  Stockholders' equity...........................    42,858                          32,216
                                                   --------                        --------
  Total liabilities and equity...................  $748,042                        $550,252
                                                   ========                        ========
  Net interest income/net interest spread........             $27,862     3.66%               $20,244     3.77%
                                                              =======     ====                =======     ====
  Net interest margin............................                         3.94%                           3.96%
                                                                          ====                            ====

                                                                  INCREASE
                                                               (DECREASE) DUE
                                                                   TO (1)
                                                              -----------------
CHANGES IN NET INTEREST INCOME                                VOLUME      RATE      TOTAL
------------------------------                                -------    ------    -------
Interest earning assets:
  Loans, net................................................  $18,651    $1,038    $19,689
  Investment securities.....................................     (741)      233       (508)
  Mortgage backed securities................................      827        --        827
  Interest bearing deposits in banks........................      (10)       11          1
  FHLB stock................................................      210         9        219
  Federal funds sold........................................     (662)    1,182        520
                                                              -------    ------    -------
          Total change in interest income...................   18,275     2,473     20,748
Interest-bearing liabilities:
  Interest checking.........................................       60       (65)        (5)
  Savings...................................................    1,451      (306)     1,145
  Money market..............................................     (329)      477        148
  Time deposits.............................................    9,533     2,286     11,819
  FHLB advances.............................................      (18)      (18)       (36)
  Other borrowings..........................................       64        (5)        59
                                                              -------    ------    -------
          Total change in interest expense..................   10,761     2,369     13,130
                                                              -------    ------    -------
          Increase (decrease) in net interest income........  $ 7,514    $  104    $ 7,618
                                                              =======    ======    =======

---------------

(1) Changes in net interest income due to changes in volume and rate are based on absolute values.

  Noninterest Income

     Noninterest income for 1995 was $2.8 million compared to $2.6 million for 1994, an increase of $139,000. The prior year had included $315,000 from settlement of a claim against a borrower released from bankruptcy. Included in 1995 was a $57,000 lease termination settlement from a lessee who had sublet space in a building leased by the Company. Other improvements were due to a $148,000 increase in service charge and fee income from higher deposit levels and gains on sale of loans of $124,000. Income from processing charge card deposits for merchants was $250,000 in 1995 compared to $204,000 in 1994. This program was discontinued in August 1995.

     The following table reflects the components of noninterest income for the years ended December 31, 1995 and 1994 (in thousands):

                                                                 FOR THE YEARS
                                                               ENDED DECEMBER 31,
                                                         ------------------------------
                                                                              INCREASE
                                                          1995      1994     (DECREASE)
                                                         ------    ------    ----------
Service charges on deposit accounts....................  $1,395    $1,247       $148
Loan fee income........................................     277       368        (91)
Merchant charge card processing fees...................     250       204         46
Gains on sales of loans................................     124        --        124
Other income...........................................     705       793        (88)
                                                         ------    ------       ----
          Total noninterest income.....................  $2,751    $2,612       $139
                                                         ======    ======       ====

  Noninterest Expense

     Total noninterest expenses for 1995 were $22.9 million compared to $16.6 million for 1994, an increase of $6.3 million. G & A expenses for 1995 were $22.1 million compared to $14.9 million, an increase of $7.2 million. The primary reasons for these increases were the additional personnel and other operating costs related to the thirteen new branches which accounted for $2.9 million of the increase in G & A expense, an overall expansion of the lending and administrative functions, and a $252,000 expense to record a loss on reimbursing credit cardholders for chargebacks.

     The following table reflects the components of noninterest expense for the years ended December 31, 1995 and 1994 (in thousands):

                                                                FOR THE YEARS
                                                              ENDED DECEMBER 31,
                                                       --------------------------------
                                                                              INCREASE
                                                        1995       1994      (DECREASE)
                                                       -------    -------    ----------
Salaries and benefits................................  $11,251    $ 7,339      $3,912
Net occupancy expense................................    3,211      1,308       1,903
Advertising..........................................      439        349          90
Data processing fees.................................    1,152      1,472        (320)
FDIC and state assessments...........................    1,566      1,188         378
Loan collection and repossession expense.............      128        206         (78)
Other operating expense..............................    4,372      3,054       1,318
                                                       -------    -------      ------
G & A expenses.......................................   22,119     14,916       7,203
ORE expense (net)....................................      289        432        (143)
Amortization of premium on deposits..................      450      1,269        (819)
                                                       -------    -------      ------
          Total noninterest expense..................  $22,858    $16,617      $6,241
                                                       =======    =======      ======

  Income Taxes

     Income tax expense for 1995 was $1.9 million, which was net of a $177,000 reduction in the estimated amount of the valuation allowance for the deferred tax asset and a $122,000 tax credit related to the prior year's income tax return. The income tax provision for the same period in 1994 was $468,000 which was net of a $1.3 million decrease in the valuation allowance.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

  Liquidity

     The Asset/Liability Management Committee ("ALCO") reviews the Company's liquidity, which is its ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, and other cash demands. The primary sources of funds consist of deposits, amortization and prepayments of loans, and sales of investments. The Bank is a member of the FHLB and has the ability to borrow to supplement its liquidity needs.

     At March 31, 1997, the liquidity ratio, consisting of net cash and investments of $109.5 million divided by net deposits and short-term liabilities of $82.8 million, was 13.22% as compared to 13.42% at December 31, 1996. Net liquid assets were $33.6 million in excess of the amount required by Florida banking regulations.

  Asset/Liability Management

     One of the primary objectives of the Company is to reduce fluctuations in net interest income caused by changes in interest rates. To manage interest rate risk, the Board of Directors has established interest-rate risk policies and procedures which delegate to ALCO the responsibility to monitor and report on interest-rate risk, devise strategies to manage interest-rate risk, monitor loan originations and deposit activity, and approve all pricing strategies.

     The management of interest rate risk is one of the most significant factors affecting the ability to achieve future earnings. The measure of the mismatch of assets maturing or repricing within certain periods, and liabilities maturing or repricing within the same period, is commonly referred to as the "gap" for such period. Controlling the maturity or repricing of an institution's assets and liabilities in order to minimize interest rate risk is commonly referred to as gap management. "Negative gap" occurs when, during a specific time period, an institution's liabilities are scheduled to reprice more rapidly than its assets, so that, barring other factors affecting interest income and expense, in periods of rising interest rates the institution's interest expense would increase more rapidly than its interest income, and in periods of falling interest rates the institution's interest expense would decrease more rapidly than its interest income. "Positive gap" occurs when an institution's assets are scheduled to reprice more rapidly than its liabilities, so that, barring other factors affecting interest income and expense, in periods of falling interest rates the institution's interest income would decrease more rapidly than its interest expense, and in periods of rising interest rates the institution's interest income would increase more rapidly than its interest expense. It is common to focus on the one-year gap, which is the difference between the dollar amount of assets and the dollar amount of liabilities maturing or repricing within the next twelve months.

     ALCO uses an industry standard computer modeling system to analyze the impact of financial strategies prior to their implementation. The system attempts to simulate the asset and liability base and project future operating results under a variety of interest rate and spread assumptions. Through this management tool, management can also, among other things, project the effects of changing its asset and liability mix and modifying its balance sheet, and identify appropriate investment opportunities. The results of these simulations are evaluated within the context of the interest-rate risk policy, which sets out target levels for the appropriate level of interest-rate risk.


     The policy is to maintain a cumulative one-year gap of no more than 15% of total assets. Management attempts to conform to this policy primarily by managing the maturity distribution of the investment portfolio and emphasizing loan originations and loan purchases carrying variable interest rates tied to interest-sensitive indices. Additionally, the Bank has joined the FHLB to enhance its liquidity position and to provide it with the ability to utilize long-term fixed-rate advances to improve the match between interest-earning assets and interest-bearing liabilities in certain periods. Currently, off-balance-sheet hedging instruments are not used to manage overall interest rate risk but such instruments are used to limit the exposure to changes in the value of residential loans held for resale and estimated loan commitments to originate and close fixed rate residential and mortgage loans. However, there continues to be a risk that such loan commitments do not close or are renegotiated in a declining interest rate environment. Management may expand its use of off-balance-sheet hedging instruments to manage exposure to overall interest rate risk in the future, subject to Board approval.


     The cumulative one year gap at March 31, 1997 was $8.9 million or a positive .97% (expressed as a percentage of total assets). Management will attempt to moderate any lengthening of the repricing structure of earning assets by emphasizing variable-rate assets and, where appropriate, match-funding longer-term fixed rate loans with FHLB advances. See "Business -- Sources of Funds".

     The following table presents the maturities or repricing of interest-earning assets and interest-bearing liabilities at March 31, 1997. The balances shown have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed rate loans are shown in the periods in which they are scheduled to be repaid according to contractual amortization and, where appropriate, prepayment assumptions based on the coupon rates in the portfolio have been used to adjust the repayment amounts. Repricing of time deposits is based on their scheduled maturities. Based on management's experience in the markets in which the Company operates, statement savings deposits are assumed to reprice at 8.3% of the total balance in the first three months, 8.3% in the four-to-six month category, 16.7% in the six-to-12 month category, and the remaining 66.7% from one to five years. Passbook savings deposits are assumed to reprice equally over a 24 month period. Repricing of interest checking and money market accounts is assumed to occur at 10% of the total balance for every three month interval.

                         INTEREST SENSITIVITY ANALYSIS

                                 MARCH 31, 1997


                                0-3 MONTHS          4-12 MONTHS          1-5 YEARS         OVER 5 YEARS
                             -----------------   -----------------   -----------------   -----------------
                                        YIELD/              YIELD/              YIELD/              YIELD/
                              AMOUNT     RATE     AMOUNT     RATE     AMOUNT     RATE     AMOUNT     RATE
                             --------   ------   --------   ------   --------   ------   --------   ------
                                                        (DOLLARS IN THOUSANDS)
Interest-earning assets:
U.S. Treasury securities
  and government
  agencies.................  $  7,715    5.24%   $  1,978    5.34%   $ 31,471    5.91%   $     --      --%
Revenue bonds..............        --      --          --      --       1,545    8.60          --      --
Mortgage backed
  securities...............        --      --      19,661    5.53          --      --          --      --
Federal funds sold.........    41,000    5.37          --      --          --      --          --      --
Interest bearing deposits
  in banks.................        --      --          --      --          --      --          --      --
FHLB stock.................        --      --          --      --          --      --       5,081    7.25
Loans......................   163,252    9.13     218,238    8.32     245,912    8.68     121,091    8.18
                             --------            --------            --------            --------
Total interest-earning
  assets...................   211,967    8.26     239,877    8.07     278,928    8.37     126,172    8.14
Interest-bearing
  liabilities:
Deposits
  Interest checking........     8,991    1.09      26,973    1.09      53,931    1.09          --      --
  Money market.............     2,667    2.08       8,001    2.08      21,349    2.08          --      --
  Savings..................     2,298    1.98       6,894    1.98      18,377    1.98          --      --
  Passbook Gold............    27,972    4.88      83,916    4.88     111,888    4.88          --      --
  Time deposits............   106,146    5.14     152,762    5.20     147,797    5.86          32    5.92
  Subordinated debt........        --      --          --      --          --      --       6,000    6.00
  Obligations under capital
     leases................        45    7.49         135    7.49         263    7.49          --      --
  Repurchase agreements....    16,160    4.99          --      --          --      --          --      --
                             --------            --------            --------            --------
Total interest-bearing
  liabilities..............   164,279    4.76     278,681    4.54     353,605    4.39       6,032    6.00
                             --------            --------            --------            --------
Excess (deficiency) of
  interest-earning assets
  over interest-bearing
  liabilities..............  $ 47,688    3.50%   $(38,804)   3.53%   $(74,677)   3.98%   $120,140    2.14%
                             ========    ====    ========    ====    ========   =====    ========    ====
Cumulative excess
  (deficiency) of interest-
  earning assets over
  interest-bearing
  liabilities..............  $ 47,688    3.50%   $  8,884    3.54%   $(65,793)   3.72%   $ 54,347    3.69%
                             ========    ====    ========    ====    ========   =====    ========    ====
Cumulative excess
  (deficiency) of interest-
  earning assets over
  interest-bearing
  liabilities as a percent
  of total assets..........              5.23%                .97%              (7.21)%              5.96%
                                         ====                ====               =====                ====


EFFECTS OF INFLATION

     As a financial institution, the majority of the Company's assets are monetary in nature and, therefore, differ greatly from those of most industrial or commercial companies that have significant investments in fixed assets. The effects of inflation on the financial condition and results of operations, therefore, are less significant than the effects of changes in interest rates. The most significant effect of inflation is on noninterest expense, which tends to rise during periods of general inflation.

                                    BUSINESS


     The Company is a bank holding company organized in March 1996 under the laws of the State of Florida and is the parent of the Bank, a Florida-chartered, federally-insured commercial bank. At March 31, 1997, the Company's total assets were $912.1 million, total loans were $748.5 million, total deposits were $829.1 million and total stockholders' equity was $55.6 million. The Company is regulated by the Federal Reserve and the Bank is regulated by the Department and the FDIC. The Bank's deposits are insured by the FDIC up to applicable limits. The Bank is a member of the FHLB of Atlanta. See "-- Supervision and Regulation."


BACKGROUND AND PRIOR OPERATING HISTORY


     In May 1993, the Controlling Stockholders, Messrs. Hough and Sapanski, acquired from the prior controlling stockholder over 99% of the Bank's outstanding common stock for $4.5 million and made an additional capital infusion of $3.5 million to meet regulatory capital requirements. The transaction was accounted for using purchase or push-down accounting treatment, which established a new accounting basis. The assets and liabilities were restated from historical cost to their fair market values as of May 28, 1993, premises and equipment totaling $1.4 million were written off, and the historical equity capital balances were not carried forward. The excess of fair market value of assets acquired and liabilities assumed exceeded the cost of acquisition by $5.9 million which resulted in the creation of "negative goodwill" in that amount. That negative goodwill was accreted to income over a 26 month period from May 28, 1993 through July 31, 1995, the weighted average life of the earning assets at the change of control.


     Pursuant to the CrossLand Purchase and Assumption, the Bank purchased 12 branches in Pinellas, Manatee and Sarasota counties from CrossLand, a federal stock savings bank, and assumed deposit liabilities of $327.7 million. The Bank paid CrossLand $11.5 million for the branches and related furniture, fixtures, equipment and other assets, plus a $1.9 million (sixty basis points) premium on the dollar amount of the deposits assumed. Concurrently, the Bank purchased performing and non-performing loans secured by real estate and ORE amounting to $201.6 million from CrossLand. The CrossLand Purchase and Assumption increased total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993.


     In December 1993, the Bank sold 1.4 million shares of its common stock in an initial public offering at a price of $8.00 per share. The net proceeds of the offering totaled $10.3 million. In addition, the Bank sold 75,000 shares of its Series A non-cumulative convertible perpetual preferred stock for a purchase price of $6.6 million (or $88.00 per share). In June 1995, the Bank sold 800,000 shares of its common stock in a combined subscription rights and public offering at $12.50 per share, with net proceeds totaling $9.1 million.



     In February 1996, the Bank's shareholders approved a reorganization under which the Bank became a wholly-owned subsidiary of the Company. All holders of shares of the Bank's common and preferred stock received one share of the Company's common stock for each share of the Bank's common stock held of record and one share of the Company's $20.00 par value noncumulative convertible perpetual preferred stock for each share of the Bank's preferred stock held of record. Holders of outstanding options to purchase or acquire the Bank's common stock received options to purchase an equal number of shares of the Company's common stock.


     In December 1996, the Company completed a private offering of $6.0 million of its 6.0% Debentures.

BUSINESS STRATEGY


     The Company's business strategy entails (i) originating and purchasing real estate-secured loans for portfolio and sale and originating business and consumer loans for portfolio; (ii) improving market share and expanding its market area through acquisitions of financial institutions and de novo branching; (iii) increasing non-interest income through expanded mortgage banking activities and emphasizing commercial and retail checking relationships; and (iv) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk and enhancing profitability.

     The Company's business strategy has resulted in:


     - Increased Earnings -- In 1994 and 1995 earnings before taxes and amortization of negative goodwill were $4.7 million and $6.1 million, respectively. In 1996, earnings before taxes and the one-time SAIF special assessment were $8.6 million. In the three months ended March 31, 1997, earnings before taxes totaled $2.6 million. The Company has sold its Title 1 and debt consolidation loan originations on a whole loan basis since it began originating them in late 1996, but, in the future, may securitize those loans. If that strategy is implemented, it is likely that earnings in the near term will be reduced as the recognition of revenue relating to such loans is deferred to future quarters when the loans are securitized.



     - Expanded Branch Network -- Since the Change of Control in May 1993, the Company has expanded its branch network from seven branches in northern Pinellas County, to its current 35 branches in Hernando, Pasco, Pinellas, Manatee, Sarasota, Seminole and Orange Counties. Further market expansion will occur upon consummation of the FFO Merger later this year which will add 11 branches in the central Florida market, including five in Osceola County, five in Brevard County, and one in Orange County, bringing the total number of branches to 46.


     - Increased Levels and Sources of Noninterest Income -- The Company has expanded its sources and amounts of fee income by emphasizing mortgage banking activities and new products, including a program that generates fee income for the Company when the Company's checking account customers utilize the travel and other services of certain third-party providers.


     - Improved Asset Quality Ratios -- The assets acquired in the Change of Control and the CrossLand Purchase and Assumption included significant levels of nonperforming assets. As a result, the Company's nonperforming assets-to-total assets ratio was 4.95% at year-end 1993. This ratio was reduced to 2.58% at March 31, 1997. This reduction was achieved primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions and growth in the loan portfolio. Virtually none of the Company's nonperforming assets were originated following the Change in Control in 1993.



     - Management of Interest Rate Risk -- One of the Company's primary objectives is to reduce fluctuations in net interest income caused by changes in market interest rates. To manage interest rate risk, the Company generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and actively manages the maturities within the investment portfolio. The Company believes, based on its experience, that, as of March 31, 1997, the anticipated dollar amounts of assets and liabilities which reprice or mature within a one-year time horizon were closely matched.


RECENT AND PENDING ACQUISITIONS

     Management believes that acquisitions of financial institutions provide the Company with an opportunity to enhance its market presence and size in a manner which is generally quicker and more cost effective than de novo branching. Management believes that its banking products and customer services will enable it to preserve its relationships with the customers of acquired financial institutions.


     On April 18, 1997, the Company acquired Firstate, a thrift institution headquartered in Orlando, Florida, with branches in downtown Orlando and Winter Park, for a cash purchase price of $5.5 million. Firstate was not publicly traded. At April 18, 1997, Firstate had total assets of $71.1 million and total deposits of $67.9 million. The acquisition was accounted for as a purchase, and the amount of goodwill recorded was $130,000. Because it qualified as a "weak institution" under the SAIF recapitalization legislation enacted in September 1996, Firstate was not required to pay a $519,063 special assessment to the SAIF that otherwise would have been due and payable. Accordingly, the Company will be required either (i) to pay a pro rata portion of the special assessment ($346,734 from July 1 to December 31, 1997) or (ii) to continue to pay quarterly assessments on the deposits assumed from Firstate at the higher SAIF assessment rate that was in effect on

June 30, 1995 (23 basis points), which exceeds the rate the Company is paying on all other deposits. See "Pro Forma Financial Data" and "Business -- Supervision and Regulation -- Deposit Insurance."


     On April 14, 1997, the Company and FFO entered into the FFO Agreement providing for the acquisition of FFO by the Company pursuant to the FFO Merger. FFO has 11 branches in Osceola, Orange and Brevard counties. At March 31, 1997, FFO had total assets of $320.0 million and total deposits of $285.7 million. Mr. Hough, one of the Company's Controlling Stockholders, also owns a majority interest in FFO. Under the terms of the FFO Agreement, the Company will exchange
0.29 of a share of the Company's common stock for each of the 8.4 million outstanding shares of FFO Common Stock. If the product of (i) the exchange ratio and (ii) the average market price of the Company's common stock for a period ending shortly prior to closing is below $4.10, the exchange ratio will be adjusted for decreases in the price of Company's common stock; however, in no event will the exchange ratio exceed 0.30. Outstanding options for FFO common stock will be converted into options for Company's common stock on the same basis. FFO has the right not to consummate the FFO Agreement if the above average market price of the Company's common stock is less than $13.50. Either party has the right to terminate the FFO Agreement if the FFO Merger does not occur by November 1, 1997. The FFO Merger will be accounted for as a corporate reorganization under which Mr. Hough's interest in FFO will be carried forward at its historical cost in a manner similar to that of a pooling of interests accounting while the minority interest in FFO will be recorded using purchase accounting rules. The transaction is subject to approval by a majority vote of the stockholders of the Company and FFO, approval by various regulatory authorities and receipt of an opinion that the transaction qualifies as a tax-free reorganization. The transaction is not dependent on the successful completion of this offering of Preferred Securities.



     Management of the Company believes that the composition of FFO's assets and liabilities is substantially similar to that of the Company. At December 31, 1996, the Company's loan portfolio was 56.5% in one-to-four family residential mortgages, 33.8% in multi-family and commercial real estate mortgages, 3.6% in construction loans and 1.3% in consumer loans. The corresponding percentages for FFO were 57.3%, 29.0%, 2.5% and 9.5%, respectively. In addition, both residential mortgage portfolios consist primarily of adjustable-rate loans. Also at December 31, 1996, the Company's deposit base included 6.1% in demand deposits, 44.2% in savings and interest-bearing transactions accounts, and 49.7% in time deposits. The corresponding percentages for FFO were 5.0%, 20.2%, and 74.8%, respectively.


BRANCH NETWORK


     Currently, the Company has 35 branches, including three branches in Pasco County, 20 branches in Pinellas County, seven branches in Manatee County, two branches in Sarasota County and one branch in each of Hernando, Orange and Seminole Counties. As a multi-office institution, the Company's market area encompasses all of the counties in which it operates. The Company also operates ten loan production offices in Pinellas, Lee, Orange, Palm Beach and Polk Counties in Florida and an office in Boston, Massachusetts.



     Most of the Company's branches are in Metropolitan Statistical Areas ("MSA"). An MSA is defined by the U.S. Census Bureau as a geographic area with a significant population nucleus, along with any adjacent communities that have a high degree of economic and social integration with that nucleus. Of the Company's branches, 33 are in the MSAs which anchor the west coast of Florida; Tampa-St. Petersburg-Clearwater, which includes Hillsborough, Hernando, Pasco and Pinellas counties, and Sarasota-Bradenton, comprised of Manatee and Sarasota counties. As of January 1, 1996, the latest estimates available, the Tampa-St. Petersburg MSA had a population of 2.2 million, ranking it 23rd in the nation. Sarasota-Bradenton had a population of 539,000, ranking it 95th. Together the two MSAs had a combined population of 2.75 million residents which would rank approximately 12th in the United States. The other two branches are in the Orlando MSA. The economic base of the three MSAs in which the Company has branches are supported by a large and growing segment of retirees, tourism, which contributes to the economic base throughout the year, and light industry.


     The west coast of Florida is highly competitive with 279 branches of banks and savings and loan institutions operating in Pinellas County, 90 in Pasco County, 81 in Manatee County, and 132 in Sarasota County, as of September 30, 1996, the most recent date that comparative data was available. The largest commercial banking institutions in Florida operate in each of the three counties. As in most market areas, competition for deposits also exists from money market funds and credit unions. Competition for mortgage loans is extremely strong from specialized lenders, other mortgage bankers and independent brokers capable of selling qualified mortgage loans to the highest bidder. Similarly, consumers can choose from a wide range of suppliers of personal credit, including credit card companies, consumer finance companies and credit unions.

     The Company ranked 13th among banks and 24th among all depository institutions in the state of Florida in terms of deposits held as of September 30, 1996, the latest date for which data is available. Ranked by deposits, the Company was the 15th largest in Pasco County, the 7th largest in Pinellas County, the 5th largest in Manatee County and the 14th largest in Sarasota County. As the table below indicates, market share ranges from six percent in Manatee County to one percent in Pasco.

                           BRANCH DEPOSITS BY COUNTY
                               SEPTEMBER 30, 1996

                                                          COMPANY      TOTAL      MARKET
                                                          DEPOSITS    DEPOSITS    SHARE
                                                          --------    --------    ------
                                                                  (IN MILLIONS)
Pasco...................................................    $ 42      $ 3,899      1.1%
Pinellas................................................     502       12,787      3.9
Manatee.................................................     167        2,770      6.0
Sarasota................................................      72        5,860      1.2
                                                            ----      -------      ---
          Total.........................................    $783      $25,316      3.1%
                                                            ====      =======      ===

SOURCES OF FUNDS


     Deposit accounts are the primary source of funds for lending, investment and other general business purposes. In addition to deposits, funds are derived from loan repayments and loan sales. Scheduled loan payments on the residential loan portfolio are a relatively stable source of funds, while residential loan prepayments, deposit in-flows and out-flows are significantly influenced by general interest rate and money market conditions. Funding needs may be supplemented through borrowings from the FHLB which are secured by a blanket lien on the portfolio of residential loans. Management believes that current funding requirements can be met through retail deposits, without reliance on brokered deposits. To the extent there are requirements for short-term financing beyond liquid assets, the Company intends to rely on repurchase agreements, FHLB advances and other traditional money market sources of funding. For additional discussion of asset/liability management policies and strategies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/Liability Management."



     A full range of deposit services is offered, including checking and other transaction accounts, savings accounts and time deposits. At March 31, 1997, the Company had no brokered deposits, and time deposits in amounts of $100,000 or more constituted 6.0% of total deposits.

     The following table sets forth the principal types of deposit accounts offered and the aggregate amounts of such accounts at March 31, 1997 (in thousands):

                                                       WEIGHTED
                                                        AVERAGE                   PERCENT OF
                                                     INTEREST RATE    AMOUNT    TOTAL DEPOSITS
                                                     -------------   --------   --------------
Noninterest bearing................................      0.00%       $ 49,066         5.9%
Interest checking..................................      1.09          89,895        10.8
Passbook savings...................................      4.88         223,776        27.0
Statement savings..................................      1.98          27,569         3.3
Money market.......................................      2.08          32,017         3.9
Time deposits with original maturities of:
  One year or less.................................      5.07         112,509        13.6
  Over 1 year through 5 years......................      5.22         197,481        23.8
  Over 5 years.....................................      6.20          96,747        11.7
                                                                     --------       -----
  Total time deposits(1)...........................      5.41         406,737        49.1
                                                                     --------       -----
          Total deposits...........................      4.24%       $829,060       100.0%
                                                                     ========       =====

---------------

(1) Includes time deposits in amounts of $100,000 or more of $50.0 million.

     At March 31, 1997, scheduled maturities of total time deposits were as follows:

 YEAR ENDED                                                               PERCENT OF
DECEMBER 31,                                                   AMOUNT    TIME DEPOSITS
------------                                                  --------   -------------
   1997                                                       $258,908        63.7%
   1998                                                         51,622        12.7
   1999                                                         46,898        11.5
   2000                                                         18,256         4.5
   2001                                                         31,021         7.6
   Thereafter                                                       32         0.0
                                                              --------       -----
          Total                                               $406,737       100.0%
                                                              ========       =====

LENDING AND LOAN PORTFOLIO PURCHASE ACTIVITIES


     The Company originates a full range of lending products for its portfolio and real estate-secured loans for sale in the secondary market. Portfolio lending efforts are focused on customers located along the west coast and in central Florida. During 1995, the Company opened commercial loan production offices in central and southwest Florida. The portfolio objective is to maintain a one-to-four family, primarily adjustable-rate, residential loan portfolio of at least 50% of its total loans and to achieve, over time, a level of approximately 10% of its total loan portfolio in consumer loans, consisting of home equity loans as well as extensions of credit for other household purposes such as automobile loans and secured personal loans. The approximate 40% remainder of the loan portfolio will consist of commercial real estate loans, multifamily residential loans and commercial (business) loans.



     In April 1996, the Company started a mortgage banking division of the Bank, which currently has eight loan production offices in Florida and one office in Boston, Massachusetts, as well as a wholesale lending operation. The wholesale lending operation is engaged in acquiring whole loans from third-party originators. Substantially all of the loans generated by the mortgage banking division are intended for sale into the secondary market on either a whole loan basis or by delivery into marketable securities, depending upon individual loan characteristics. The Company's mortgage banking division has also begun to originate home improvement and debt consolidation loans secured by junior liens on real estate and has begun selling these loans to investors in 1997. In the future, the Bank may securitize those loans, sell such loans on a whole loan basis or engage in a combination therof.

     For 1996, originations of residential mortgage loans totaled $203.3 million, including $141.0 million in fixed rate loans and $62.3 million of adjustable rate loans. Contributing to this increase in residential mortgage loan originations was the employment of a commissioned sales force experienced in loan originations and a support staff whose compensation is also significantly incentive-based. Sales of residential loans totaled $106.1 million for 1996. For the first quarter of 1997, originations of residential mortgage loans totaled $67.4 million, including $50.2 million of fixed-rate loans and $17.2 million of adjustable loans. Sales of residential loans totaled $86.0 million for the first quarter of 1997.



     Originations of commercial real estate and commercial (business) loans totaled $207.4 million for 1996 and $37.8 million for the first quarter of 1997. To date, such loan originations have been for portfolio but the Company intends to originate and sell into the secondary market a portion of its commercial real estate loans originated during 1997, collecting fee income on the sale and retaining the servicing of these loans.



     The Company purchased loans totaling approximately $193.5 million in connection with the CrossLand Purchase and Assumption. Loan purchases were $157.5 million in 1994, $102.3 million in 1995 and $8.2 million in 1996. No loan purchases were made in the first quarter of 1997. Additional real estate loan purchases may be considered if loan pools with acceptable yield, satisfactory creditworthiness and other characteristics become available for bid. However, during 1996 and the first quarter of 1997, loan originations were the predominant source of growth in the loan portfolio, and this is expected to continue for the foreseeable future.


     The following tables set forth information concerning the loan portfolio, based on total dollars and percent of portfolio, by collateral type as of the dates indicated:


                                                                       AT DECEMBER 31,
                                      AT MARCH 31,   ----------------------------------------------------
                                          1997         1996       1995       1994       1993       1992
                                      ------------   --------   --------   --------   --------   --------
Real estate mortgage loans:
  One-to-four family residential....    $412,700     $419,605   $388,221   $293,146   $153,587   $  7,797
  Multifamily residential...........      67,531       68,337     75,127     60,795     36,735      4,461
  Commercial real estate............     192,509      182,298    153,193    112,050     86,457     65,072
  Construction/land development.....      29,812       27,050     13,974     16,095      9,561      5,256
                                        --------     --------   --------   --------   --------   --------
          Total real estate mortgage
            loans...................     702,552      697,290    630,515    482,086    286,340     82,586
Commercial (business) loans.........      33,125       34,427     29,687     24,579     18,581     17,546
Consumer loans......................      11,747        9,983      6,847      6,426      7,509      8,374
Other loans.........................       1,069        1,294      2,367      3,244      4,053      2,209
                                        --------     --------   --------   --------   --------   --------
          Total loans(1)............     748,493      742,994    669,416    516,335    316,483    110,715
Less:
  Allowance for loan losses.........      13,508       13,134     14,910      7,065      6,539      1,958
                                        --------     --------   --------   --------   --------   --------
  Loans, net of allowance...........    $734,985     $729,860   $654,506   $509,270   $309,944   $108,757
                                        ========     ========   ========   ========   ========   ========


---------------


(1) Includes discounts, premiums and unearned fees.



     At March 31, 1997 and December 31, 1996, the balance of loans purchased included in the portfolio amounted to $271.2 million and $286.5 million, respectively. The balance of loans held for sale included in the portfolio at March 31, 1997 and December 31, 1996 and 1995 were $40.2 million, $36.6 million and $4.7 million, respectively.

                                                                    AT DECEMBER 31,
                                             MARCH 31,   -------------------------------------
BASED ON PERCENT OF PORTFOLIO:                 1997      1996    1995    1994    1993    1992
------------------------------               ---------   -----   -----   -----   -----   -----
Real estate mortgage loans:
  One-to-four family residential...........     55.1%     56.5%   58.0%   56.8%   48.5%    7.0%
  Multifamily residential..................      9.0       9.2    11.2    11.8    11.6     4.0
  Commercial real estate...................     25.7      24.6    22.9    21.7    27.3    58.8
  Construction/land development............      4.0       3.6     2.1     3.1     3.0     4.7
                                               -----     -----   -----   -----   -----   -----
          Total real estate mortgage
            loans..........................     93.8      93.9    94.2    93.4    90.4    74.5
Commercial (business) loans................      4.4       4.6     4.4     4.8     5.9    15.8
Consumer loans.............................      1.6       1.3     1.0     1.2     2.4     7.6
Other loans................................       .2        .2      .4      .6     1.3     2.1
                                               -----     -----   -----   -----   -----   -----
          Total loans......................    100.0%    100.0%  100.0%  100.0%  100.0%  100.0%
                                               =====     =====   =====   =====   =====   =====


     The following table sets forth the contractual amortization of real estate and commercial loans at March 31, 1997 and December 31, 1996. Loans having no stated schedule of repayments and no stated maturity are reported as due in one-year or less. The table also sets forth the dollar amount of loans scheduled to mature after one year, according to their interest rate characteristics:


                                                  MARCH 31, 1997           DECEMBER 31, 1996
                                             ------------------------   ------------------------
TYPE OF LOAN:                                REAL ESTATE   COMMERCIAL   REAL ESTATE   COMMERCIAL
-------------                                -----------   ----------   -----------   ----------
                                                               (IN THOUSANDS)
Amounts due:
  One year or less.........................   $ 46,120      $16,144      $ 60,246      $15,740
  After one through five years.............    161,661       15,579       151,492       16,580
  More than five years.....................    494,771        1,402       485,552        2,107
                                              --------      -------      --------      -------
          Total............................   $702,552      $33,125      $697,290      $34,427
                                              ========      =======      ========      =======
Interest rate terms on amounts due after
  one year:
  Adjustable...............................   $443,489      $11,182      $446,710      $12,053
  Fixed....................................    212,453        5,799       190,334        6,634
                                              --------      -------      --------      -------
          Total............................   $655,942      $16,981      $637,044      $18,687
                                              ========      =======      ========      =======


CREDIT ADMINISTRATION


     The loan approval process provides for various levels of lending authority to loan officers, the Officers' Loan Committee and the Chairman and Chief Executive Officer. In addition, loans in excess of $1.5 million require the approval of the Board of Directors' Loan Committee or a majority of the full Board prior to funding. Loan purchases are generally made subject to the same underwriting standards as loan originations. All loan purchases must be approved in advance of funding by the Chief Executive Officer and are reported to the full Board following purchase. In an attempt to achieve consistency in underwriting policies and procedures, the supervision of all credit decision functions is centralized.


     Real estate lending is defined as extensions of credit secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate, regardless of whether a lien has been taken on the property. Applicable regulations require that comprehensive written real estate lending policies be adopted and maintained that are consistent with safe and sound banking practices. These lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies adopted by the federal banking agencies in December 1992 (the "Guidelines"). Pursuant to the mandates of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Guidelines set forth regulations prescribing standards for real estate lending, which the Company has incorporated into its lending policy.

     The policy addresses certain lending considerations set forth in the Guidelines, including loan-to-value ("LTV") limits, loan administration procedures, underwriting standards, portfolio diversification standards and documentation, approval and reporting requirements. The LTV ratio framework, with an LTV ratio being the total amount of credit to be extended divided by the appraised value or purchase price of the property at the time the credit is originated, has been established for each category of real estate loans. The Company's policy, subject to certain approval exceptions, establishes, among other things, the following LTV limits: raw land (65%); land development (75%); construction (commercial, multifamily and non-residential) (80%); and improved property (85%). For portfolio purposes, loans on one-to-four family residential (owner occupied) mortgages where the LTV exceeds 95% are not made, and any LTV ratio in excess of 80% generally requires appropriate insurance or additional security from readily marketable collateral. Loans with an LTV higher than 95% may be made if saleable to investors at an acceptable premium. The policy is reviewed and approved by the Board of Directors at least annually.


     The Company's commercial (business) lending is based on a strategy of extending credit to the local business community, and the Company's policy has been to make corporate and commercial loans to borrowers with satisfactory cash flows.

     The loan portfolio is managed on an ongoing basis pursuant to written portfolio management strategies, guidelines for underwriting standards and risk assessment, and procedures for ongoing identification and management of credit deterioration. Regular portfolio reviews are undertaken to estimate loss exposure and ascertain compliance with policies (see -- "Asset Quality").

ASSET QUALITY

  Allowance/Provision for Loan Losses


     The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. However, it is likely that there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because those risks include general economic trends, as well as conditions affecting individual borrowers, management's judgment of the reserve is necessarily approximate and imprecise. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peers identified by the regulatory agencies.



     The Company believes that its loan loss allowance policy is both consistent with policies established by the FDIC and commensurate with historical loss experience. Provisions for loan losses charged to expense during each period will be the result of management's assessment of the adequacy of the allowance when compared to the inherent risk of the portfolio. As part of the risk assessment for loans purchased in the CrossLand Purchase and Assumption and for loans purchased during 1994, 1995 and 1996, management allocated a portion of the discount on such loan purchases to the allowance in amounts that are consistent with loan loss policy guidelines. Amounts resulting from discount allocation are available to absorb potential losses only on those purchased loans and are not available for losses from other loans. To the extent that losses in certain pools or portfolios of loans exceed the loan loss allowance and any remaining unearned loan discount, or available as a general allowance, the Company's results of operations would be adversely effected.


     Management conducts an ongoing evaluation and grading of its loan portfolio according to an eight point rating system. The loan ratings serve as a guideline in assessing the risk level of a particular loan and provide a basis for the establishment of the overall allowance. The Loan Review Department independently rates loans and, on a quarterly basis, meets with senior management and the loan officers to discuss all loans which have been identified for potential credit quality problems. The Loan Review Department also reports its findings to the Directors' Audit Committee to ensure independence of the loan grading function.

     Various loan purchases were made totaling $157.4 million during 1994, $102.3 million during 1995 and $8.2 million in 1996. No loan purchases were made in the first quarter of 1997. A portion of the discount on those purchased loans was allocated to the allowance in amounts consistent with the Company's loan loss allowance policy guidelines. The remainder of the discount arising from the purchase price is recorded as unearned discount and subsequently accreted to income as a yield adjustment over the life of the loans. In 1995, such allocation included $7.2 million related solely to one particular portfolio purchase, in the aggregate principal amount of $48.1 million. Subsequently, the principal balance of the March 1995 Purchase had declined to $39.9 million and the allowance allocated to this purchase was reduced to $5.9 million. This was principally the result of charges to the reserve for loans which were nonperforming when acquired and subsequently taken into foreclosure and recorded at their fair value. The Company's history of administering this loan purchase indicates that the expected loss rate on the remaining loans in this portfolio will be less than the amount remaining in the allowance. Consequently, the Company reallocated $1.5 million from the allowance to unearned discount in the fourth quarter of 1996, reducing the December 31, 1996 allowance allocated to the March 1995 Purchase to $4.4 million. In the first quarter of 1997, $6.0 million of loans from the March 1995 purchase were sold and $642,000 previously allocated to the allowance for those loans was recognized as income and concurrently transferred to the allowance for originated loans. At March 31, 1997, the allowance allocated to the March 1995 purchase was $3.7 million, $1.0 million was allocated to loans purchased from CrossLand, $1.7 million was allocated to other loan purchases and $7.1 million was allocated to originated loans. At March 31, 1997, the amount of unearned discount on purchased loans that had not been allocated to the allowance totaled $4.1 million.



     Activity to the allowance during the first quarter of 1997 included a $1.1 million provision for loan losses, loan charge-offs (net of recoveries) of $122,000 and the $642,000 transferred to unearned discount as previously discussed. Activity to the allowance during 1996 included a $1.8 million provision for loan losses, loan charge-offs (net of recoveries) of $1.8 million, and $1.7 million transferred to unearned discount. The net charge-off amount for 1996 included $1.0 million assessed against the allowance for loans acquired in the March 1995 Purchase as properties securing certain nonperforming loans, which were purchased at a substantial discount, were acquired through foreclosure and recorded at their fair value.


     The following table sets forth information concerning the activity in the allowance for loan losses during the periods indicated (in thousands):


                               THREE                                                  FIVE
                              MONTHS                                  SEVEN MONTHS   MONTHS
                               ENDED      YEARS ENDED DECEMBER 31,       ENDED        ENDED     YEAR ENDED
                             MARCH 31,   --------------------------   DECEMBER 31,   MAY 31,   DECEMBER 31,
                               1997       1996      1995      1994        1993        1993         1992
                             ---------   -------   -------   ------   ------------   -------   ------------
Allowance at beginning of
  period...................   $13,134    $14,910   $ 7,065   $6,539      $1,866      $1,958       $2,180
Loan discount (net)
  allocated to/(from) the
  allowance for loans
  acquired in the:
  CrossLand Purchase and
     Assumption............                             --     (757)      4,046         N/A          N/A
  Loans purchased in
     1994..................        --       (202)       --    1,400          --          --           --
  Loans purchased in
     1995..................      (642)    (1,541)    7,658       --          --          --           --
  Loans purchased in
     1996..................        --         11        --       --          --          --           --
                              -------    -------   -------   ------      ------      ------       ------
          Total loan
            discount
            allocated
            to/(from) the
            allowance......      (642)    (1,732)    7,658      643       4,046          --           --
Charge-offs:
  Residential loans (1-4
     family)...............        91      1,700       275       94          --          --           96
  Commercial real
     estate/multi-family...        --         51       907    1,472         115          43          356
  Commercial (business)....        38        249       558      304          28         439          375
  Consumer and other
     loans.................        59        110       207       --          65          50           64
                              -------    -------   -------   ------      ------      ------       ------
          Total
            charge-offs....       188      2,110     1,947    1,870         208         532          891

                               THREE                                                  FIVE
                              MONTHS                                  SEVEN MONTHS   MONTHS
                               ENDED      YEARS ENDED DECEMBER 31,       ENDED        ENDED     YEAR ENDED
                             MARCH 31,   --------------------------   DECEMBER 31,   MAY 31,   DECEMBER 31,
                               1997       1996      1995      1994        1993        1993         1992
                             ---------   -------   -------   ------   ------------   -------   ------------
Recoveries:
  Residential loans (1-4
     family)...............         2          1         7       --           1           1            2
  Commercial real
     estate/multi-family...         3         35       379      113          19           1            1
  Commercial loans
     (business)............        60        168        53       64          91          44           95
  Consumer and other
     loans.................         1         62        10        1          15          15           51
                              -------    -------   -------   ------      ------      ------       ------
          Total
            recoveries.....        66        266       449      178         126          61          149
Net charge-offs............       122      1,844     1,498    1,692          82         471          742
Provisions for loan
  losses...................   $ 1,138    $ 1,800   $ 1,685   $1,575      $  709      $  379       $  520
                              -------    -------   -------   ------      ------      ------       ------
Allowance at end of
  period...................   $13,508    $13,134   $14,910   $7,065      $6,539      $1,866       $1,958
                              =======    =======   =======   ======      ======      ======       ======
Charges to the allowance
  representing shares
  allocated from loan
  discount.................      .02%       .21%      .13%     .32%        .00%        .00%         .00%
Other net charge-offs......       .00        .06       .12      .11         .12         .43          .69
                              -------    -------   -------   ------      ------      ------       ------
          Total net
            charge-offs to
            average
            loans..........      .02%       .27%      .25%     .43%        .12%        .43%         .69%
                              =======    =======   =======   ======      ======      ======       ======



     The following table sets forth the allocation of the allowance based on management's subjective estimates and the percent of the loan portfolio for each category presented. The amount allocated to a particular segment should not be construed as the only amount available for future charge-offs that might occur within that segment. In addition, the amounts allocated by segment may not be indicative of future charge-offs. The allocation of the allowance may change from year to year should management determine that the risk characteristics of the loan portfolio and off-balance sheet commitments have changed.



                                             MARCH 31, 1997            DECEMBER 31, 1996
                                        ------------------------    ------------------------
                                                    PERCENT OF                  PERCENT OF
ALLOWANCE ALLOCATION                    AMOUNT    LOAN PORTFOLIO    AMOUNT    LOAN PORTFOLIO
--------------------                    -------   --------------    -------   --------------
                                                       (DOLLARS IN THOUSANDS)
Performing/not classified:
  Residential loans:
     March 1995 Purchase..............  $ 3,599         5.1%        $ 4,171         5.3%
     All other residential............      603        48.1           1,788        48.3
Commercial (business).................      319         4.3             340         4.6
Commercial real estate................    2,423        36.0           2,622        35.5
Consumer and other....................      501         3.4             488         3.2
                                        -------       -----         -------       -----
          Subtotal....................    7,445        96.9           9,409        96.9
Non-performing/classified:
  Special mention.....................      152         1.0             124          .8
  Substandard and nonperforming.......    2,130         1.9           2,476         2.2
  Doubtful............................      578          .2             601         0.1
  Loss................................       --          --              --          --
                                        -------       -----         -------       -----
          Subtotal....................    2,860         3.1           3,201         3.1
Off balance sheet risk................      439          --             434          --
Unallocated...........................    2,764          --              90          --
                                        -------       -----         -------       -----
          Total.......................  $13,508       100.0%        $13,134       100.0%
                                        =======       =====         =======       =====

  Nonperforming Assets

     Nonperforming assets include (i) non-accrual loans (loans 90 days or more delinquent and restructured loans that have not yet demonstrated a sufficient payment history to warrant being returned to performing status), (ii) accruing loans 90 days or more delinquent that are deemed by management to be adequately secured and in the process of collection, and (iii) ORE (i.e., real estate acquired through foreclosure or deed in lieu of foreclosure). All delinquent loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the possibility of collecting additional interest is deemed insufficient to warrant further accrual. As a matter of policy, interest is not accrued on loans past due 90 days or more unless the loan is both well secured and in process of collection. When a loan is placed in non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Additional interest income on such loans is recognized only when received.


     Loans classified as non-accrual totaled $15.4 million at December 31, 1996 compared to $16.2 million at March 31, 1997, an increase of $840,000. At March 31, 1997 and December 31, 1996, the Company had nonperforming assets (including loans classified as non-accrual) of $23.6 million or 2.58% of total assets and $22.8 million or 2.51% of total assets, respectively. The ratio of non-performing assets to total assets was 2.93% at year-end 1995 and 3.59% at year-end 1994. Accruing loans that were 90 days past due amounted to $121,000 at March 31, 1997 and $113,000 at December 31, 1996, and primarily consisted of loans in process of renewal. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Balance Sheets at March 31, 1997 and December 31, 1996."


     The following table sets forth information regarding the components of nonperforming assets at the dates indicated:


                                                          AT DECEMBER 31,
                           AT MARCH 31,   -----------------------------------------------
                               1997        1996      1995      1994      1993      1992
NON-PERFORMING ASSETS:     ------------   -------   -------   -------   -------   -------
                                               (DOLLARS IN THOUSANDS)
Non-accrual loans:
1-4 family
  residential(1).........    $ 8,098      $ 7,366   $ 9,540   $ 9,062   $ 3,707   $    35
Multi-family
  residential............         --           55       129     1,160    10,200         0
Commercial real estate...      5,740        6,162     3,082     1,515     1,464     2,965
Commercial (business)....      2,256        1,604       308       591       620       529
Home equity and
  consumer...............         98          164       495       620         0        10
                             -------      -------   -------   -------   -------   -------
          Total
            non-accrual
            loans........     16,191       15,351    13,554    12,948    15,991     3,539
ORE acquired through
  foreclosure............      7,250        7,363     8,064     9,278     9,569     9,190
Accruing loans 90 days
  past due...............        122          113     1,876       293       725        22
                             -------      -------   -------   -------   -------   -------
Nonperforming assets.....    $23,563      $22,827   $23,494   $22,519   $26,285   $12,751
                             =======      =======   =======   =======   =======   =======
Nonperforming loans to
  total loans............       2.18%        2.19%     2.32%     2.56%     5.28%     3.22%
                             =======      =======   =======   =======   =======   =======
Nonperforming assets to
  total assets...........       2.58%        2.51%     2.93%     3.59%     4.95%     7.55%
                             =======      =======   =======   =======   =======   =======


---------------

(1) Net of $114,000, $184,000 and $950,000 of loan loss allowances at March 31, 1997 and at December 31, 1996 and 1995, respectively, allocated to nonaccrual loans acquired in the March 1995 Purchase.

  Other Real Estate Acquired Through Foreclosure


     All ORE assets are recorded at the lower of cost or estimated fair value based on appraisal information that is updated when a property is taken into ORE and thereafter when determined appropriate by management. As of March 31, 1997, in no case did the book value of any ORE property exceed 90% of the most recent appraisal. The following table sets forth information regarding the Company's ORE balances, net of allowances, as of the dates indicated:


                                                            AT DECEMBER 31,
                                AT MARCH 31,   ------------------------------------------
                                    1997        1996     1995     1994     1993     1992
                                ------------   ------   ------   ------   ------   ------
                                                 (DOLLARS IN THOUSANDS)
Vacant undeveloped
  residential land...........      $1,107      $1,277   $1,717   $2,358   $2,450   $2,454
Vacant developed residential
  lots.......................         254         254      265      434      600    1,644
Residential houses...........       2,517       2,541      860    1,313      795      800
Vacant commercial undeveloped
  land.......................          79          79       79      248      155      155
Commercial land developed for
  sale.......................       3,200       3,200    4,308    4,516    1,746    2,991
Income-producing commercial
  buildings..................          12          12      150        0    3,534      324
Vacant commercial
  buildings..................          81          --      685      409      289      822
                                   ------      ------   ------   ------   ------   ------
          Total ORE..........      $7,250      $7,363   $8,064   $9,278   $9,569   $9,190
                                   ======      ======   ======   ======   ======   ======
ORE to total assets..........         .79%        .81%    1.01%    1.48%    1.80%    5.44%
                                   ======      ======   ======   ======   ======   ======


     At March 31, 1997, ORE properties with book values in excess of $1.0 million were as follows:


     - A tract of land in Holiday, Florida, currently carried at $3.2 million, that has been developed as a shopping center site. This tract was obtained in 1988 through foreclosure in connection with a $1.8 million loan. The tract contains wetlands, some of which were required to be filled, and the resultant permitting process took approximately five years to complete. During that time, over $2.0 million was spent in engineering, environmental and legal costs (which costs were capitalized) and approximately $500,000 was spent for the purchase of several additional parcels of land required for environmental mitigation purposes pursuant to the permit requirements. The Company is offering for sale the completed shopping center sites and other commercial pad sites. One shopping center site was sold to a developer who constructed the retail space for the anchor tenants, Publix and Walgreens. The Company presently operates a branch on the tract. Federal regulations had required the Bank to dispose of the tract no later than December 31, 1996, but the FDIC has approved an extension of the holding period to December 19, 1997. While the current appraisal indicates that the fair market value of the tract exceeds book value, a sale to a party other than an end-user could result in proceeds below the current book value.


     - A 41.7% undivided interest in a 973-acre parcel of undeveloped residential land in Pasco County, Florida. This interest was acquired through foreclosure in 1990 and is carried on the Company's books at $1.1 million. The entire parcel (which includes both the Company's undivided interest and that of the other owners) was appraised at $4.7 million in January 1997. Negotiations are ongoing to sell approximately two-thirds of the property to a governmental agency.

  TROUBLED DEBT RESTRUCTURINGS

     A troubled debt restructuring ("TDR") is a situation in which the creditor allows the debtor certain concessions that would not normally be allowed, such as modifying the terms of the debt to a basis more favorable than those offered to other creditors or accepting third-party receivables in lieu of the debt. At March 31, 1997 and December 31, 1996 and 1995, respectively, the loan portfolio included TDRs amounting to $2.5 million, $2.5 million and $1.7 million, respectively.

INVESTMENT ACTIVITIES

     State law requires that a specified minimum amount of liquid assets be maintained, based on the level of deposits, which are subject to certain restrictions. At all times during 1996, the amount of liquid assets maintained exceeded the regulatory minimum. For additional information related to the Company's investment portfolio, see Note 2, Investment Securities and
Note 3, Mortgage Backed Securities, of the Notes to the Consolidated Financial Statements.

EMPLOYEES


     At March 31, 1997, there were 644 full-time equivalent employees, none of whom were represented by a union or other collective bargaining agreement. The Company makes use of part-time and flex-time employees in connection with its branch operations. One of the Company's primary operating principles is to nurture its staff through, among other things, fair compensation, a good working environment and career development and enhancement opportunities. Management considers its relations with its employees to be good.


SUPERVISION AND REGULATION


     The Company and the Bank are extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules and regulations affecting the Company and the Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company's business. Supervision, regulation and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of depositors rather than stockholders.



     The Company is a bank holding company, registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHC Act"). As such, the Company and its subsidiaries are subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.


     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than five percent (5%) of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank; or (iii) it may merge or consolidate with any other bank holding company.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA").


     The BHC Act generally prohibits the Company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.



     The Bank is organized as a Florida-chartered commercial bank and is regulated and supervised by the Department. In addition, the Bank is regulated and supervised by the FDIC, which serves as its primary federal regulator. Accordingly, the Department and the FDIC conduct regular examinations of the Bank, reviewing the adequacy of the loan loss reserves, quality of loans and investments, propriety of management practices, compliance with laws and regulations and other aspects of the Bank's operations. In addition to these regular examinations, the Bank must furnish to the FDIC quarterly reports containing detailed financial statements and schedules.



     Federal and Florida banking laws and regulations govern all areas of the operations of the Bank, including reserves, loans, mortgages, capital, issuances of securities, payment of dividends and establishment of branches. As its primary federal regulator, the FDIC has authority to impose penalties, initiate civil and administrative actions, and take other steps intended to prevent the Bank from engaging in unsafe or unsound practices. The Bank is a member of the Bank Insurance Fund (the "BIF") and, as such, deposits in the Bank are insured by the FDIC to the maximum extent permissible by law.



     The Bank also is subject to the provisions of the CRA. Under the CRA, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit the Bank's discretion to develop the types of products and services that it believes are best suited to its particular communities, consistent with the CRA. The CRA requires the appropriate federal bank regulatory agency (in the case of the Bank, the FDIC), in connection with its regular examination of the Bank, to assess the Bank's record in meeting the credit needs of the community serviced by the bank, including low- and moderate-income neighborhoods. The FDIC's assessment of the Bank's record is made available to the public. Further, such assessment is required whenever the Bank applies to, among other things, establish a new branch that will accept deposits, relocate an existing office or merge or consolidate with or acquire the assets of or assume the liabilities of, a federally-regulated financial institution. In the case where the Company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will also assess the CRA records of the Bank. The Bank received a "Satisfactory" CRA rating in its most recent examination.



     In April 1995, the federal banking agencies adopted amendments revising their CRA regulations, with a phase-in schedule applicable to various provisions. Among other things, the amended CRA regulations, when fully implemented on July 1, 1997, will substitute for the prior process-based assessment factors a new evaluation system that will rate an institution based on its actual performance in meeting community needs. In particular, the system will focus on three tests: (i) a lending test, to evaluate the institution's record of making loans in its service areas; (ii) an investment test, to evaluate the institution's record of investing in community development projects; and (iii) a service test, to evaluate the institution's delivery of services through its branches and other offices. The amended CRA regulations also clarify how an institution's CRA performance will be considered in the application process. The Company does not anticipate that the revised CRA regulations will have any material impact on the Bank's operations or that they will have any impact on the Bank's CRA rating.


CAPITAL REQUIREMENTS

     The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (for the Company), and the FDIC (for the Bank). There are three basic measures of capital adequacy for banks and their holding companies that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.



     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total riskweighted assets and off-balance-sheet items.


     Under Federal Reserve policy, bank holding companies are expected to act as a sources of financial strength to, and to commit resources to support, their subsidiary banks. This support may be required at times when, absent such Federal Reserve policy, the holding company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any bank subsidiary are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority payment.

PAYMENT OF DIVIDENDS

     As a Florida-chartered commercial bank, the Bank is subject to the laws of Florida as to the payment of dividends. Under the Florida Financial Institutions Code, the prior approval of the Department is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two years.

     Under Federal law, if, in the opinion of the federal banking regulator, a bank or thrift under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such regulation may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Prompt Corrective Action regulations adopted by the federal banking agencies in December 1992, a depository institution may not pay any dividend to its holding company if payment would cause it to become undercapitalized or if it already is undercapitalized.

     Due to the Bank's anticipated continued growth and management's intent to maintain certain regulatory capital levels, dividend payments on the Company's common stock are not expected in the foreseeable future.

DEPOSIT INSURANCE


     The Bank is subject to FDIC deposit insurance assessments. In 1994, the Bank became subject to a new risk- based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates on deposits for an institution in the highest category (i.e., "well capitalized" and "healthy") are much less than assessment rates on deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").

     The Bank, as a state-chartered commercial bank, is a member of the BIF. However, as part of the CrossLand Purchase and Assumption, the Bank acquired $327.7 million in deposits insured by the Savings Association Insurance Fund (the "SAIF") and thereby became a so-called Oakar bank. Based on the CrossLand Purchase and Assumption and the Firstate Acquisition, the Bank is required to pay insurance premiums to the FDIC on a substantial portion of its deposits at the SAIF assessment rate notwithstanding its status as a BIF member. As of December 31, 1996, the most recent measurement date for assessment purposes, approximately 72.5% of the Bank's deposits were treated as SAIF-insured deposits, with the remaining 27.5% of deposits being assessed at the BIF rate. The Bank's ratio of SAIF- and BIF-assessed deposits will increase somewhat following the FFO Merger. FFO's deposits at March 31, 1997 were $285.7 million.



     Until recently, the FDIC had established separate risk-based assessment schedules for the BIF and the SAIF. In November 1995, the FDIC established the current assessment schedule for BIF-assessed deposits, with assessment rates ranging from zero percent to 0.27 percent (or 27 basis points) of deposits. The SAIF-based deposits had much higher assessment rates. In December 1996, following enactment of federal legislation to recapitalize the SAIF (described below), the FDIC adopted the same zero percent to 0.27 percent assessment schedule, effective October 1, 1996, for the Bank's SAIF-assessed deposits. During 1996, the Bank paid $8,800 in insurance assessments to the BIF and $796,800 to the SAIF. The Bank realized savings of approximately $194,000 in insurance premiums costs during the fourth quarter of 1996 resulting from the new SAIF assessment schedule.



     As part of the omnibus budget legislation passed last fall, Congress enacted the Deposit Insurance Funds Act of 1996 (the "Funds Act"). With certain exceptions, the Funds Act imposed a one-time special assessment on SAIF-assessable deposits held by all depository institutions in an aggregate amount that would cause the SAIF to meet its designated reserves-to-deposits ratio of 1.25 percent. Pursuant to the Funds Act, the Bank on November 27, 1996 paid a special assessment to the SAIF of $2.5 million. This assessment was determined by taking the Bank's SAIF-assessable deposits as of March 31, 1995 and multiplying that amount by a 0.657 percent (or 65.7 basis points) assessment rate that the FDIC had calculated would be necessary to capitalize fully the SAIF. (A lower assessment rate was imposed on certain Oakar banks, but the Bank did not qualify for the reduction.)


     Prior to enactment of the Funds Act, the SAIF assessments were used to pay interest on bonds issued by the Financing Corporation (the "FICO") in the late 1980s to fund the resolution of troubled thrifts, and only insurance payments by SAIF-member institutions were available to satisfy FICO's interest payment obligations. A second provision of the Funds Act severs the linkage that had existed between the SAIF and the FICO funding requirements, authorizing the FICO to impose its own assessments separate and apart from any insurance fund assessment. The Funds Act also shifts a portion of the FICO funding obligations to BIF-member institutions beginning in 1997. Through the end of 1999, the FICO assessment rate on BIF-assessable deposits is required by the statute to be one-fifth of the SAIF rate. Thereafter, FICO assessment rates for members of both insurance funds will presumably be equalized.


     Currently, the FICO assessment rate for BIF-assessable deposits is 0.013 percent (or 1.3 basis points) and the assessment rate for SAIF assessable deposits is if 0.0648 percent (or 6.48 basis points). For the first half of 1997, the Bank has been assessed a semiannual FICO payment obligation of $192,480, $176,449 of which was attributable to the Bank's SAIF-assessable deposits and the balance of which was attributable to its BIF-assessable deposits.


FEDERAL RESERVE SYSTEM

     The Federal Reserve regulations require banks to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The new Federal Reserve regulations effective April 1, 1997, generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $49.3 million or less (subject to adjustment by the Federal Reserve) the reserve requirement is 3.0%; and for accounts greater than $49.3 million, the reserve requirement is $1,479,000 plus 10.0% (subject to adjustment by the Federal Reserve between 8.0% and 14.0%) against that portion of total transaction accounts in excess of $49.3 million. The first $4.4 million of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. The Bank anticipates that it will be in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the Department. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. Federal Home Loan Bank System members also are authorized to borrow from the Federal Reserve "discount window", but Federal Reserve regulations require institutions to exhaust all Federal Home Loan Bank sources before borrowing from a Federal Reserve Bank.


MONETARY POLICY AND ECONOMIC CONTROLS


     The banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against bank deposits and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. The monetary policies have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment and short- and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of the Bank cannot be predicted.


CHANGES IN ACCOUNTING STANDARDS

     The Financial Accounting Standards Board ("FASB") recently adopted or issued proposals and guidelines that may have a significant impact on the accounting practices of commercial enterprises in general and financial institutions in particular.


     In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires that a mortgage banking enterprise recognize as a separate asset the right to service mortgage loans for others, regardless of the manner in which such servicing rights are acquired. Moreover, this statement requires that the total cost of acquiring mortgage loans was allocated to the servicing rights and the loans based on their relative fair values, if practicable. This standard is effective for fiscal years beginning after December 15, 1995, but earlier implementation was encouraged. Management implemented SFAS No. 122 beginning July 1, 1995. The impact upon the results of operations of the Bank was not material.


     During 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which is effective for the Company's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company was not material.


     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which is effective for the Company's fourth quarter and year ended December 31, 1997. Early application is not permitted and after the effective date, prior period earnings per share presented must be restated. SFAS No. 128 establishes new standards for computing and presenting EPS. Specifically, SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, requires dual presentation for companies with complex capital structures of basic and diluted earnings per share and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to those of the diluted earnings per share computation. Management has not determined the effect of the adoption of SFAS No. 128 on the Company's financial statements, but does not expect it to be material.


LEGAL PROCEEDINGS

     The Company is party to various legal proceedings in the ordinary course of its business. Based on information presently available, management does not believe that the ultimate outcome of such proceedings, in the aggregate, would have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT


     The table below sets forth the names and ages of the directors and executive officers of the Company and the Bank as well as the positions and offices held by such persons. All of the Company's directors also serve on the Bank's Board of Directors. The Company's directors are elected for a one-year term.



                                                                                             YEAR FIRST
                                                                                              BECAME A
NAME                             AGE                         POSITION                         DIRECTOR
----                             ---                         --------                        ----------
John W. Sapanski...............  66    Chairman of the Board, Chief Executive Officer and       1993
                                       President
Fred Hemmer....................  42    Director of the Bank, Senior Executive Vice              1986
                                       President of the Bank
William R. Falzone.............  49    Treasurer, Executive Vice President and Chief
                                       Financial Officer of the Bank
John W. Fischer, Jr............  48    Executive Vice President of the Bank
Richard G. Gleitsman...........  43    Executive Vice President and Chief Administrative
                                       Officer of the Bank
Kathleen A. Reinagel...........  45    Executive Vice President of the Bank
Steve McWhorter................  35    Head of Mortgage Banking Division
William R. Hough...............  69    Director                                                 1993
Marla Hough....................  39    Director                                                 1997
Alfred T. May..................  58    Director                                                 1993
William J. Morrison............  64    Director                                                 1980


     John W. Sapanski. Mr. Sapanski has been Chairman of the Board, Chief Executive Officer and President of the Bank since June 1993 and Chairman of the Board, Chief Executive Officer and President of the Company since March 1996. He has 45 years of banking experience, including service with the Dime Savings Bank in New York, New York from 1949 to 1987, where he served as President and Chief Operating Officer from 1981 to 1987 and with Florida Federal Savings Bank in St. Petersburg, Florida ("Florida Federal") from 1988 to 1991 where he acted as President and Chief Executive Officer from 1988 to 1991. Mr. Sapanski was President and Chief Executive Officer of Florida Federal at the time the Office of Thrift Supervision placed Florida Federal in conservatorship. Mr. Sapanski was retained by the Resolution Trust Corporation (the "RTC"), the conservator for Florida Federal, to assist in managing the institution in conservatorship until it was sold by the RTC to First Union Corporation in August 1991.

     Fred Hemmer. Mr. Hemmer has served as Executive Vice President of the Bank in charge of Corporate Banking and Special Assets since joining the Bank in 1991. He previously served as Executive Vice President of Rutenberg Corporation, a real estate development company based in Clearwater, Florida, from 1980 to 1991. Mr. Hemmer is a certified public accountant and was employed by Arthur Andersen & Co. from 1976 to 1980. Mr. Hemmer is also a licensed real estate broker and certified general contractor.

     William R. Falzone. Mr. Falzone has served as Treasurer of the Company since March 1996 and Executive Vice President and Chief Financial Officer of the Bank since February 1994. He was employed at Florida Federal from 1983 through 1991 where he served as Senior Vice President and Controller and as Director of Financial Services. Most recently, he was a Senior Consultant for Stogniew and Associates, a nationwide consulting firm. He has over 20 years of banking experience and is also a certified public accountant.

     John W. Fischer, Jr. Mr. Fischer has served as Executive Vice President of the Bank in charge of Consumer Banking since December 1993. He has over 20 years of banking experience in retail branch management and consumer and residential lending. Mr. Fischer formerly served as Regional Marketing Director for Western Reserve Life in Clearwater, Florida, Regional Vice President of Great Western Bank in Miami and Executive Vice President/Consumer Financial Services for Florida Federal. Mr. Fischer holds life, health, annuity and Series 7 securities license.

     Richard C. Gleitsman. Mr. Gleitsman has served as Executive Vice President and Chief Administrative Officer of the Bank since December 1993. He previously served as Executive Vice President and Regional Manager of CrossLand since 1986. He has over 25 years of banking experience in retail branch management, loan servicing, human resources, data processing, and executive administration.

     Kathleen A. Reinagel. Ms. Reinagel served as Executive Vice President of the Bank in charge of Credit and Loan Administration since August 1993. She has over 20 years of experience in the lending field with concentration in credit and underwriting, loan documentation, due diligence and loan review. Ms. Reinagel formerly served as Vice President of WRH Mortgage, Inc. ("WRH Mortgage"), St. Petersburg, Florida, a mortgage banking company affiliated with William R. Hough & Co., and Vice President, Department Manager of Commercial Real Estate of Florida Federal.

     Steve McWhorter. Mr. McWhorter has served as Division Director in charge of the Company's mortgage banking division since April 1996, having previously served as Regional Manager of FT Mortgage Company since 1992. He has over 14 years of experience in the mortgage banking industry.


     William R. Hough. Mr. Hough has served as President of William R. Hough & Co., St. Petersburg, Florida, an investment banking firm specializing in state, county and municipal bonds, since 1962, President of WRH Mortgage, Inc., St. Petersburg, Florida, since May 1993, Director of FFO since 1993 and President of Royal Palm Center, II, Inc., Port Charlotte, Florida, a privately-held retirement center, since September 1991.



     Marla Hough. Mrs. Hough has served as President of Hough Engineering, Inc., an engineering consulting firm, Bradenton, Florida, since from March 1997 and Vice President of Bishop & Associates, Bradenton, Florida, an engineering, planning and surveying firm, since 1992. From 1984 to 1992, Mrs. Hough served as Project Manager at Zoller, Najjar and Shroyer, Inc., an engineering, planning, surveying and landscape architecture firm, Bradenton, Florida. Marla Hough is married to a cousin of William R. Hough.



     Alfred T. May. Mr. May has served as Director and Chairman of the Board of FFO and its subsidiary, First Federal Savings & Loan Association of Osceola County, St. Cloud, Florida, since September 1993. From 1989 to 1992, Mr. May served as President of Mid-State Federal Savings Bank, Ocala, Florida.



     William J. Morrison. Mr. Morrison has served as Senior Partner of Morrison & Company, P.A., Tampa, Florida, a certified public accounting firm, since 1995, as General Partner of Best-Morrison Properties, Tampa, Florida, a real estate investment firm since 1975 and as Managing Partner of Morrison Investments, Ltd. Tampa, Florida, a real estate and securities investment firm, since 1991.


                    DESCRIPTION OF THE PREFERRED SECURITIES

     The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, Wilmington Trust Company, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, the Delaware Business Trust Act (the "Trust Act"), and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL


     Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of RBI Capital, will issue the Trust Securities. All of the Common Securities will be owned by the Company. The Preferred Securities will represent preferred undivided beneficial interests in the assets of RBI Capital, and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by RBI Capital of any securities other than the Trust Securities or the incurrence of any indebtedness by RBI Capital.

     The Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities, except as described under "-- Subordination of Common Securities." Legal title to the Junior Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by the Company for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when RBI Capital does not have funds on hand available to make such payments. Wilmington Trust Company, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See "Description of the Guarantee."

DISTRIBUTIONS


     Payment of Distributions. Distributions on each Preferred Security will be
payable at the annual rate of      % of the stated Liquidation Amount of $10,
payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be the 15th day of the month in which the relevant Distribution Date occurs. Distributions will accumulate from the date of original issuance. The first Distribution Date for
the Preferred Securities will be             , 1997. The amount of Distributions
payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day (as defined herein), then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. "Business Day" means any day other than a Saturday or a Sunday, a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.



     Extension of Interest Payment Period. The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Junior Subordinated Debentures at any time, or from time to time (each, an "Extended Interest Payment Period"), which, if exercised, would result in quarterly Distributions on the Preferred Securities also being deferred during any such Extended Interest Payment Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the
rate per annum of      % thereof, compounded quarterly from the relevant
Distribution Date. The term "Distributions," as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Junior Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters, and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. During any such Extended Interest Payment Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in any class of the Company's common stock, (c) any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto and (d) purchases of the Company's common stock related to the rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees),
(ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated

Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that such Extended Interest Payment Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, the Company may elect to begin a new Extended Interest Payment Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period.

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.


     Source of Distribution. The funds of RBI Capital available for Distributions to holders of its Preferred Securities will be limited to payments received from the Junior Subordinated Debentures in which RBI Capital will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Junior Subordinated Debentures." Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (but only if and to the extent RBI Capital has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of the Guarantee." Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the register of holders of the Preferred Securities on the relevant record dates, which will be the 15th day of the month in which the relevant Distribution Date occurs.


REDEMPTION OR EXCHANGE


     General.  The Junior Subordinated Debentures will mature on
               , 2027, the Stated Maturity. The Company will have the right to
redeem the Junior Subordinated Debentures (i) on or after             , 2002, in
whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case subject to prior Federal Reserve approval, if then required under applicable Federal Reserve capital guidelines or policies. Subject to the foregoing events, the Company will not have the right to purchase the Junior Subordinated Debentures,
in whole or in part, from RBI Capital until after             , 2002. See
"Description of the Junior Subordinated Debentures -- General."


     Mandatory Redemption. Upon the repayment or redemption, in whole or in part, of any Junior Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of the Junior Subordinated Debentures -- Redemption or Exchange." If less than all of the Junior Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.

     Distribution of Junior Subordinated Debentures. Subject to the Company having received prior Federal Reserve approval, if then required under applicable Federal Reserve capital guidelines or policies, the Company, as holder of the Common Securities, will have the right at any time to dissolve, wind-up or terminate RBI Capital and, after satisfaction of the liabilities of creditors of RBI Capital as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of RBI Capital. See "-- Liquidation Distribution Upon Termination."

     Tax Event Redemption, Investment Company Event Redemption or Capital Treatment Event Redemption. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs and is continuing, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of the Trust Securities in whole (but not in part) at the Redemption Price within 180 days following the occurrence of such Tax Event, Investment Company Event or Capital Treatment Event. In the event a Tax Event, an Investment Company Event or a Capital Treatment Event in respect of the Trust Securities has occurred and the Company does not elect to redeem the Junior Subordinated Debentures and thereby cause a mandatory redemption of the Trust Securities or to liquidate RBI Capital and cause the Junior Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of RBI Capital as described below under "-- Liquidation Distribution Upon Termination," such Preferred Securities will remain outstanding and Additional Interest (as defined herein) may be payable on the Junior Subordinated Debentures.

     "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by RBI Capital on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which RBI Capital has become subject as a result of a Tax Event.

     "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of RBI Capital, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debentures are distributed. Each Junior Subordinated Debenture distributed pursuant to clause
(ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Junior Subordinated Debentures.

     "Liquidation Amount" means the stated amount of $10 per Trust Security.

     There can be no assurance as to the market prices of the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of RBI Capital were to occur. The Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that an investor may receive on dissolution and liquidation of RBI Capital, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

     Redemption Procedures. Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Junior Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that RBI Capital has funds on hand available for the payment of such Redemption Price. See
"-- Subordination of Common Securities."

     If RBI Capital gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, eastern standard time, on the Redemption Date, to the extent funds are available, the Property Trustee will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by RBI Capital or by the Company pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by RBI Capital for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of the Guarantee."

     Subject to applicable law (including, without limitation, United States federal securities law) and, further provided, that the Company has not and is not continuing to exercise its right to defer interest payments, the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

     Payment of the Redemption Price on the Preferred Securities and any distribution of Junior Subordinated Debentures to holders of Preferred Securities will be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

     If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $10 or an integral multiple of $10 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $10. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price on the Junior Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Junior Subordinated Debentures or portions thereof (and Distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.

     Subordination of Common Securities. Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

     In the case of any Event of Default resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of the

Company, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

     Liquidation Distribution Upon Termination. The Company will have the right at any time to dissolve, wind-up or terminate RBI Capital and cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities. Such right is subject, however, to the Company having received prior Federal Reserve approval, if then required under applicable Federal Reserve capital guidelines or policies.

     Pursuant to the Trust Agreement, RBI Capital will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of
(i) certain events of bankruptcy, dissolution or liquidation of the Company,
(ii) the distribution of a Like Amount of the Junior Subordinated Debentures to the holders of its Trust Securities, if the Company, as depositor, has given written direction to the Property Trustee to terminate RBI Capital (which direction is optional and wholly within the discretion of the Company, as depositor), (iii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities -- Redemption or
Exchange -- Mandatory Redemption," or (iv) the entry of an order for the dissolution of RBI Capital by a court of competent jurisdiction.

     If an early termination occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, RBI Capital will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of RBI Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of RBI Capital available for distribution to holders, after satisfaction of liabilities to creditors of RBI Capital as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because RBI Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by RBI Capital on the Preferred Securities will be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See "-- Subordination of Common Securities."


     After the liquidation date fixed for any distribution of Junior Subordinated Debentures, (i) the Preferred Securities will no longer be deemed to be outstanding, (ii) DTC or its nominee, as the registered holder of Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution with respect to Preferred Securities held by DTC or its nominee, and (iii) any certificates representing the Preferred Securities not held by DTC or its nominee will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the stated Liquidation Amount of the Preferred Securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on the Preferred Securities until such certificates are presented to the security registrar for the Preferred Securities for transfer or reissuance.


     Under current United States federal income tax law and interpretations and assuming, as expected, that RBI Capital is treated as a grantor trust, a distribution of the Junior Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences -- Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of RBI Capital."

     If the Company elects neither to redeem the Junior Subordinated Debentures prior to maturity nor to liquidate RBI Capital and distribute the Junior Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Junior Subordinated Debentures. If the Company elects to liquidate RBI Capital and thereby causes the Junior Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of RBI Capital, the Company will continue to have the right to shorten the maturity of such Junior Subordinated Debentures, subject to certain conditions. See "Description of the Junior Subordinated Debentures -- General."

     Liquidation Value. The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of RBI Capital is $10 per Preferred Security plus accrued and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Junior Subordinated Debentures with a like amount of accrued interest, subject to certain exceptions. See "-- Liquidation Distribution Upon Termination."

     Events of Default; Notice. Any one of the following events constitutes an event of default under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (i) the occurrence of a Debenture Event of Default (see "Description of the Junior Subordinated Debentures -- Debenture Events of Default"); or

          (ii) default by RBI Capital in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

          (iii) default by RBI Capital in the payment of any Redemption Price of any Trust Security when it becomes due and payable: or

          (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustee(s) in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement: or

          (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

     Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default has been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

     If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon termination of RBI Capital. See "-- Liquidation Distribution Upon Termination." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.

     Removal of RBI Capital Trustee. Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

     Co-Trustees and Separate Property Trustee. Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, will have power to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

     Merger or Consolidation of Trustees. Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.

     Mergers, Consolidations, Amalgamations or Replacements of RBI Capital. RBI Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. RBI Capital may, at the request of the Company, with the consent of the Administrative Trustees, which consent may not be unreasonably withheld and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of RBI Capital with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed (including, if applicable, The Nasdaq Stock Market's National Market), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither RBI Capital nor such successor entity will be required to register as an "investment company" under the Investment Company Act, and (vi) the Company owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, RBI Capital will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause RBI Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

     Voting Rights; Amendment of Trust Agreement. Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Act and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

     The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as is necessary to ensure that RBI Capital will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that RBI Capital will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities. The Trust Agreement may otherwise be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect RBI Capital's status as a grantor trust for United States federal income tax purposes or RBI Capital's exemption from status as an "investment company" under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

     The Trustees will not, so long as any Junior Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures will be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that RBI Capital will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

     No vote or consent of the holders of Preferred Securities will be required for RBI Capital to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

     Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.


     Book Entry, Delivery and Form. The Preferred Securities will be issued in the form of one or more fully registered global securities that will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Unless and until it is exchangeable in whole or in part for the Preferred Securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of such Depository or a nominee of such successor.


     Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("Participants") or persons that may hold interests through Participants. The Company expects that, upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with their respective principal amounts of the Preferred Securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by DTC (with respect to interests of Participants). Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations from the Participants through which the beneficial owner entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of Participants acting on behalf of the beneficial owners.

     So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented by such global security for all purposes under the Junior Subordinated Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical deliver of the Preferred Securities in definitive form and will not be considered the owners or holders thereof under the Junior Subordinated Indenture. Accordingly, each person owning a beneficial interest in such a global security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Preferred Securities under the Junior Subordinated Indenture. The Company understands that, under DTC's existing practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such a global security desires to take any action which a holder is entitled to take under the Junior Subordinated Indenture, DTC would authorize the Participants holding the relevant beneficial interest to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Redemption notices will also be sent to DTC. If less than all of the Preferred Securities are being redeemed, the Company understands that it is DTC's existing practice to determine by lot the amount of the interest of each Participant to be redeemed.

     Distributions on the Preferred Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such Preferred Securities. None of the Company, the Trustees, the Administrators, any Paying Agent or any other agent of the Company or the Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the global security for such Preferred Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of Distributions to Participants shall be the responsibility of DTC. DTC's practice is to credit Participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company, the Trustees, the Paying Agent or any other agent of the Company, subject to any statutory or regulatory requirements as ma be in effect from time to time.

     DTC may discontinue providing its services as securities depository with respect to the Preferred Securities at any time by giving reasonable notice to the Company or the Trustees. If DTC notifies the Company that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Company within ninety days after receiving such notice or becoming aware that DTC is no longer so registered, the Company will issue the Preferred Securities in definitive form upon registration of transfer or, or in exchange for, such global security. In addition, the Company may at any time and in its sole discretion determine not to have the Preferred Securities represented by one or more global securities and, in such event, will issue Preferred Securities in definitive form in exchange for all of the global securities representing such Preferred Securities.

     DTC has advised the Company and the Issuer Trust as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

     Same-Day Settlement and Payment. Settlement for the Preferred Securities will be made by the Underwriters in immediately available funds.

     Secondary trading in Preferred Securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Preferred Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Preferred Securities.

     Payment and Paying Agent. Payments in respect of the Preferred Securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable Distribution Dates or, if the Preferred Securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto as such address appears on the securities register for the Trust Securities. The paying agent (the "Paying Agent") will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees. The Paying Agent will be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and the Administrative Trustees. If the Property Trustee is no longer the Paying Agent, the Property Trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the Administrative Trustees) to act as Paying Agent.


     Registrar and Transfer Agent. The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of RBI Capital, except for the payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. In the event of any redemption, RBI Capital will not be required to (i) issue, register the transfer of or exchange any Preferred Securities during a period beginning at the opening of business 15 days before the date of mailing of a notice of redemption of any Preferred Securities called for redemption and ending at the close of business on the day of such mailing; or (ii) register the transfer of or exchange any Preferred Securities so selected for redemption, in whole or in part, except the unredeemed portion of any such Preferred Securities being redeemed in part.


     Information Concerning the Property Trustee. The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust

Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by the Company and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

     Miscellaneous. The Administrative Trustees are authorized and directed to conduct the affairs of and to operate RBI Capital in such a way that RBI Capital will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. In this connection, the Company and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of RBI Capital or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

     Holders of the Preferred Securities have no preemptive or similar rights.

     The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

     Concurrently with the issuance of the Preferred Securities, RBI Capital will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures issued by the Company. The Junior Subordinated Debentures will be issued as unsecured
debt under the Indenture, to be dated as of June      , 1997 (the "Indenture"),
between the Company and Wilmington Trust Company, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     General.  The Junior Subordinated Debentures will be limited in aggregate
principal amount to approximately $     million (or $     million if the
Underwriters' over-allotment option is exercised in full by the Underwriters), such amount being the sum of the aggregate stated Liquidation Amount of the Trust Securities. The Junior Subordinated Debentures will bear interest at the
annual rate of      % of the principal amount thereof, payable quarterly in
arrears on March 31, June 30, September 30, and December 31 of each year (each,
an "Interest Payment Date") beginning             , 1997, to the Person (as
defined in the Indenture) in whose name each Junior Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of RBI Capital, the Junior Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to
the extent permitted by law) at the rate per annum of      % thereof, compounded
quarterly. The term "interest," as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest, as applicable.

     The Junior Subordinated Debentures will mature on             , 2027, the
Stated Maturity. Such date may be shortened at any time by the Company to any
date not earlier than             , 2002, subject to the Company having received
prior regulatory approval if then required under applicable capital guidelines or regulatory policies. In the event that the Company elects to shorten the Stated Maturity of the Junior Subordinated Debentures, it will give notice thereof to the Debenture Trustee, RBI Capital and to the holders of the Junior Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof.


     The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all existing and future Senior Debt and Subordinated Debt of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of a subsidiary, including the Bank, upon any liquidation or reorganization or otherwise of such subsidiary (and thus the ability of holders of the Junior Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of the subsidiary (including depositors in the Bank), except to the extent that the Company may itself be recognized as a creditor of the subsidiary. The Junior Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank, and holders of Junior Subordinated Debentures should look only to the assets of the Company for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt and Subordinated Debt, whether under the Indenture or any existing indenture or other indenture that the Company or any of its subsidiaries may enter into in the future or otherwise. See "-- Subordination."



     The Indenture does not contain provisions that afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect such holders.



     Option to Extend Interest Payment Period. The Company has the right under the Indenture at any time during the term of the Junior Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time. The right to defer the payment of interest on the Junior Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters, and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. At the end of each Extended Interest Payment Period, the Company must pay all interest then accrued and unpaid (together with
interest thereon at the annual rate of      %, compounded quarterly, to the
extent permitted by applicable law). During an Extended Interest Payment Period, interest will continue to accrue and holders of Junior Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."


     During any such Extended Interest Payment Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in any class of the Company's common stock, (c) any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto and (d) purchases of the Company's common stock related to the rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior

Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that no Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extended Interest Payment Period subject to the above requirements. No interest will be due and payable during an Extended Interest Payment Period, except at the end thereof. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extended Interest Payment Period at least two Business Days prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extended Interest Payment Period, or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to The Nasdaq Stock Market's National Market (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period.

     Additional Sums. If RBI Capital or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, the Company will pay as additional amounts (referred to herein as "Additional Interest") on the Junior Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by RBI Capital after paying any such additional taxes, duties or other governmental charges will not be less than the amounts RBI Capital would have received had such additional taxes, duties or other governmental charges not been imposed.


     Redemption or Exchange.  The Company will have the right to redeem the
Junior Subordinated Debentures prior to maturity (i) on or after             ,
2002, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior Federal Reserve regulatory approval if then required under applicable Federal Reserve capital guidelines or policies.


     "Tax Event" means the receipt by RBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, (ii) RBI Capital is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, or (iii) RBI Capital is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

     "Investment Company Event" means the receipt by RBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, RBI Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

     "Capital Treatment Event" means the reasonable determination by the Company that, as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the Liquidation Amount of the Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to the Company.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Junior Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price for the Junior Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Junior Subordinated Debentures or portions thereof called for redemption.

     The Junior Subordinated Debentures will not be subject to any sinking fund.


     Distribution Upon Liquidation. As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Termination," under certain circumstances involving the termination of RBI Capital, the Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of RBI Capital after satisfaction of liabilities to creditors of RBI Capital as provided by applicable law. Any such distribution will be subject to receipt of prior Federal Reserve approval if then required under applicable Federal Reserve capital guidelines or policies. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of RBI Capital, the Company will use its best efforts to list the Junior Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of Preferred Securities.



     Restrictions on Certain Payments. If at any time (i) there has occurred a Debenture Event of Default, (ii) the Company is in default with respect to its obligations under the Guarantee, or (iii) the Company has given notice of its election of an Extended Interest Payment Period as provided in the Indenture with respect to the Junior Subordinated Debentures and has not rescinded such notice, or such Extended Interest Payment Period, or any extension thereof, is continuing, the Company will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in any class of the Company's common stock, (c) any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto and (d) purchases of the Company's common stock related to the rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities.


     Subordination. The Indenture provides that the Junior Subordinated Debentures are subordinated and junior in right of payment to all Senior Debt and Subordinated Debt of the Company. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of the Company, the holders of

Senior Debt and Subordinated Debt of the Company will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt and Subordinated Debt of the Company before the holders of Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Junior Subordinated Debentures.

     In the event of the acceleration of the maturity of any Junior Subordinated Debentures, the holders of all Senior Debt and Subordinated Debt of the Company outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Junior Subordinated Debentures.

     No payments on account of principal or interest in respect of the Junior Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt and Subordinated Debt of the Company or an event of default with respect to any Senior Debt and Subordinated Debt of the Company resulting in the acceleration of the maturity thereof, or if any judicial proceeding is pending with respect to any such default.

     "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) any Debt to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Junior Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

     "Subordinated Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Junior Subordinated Debentures).


     The Indenture places no limitation on the amount of additional Senior Debt and Subordinated Debt that may be issued or incurred by the Company. The Company may from time to time issue or incur additional indebtedness constituting Senior Debt and Subordinated Debt. On December 31, 1996, the Company had $6.0 million outstanding of Subordinated Debt in the form of its 6% convertible subordinated debentures due December 1, 2011 and had no Senior Debt outstanding. Because the Company is a holding company, the Junior Subordinated Debentures are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including obligations to depositors of the Bank.


     Registration, Denomination and Transfer. The Junior Subordinated Debentures will initially be registered in the name of RBI Capital. If the Junior Subordinated Debentures are distributed to holders of Preferred Securities, it is anticipated that the depositary arrangements for the Junior Subordinated Debentures will be substantially identical to those in effect for the Preferred Securities. See "Description of Preferred Securities -- Book Entry, Delivery and Form."


     Although DTC has agreed to the procedures described above, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days of receipt of notice from DTC to such effect, the Company will cause the Junior Subordinated Debentures to be issued in definitive form.



     Payments on Junior Subordinated Debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the Junior Subordinated Debentures, as described under "Description of Preferred Securities -- Book Entry, Delivery and Form." If Junior Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the Debentures Trustee in Wilmington, Delaware or at the offices of any Paying Agent or transfer agent appointed by the Company, provided that payments of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto. However, a holder of $1 million or more in aggregate principal amount of Junior Subordinated Debentures may receive payments of interest (other than interest payable at the Stated Maturity) by wire transfer of immediately available funds upon written request to the Debenture Trustee not later than 15 calendar days prior to the date on which the interest is payable. Any monies deposited with the Debenture Trustee or any paying agent, or then held by the Company in trust, for the payment of the principal of (and premium, if any) or interest on any Junior Subordinated Debenture and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at the request of the Company, be repaid to the Company and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Company for payment thereof.


     Registrar and Transfer Agent. The Debenture Trustee will act as the registrar and the transfer agent for the Junior Subordinated Debentures. Junior Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed) at the office of the registrar. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided, that the Company maintains a transfer agent in the place of payment. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

     Modification of Indenture. The Company and the Debenture Trustee may, from time to time without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture also contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Junior Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Junior Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each Junior Subordinated Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.

     Debenture Events of Default. The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a "Debenture Event of Default") with respect to the Junior Subordinated
Debentures:

          (i) failure for 30 days to pay any interest on the Junior Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extended Interest Payment Period); or

          (ii) failure to pay any principal on the Junior Subordinated Debentures when due whether at Stated Maturity, upon redemption by declaration or otherwise; or

          (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures; or

          (iv) certain events in bankruptcy, insolvency or reorganization of the Company.

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

     The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

     If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Junior Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Junior Subordinated Debentures.

     Enforcement of Certain Rights by Holders of the Preferred Securities. If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or the principal of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the

Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, RBI Capital may become subject to the reporting obligations under the Exchange Act.

     The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Junior Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities -- Events of Default; Notice."

     Consolidation, Merger, Sale of Assets and Other Transactions. The Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and any Person may not consolidate with or merge into the Company or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to the Company, unless (i) in the event the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture the Company's obligations on the Junior Subordinated Debentures issued under the Indenture, (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions as prescribed in the Indenture are met.

     Satisfaction and Discharge. The Indenture will cease to be of further effect (except as to the Company's obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and the Company will be deemed to have satisfied and discharged the Indenture when, among other things, all Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation
(i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be.

     Governing Law. The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Florida.

     Information Concerning the Debenture Trustee. The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.


     Miscellaneous. The Company has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of RBI Capital (provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities), (ii) not to voluntarily terminate, wind up or liquidate RBI Capital without prior Federal Reserve approval if then so required under applicable Federal Reserve capital guidelines or policies, and (a) in connection with a distribution of Junior Subordinated Debentures to the holders of the Preferred Securities in liquidation of RBI Capital, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause RBI Capital to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                          DESCRIPTION OF THE GUARANTEE

     The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act. The Guarantee Trustee, Wilmington Trust Company, will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     General. The Guarantee will be an irrevocable guarantee on a subordinated basis of RBI Capital's obligations under the Preferred Securities, but will apply only to the extent that RBI Capital has funds sufficient to make such payments. The Company will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that RBI Capital may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of RBI Capital (the "Guarantee Payments"), will be subject to the
Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that RBI Capital has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that RBI Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of RBI Capital (other than in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution, to the extent RBI Capital has funds available therefor at such time, and (b) the amount of assets of RBI Capital remaining available for distribution to holders of Preferred Securities in liquidation of RBI Capital. The obligation of the Company to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing RBI Capital to pay such amounts to such holders.

     The Guarantee will not apply to any payment of Distributions except to the extent RBI Capital has funds available therefor. If the Company does not make interest payments on the Junior Subordinated Debentures held by RBI Capital, RBI Capital will not pay Distributions on the Preferred Securities and will not have funds legally available therefor.

     Status of the Guarantee. The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt and Subordinated Debt of the Company in the same manner as the Junior Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt and Subordinated Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt and Subordinated Debt. The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by RBI Capital or upon distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of a subsidiary, including the Bank, upon a liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary, except to the extent the Company may itself be recognized as a creditor of the subsidiary. The Company's obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank, and claimants should look only to the assets of the Company for payments thereunder.

     Amendments and Assignment. Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of the Company and will inure to the benefit of the holders of the Preferred Securities then outstanding.

     Events of Default. An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     Any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against RBI Capital, the Guarantee Trustee or any other Person.

     The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

     Information Concerning the Guarantee Trustee. The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.


     Termination of the Guarantee. The Guarantee will terminate and be of no further force and effect upon (i) full payment of the Redemption Price of the Preferred Securities, (ii) full payment of the Distributions payable upon liquidation of RBI Capital, or (iii) distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.


     Governing Law. The Guarantee will be governed by and construed in accordance with the laws of the State of Florida.

     Expense Agreement. The Company will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the "Expense Agreement"), irrevocably and unconditionally guarantee to each person or entity to whom RBI Capital becomes indebted or liable, the full payment of any costs, expenses or liabilities of RBI Capital, other than obligations of RBI Capital to pay to the holders of the Preferred Securities or other similar interests in RBI Capital of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of RBI Capital may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
              THE JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE


     Irrevocable and Unconditional Guarantee. Payments of Distributions and other amounts due on the Preferred Securities (to the extent RBI Capital has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and RBI Capital believe that, taken together, the obligations of the Company under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, an irrevocable and unconditional guarantee, on a subordinated basis, of payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing an irrevocable and unconditional guarantee of the obligations of RBI Capital under the Preferred Securities. However, if and to the extent that the Company does not make payments on the Junior Subordinated Debentures, RBI Capital will not pay Distributions or other amounts due on the Preferred Securities, and the Guarantee does not cover payment of Distributions when RBI Capital does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt and Subordinated Debt of the Company.


     Sufficiency of Payments. As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities, (iii) the Company will pay for all and any costs, expenses and liabilities of RBI Capital (except the obligations of RBI Capital to the holders of the Preferred Securities), and (iv) the Trust Agreement further provides that RBI Capital will not engage in any activity that is not consistent with the limited purposes of RBI Capital.

     Enforcement Rights of Holders of Preferred Securities. A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, RBI Capital or any other Person. A default or event of default under any Senior Debt and Subordinated Debt of the Company would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt and Subordinated Debt of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Debt and Subordinated Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Junior Subordinated Debentures would constitute an Event of Default.

     Limited Purpose of RBI Capital. The Preferred Securities evidence preferred undivided beneficial interests in the assets of RBI Capital. RBI Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from RBI Capital (or from the Company under the Guarantee) if and to the extent RBI Capital has funds available for the payment of such Distributions.

     Rights Upon Termination. Upon any voluntary or involuntary termination, winding-up or liquidation of RBI Capital involving the liquidation of the Junior Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by RBI Capital, the Liquidation Distribution in cash. See "Description of the Preferred
Securities -- Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the

Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt and Subordinated Debt of the Company (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of RBI Capital (other than the obligations of RBI Capital to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Junior Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     General. The following is a summary of the material United States federal income tax considerations that may be relevant to a person that purchases Preferred Securities on their original issue at their original offering price. The statements of law or legal conclusions set forth in this summary constitute the opinion of Holland & Knight LLP, counsel to the Company and RBI Capital. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes to these authorities may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership, and disposition of Preferred Securities may differ from the treatment described below.

     No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Preferred Securities. Moreover, the discussion generally focuses on holders of Preferred Securities who are individual citizens or residents of the United States and who acquire Preferred Securities on their original issue at their offering price and hold Preferred Securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. Accordingly, each prospective investor should consult, and should rely exclusively on, such investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Preferred Securities.

     Classification of the Junior Subordinated Debentures. The Company intends to take the position that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and, by acceptance of a Preferred Security, each holder covenants to treat the Junior Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership interest in the Junior Subordinated Debentures. Counsel for the Company is of the opinion that, under current law, and based upon the representations, facts and assumptions set forth herein, the Junior Subordinated Debentures will be classified as indebtedness for United States federal income tax purposes. As an opinion of counsel is not binding upon the Internal Revenue Service or the courts, no assurance can be given that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful.

     The remainder of this discussion assumes that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

     Classification of RBI Capital. Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), RBI Capital will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. As a result, each beneficial owner of Preferred Securities will be treated for federal income tax purposes as a holder of its pro rata share of Junior Subordinated Debentures held by RBI Capital. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities generally will be treated as owning an undivided beneficial interest in the Junior Subordinated Debentures, and each holder will be required to include in its gross income its pro rata share of interest income, including any original issue discount ("OID"), paid or accrued with respect to its allocable share of the Junior Subordinated Debentures.

     Interest Income and Original Issue Discount. Under applicable Treasury regulations (the "Regulations"), a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. The Company believes that the likelihood of its exercising its option to defer payments of interest is remote. Based on the foregoing, the Company intends to take the position that the Junior Subordinated Debentures are not considered to be issued with OID at the time of their original issuance and, accordingly, except as set forth below, a holder should include in gross income such holder's allocable share of interest on the Junior Subordinated Debentures at the time it is paid or accrued in accordance with such holder's method of tax accounting.

     However, under the Regulations, if the Company exercised its option to defer any payment of interest, the Junior Subordinated Debentures would at that time and at all times thereafter be treated as OID instruments, and all stated interest (and de minimis OID, if any) on the Junior Subordinated Debentures would thereafter be treated as OID as long as the Junior Subordinated Debentures remained outstanding. In such event, the taxable interest income of all holders with respect to the Junior Subordinated Debentures would be determined on a daily economic accrual basis regardless of such holder's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income.

     Consequently, a holder would be required to include OID in gross income even though the Company would not make any actual cash payments during an Extended Interest Payment Period and even through some holders may use the cash method of tax accounting.

     The Regulations have not been addressed in any published rulings or other published interpretations by the Internal Revenue Service, and it is possible, however, that the Internal Revenue Service could take a position contrary to the interpretation herein.

     Because income on the Preferred Securities will constitute interest or OID, corporate holders will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

     Subsequent uses of the term "interest" in this summary include income in the form of OID.

     Market Discount and Acquisition Premium. Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interests in the Junior Subordinated Debentures with "market discount" or "acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.


     Receipt of Junior Subordinated Debentures or Cash upon Liquidation of RBI Capital. Under certain circumstances, as described under "Description of the Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Termination," the Junior Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of RBI Capital. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder in which each holder is deemed to receive directly its pro rata share of Junior Subordinated Debentures previously held indirectly through this Trust. A holder's aggregate tax basis in the Junior Subordinated Debentures received in the liquidation would be equal to such holder's aggregate tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Junior Subordinated Debentures so received in liquidation of RBI Capital would include the period for which such holder held the Preferred Securities.

     If, however, a Tax Event occurs which results in RBI Capital being treated as an association taxable as a corporation, the distribution would constitute a taxable event to RBI Capital and the holders of the Preferred Securities, and each holder of Preferred Securities would recognize gain or loss as if the holder had exchanged its Preferred Securities for Junior Subordinated Debentures, and the holder's holding period in the Junior Subordinated Debentures would not include the period for which such holder held the Preferred Securities. Under certain circumstances described herein, the Junior Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of the Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Termination."

     Sales of Preferred Securities. A holder that sells Preferred Securities will recognize gain or loss equal to the difference between its adjusted tax basis in the Preferred Securities and the amount realized on the sale of such Preferred Securities. Assuming that the Company does not exercise its option to defer payment of interest on the Junior Subordinated Debentures, and the Preferred Securities are not considered issued with OID, a holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price. If the Junior Subordinated Debentures are deemed to be issued with OID as a result of the Company's deferral of any interest payment, or otherwise, a holder's tax basis in the Preferred Securities generally will be its initial purchase price, increased by OID previously includible in such holder's gross income to the date of disposition and decreased by distributions or other payments received on the Preferred Securities since and including the date of commencement of the first Extended Interest Payment Period. Such gain or loss generally will be a capital gain or loss (except to the extent of any accrued interest with respect to such holder's pro rata share of the Junior Subordinated Debentures required to be included in income) and generally will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year.


     Should the Company exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. In the event of such a deferral, a holder that disposes of its Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Junior Subordinated Debentures to the date of disposition as OID, but may not receive the cash related thereto. However, such holder will add such amount to its adjusted tax basis in the Preferred Securities. To the extent the selling price is less than the holder's adjusted tax basis in the Preferred Securities, such holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.


     Effect of Proposed Changes in Tax Laws. On February 6, 1997, President Clinton released his budget proposals for fiscal year 1998. One of the revenue provisions of those proposals would generally deny interest deductions for interest on an instrument such as the Junior Subordinated Debentures which is issued by a corporation that has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. If enacted as proposed by the President, this provision would be effective for instruments issued on or after the date of first action by a Congressional committee with respect to the proposal. It is not clear from the President's proposals as to what constitutes Congressional "committee action" with respect to this proposal. If the provision were enacted and were to apply to the Junior Subordinated Debentures, the Company would be unable to deduct interest on the Junior Subordinated Debentures. Under current law, the Company will be able to deduct interest on the Junior Subordinated Debentures. However, counsel for the Company has advised that such proposed legislation could change the deductibility of the interest paid by the Company on the Junior Subordinated Debentures for federal income tax purposes, and that Congress could amend such legislation giving it retroactive effect prior to its enactment to law. There can be no assurance that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. Such a change would give rise to a Tax Event. A Tax Event would permit the Company, upon prior Federal Reserve approval if then required under applicable Federal Reserve capital guidelines or policies, to cause a redemption of the Preferred Securities before, as well as after,
            , 2002. See "Description of the Junior Subordinated
Debentures -- Redemption or Exchange" and "Description of the Preferred Securities -- Redemption or Exchange -- Tax Event Redemption, Investment Company Event Redemptions or Capital Treatment Event Redemptions."



     Backup Withholding and Information Reporting. The amount of OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is provided to the Internal Revenue Service.


     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), generally may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

     In any case, the Company and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to certain plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons with respect to which the Company or an affiliate is a fiduciary or Plans for which the Company or an affiliate provides services). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which the Company or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, Plans with respect to which the Company or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Preferred Securities should consult with their own counsel.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters, William R. Hough & Co. and Ryan, Beck & Co., Inc., have severally agreed to purchase from RBI Capital the number of Preferred Securities set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all Preferred Securities if any Preferred Securities are purchased.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
William R. Hough & Co. .....................................
Ryan, Beck & Co., Inc. .....................................
                                                                -----------
          Total.............................................
                                                                ===========

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of $          per
Preferred Security. The Underwriters may allow and such dealers may re-allow a
concession not in excess of $          per Preferred Security to certain other
dealers. After the offering, the price to the public and other selling terms may be changed by the Underwriters.

     In view of the fact that the proceeds from the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures issued by the Company, the Underwriting Agreement provides that the Company will pay as
compensation an amount of $          per Preferred Security for the
Underwriters' arranging the investment therein of such proceeds.

     RBI Capital has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 375,000 Preferred Securities at the offering price set forth on the cover page hereof less underwriting discounts. The Underwriters may exercise such option to purchase additional Preferred Securities solely for the purpose of covering over-allotments, if any, incurred in the sale of the Preferred Securities.

     To the extent that the Underwriters exercise their option to purchase additional Preferred Securities, RBI Capital will issue and sell to the Company additional Common Securities and the Company will issue and sell to RBI Capital Junior Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option and the additional Common Securities.

     Because the NASD is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

     The Company and RBI Capital have agreed to indemnify the Underwriters against and contribute toward certain liabilities, including liabilities under the Securities Act. The Company has agreed to reimburse the Underwriters for certain expenses and legal fees related to the sale of the Preferred Securities.

     The Preferred Securities are a new issue of securities having no trading market. Application has been made to have the Preferred Securities listed for quotation on The Nasdaq Stock Market's National Market. The Underwriters have advised RBI Capital that they presently intend to make a market in the Preferred Securities after the commencement of trading, but no assurances can be made as to the liquidity of such Preferred Securities or that an active and liquid trading market will develop or, if developed, that it will be sustained. The Underwriters will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.


     In connection with the offering of the Preferred Securities, the Underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriters create a short position for their own account by selling more Preferred Securities than they are committed to purchase from RBI Capital. In such a case, to cover all or part of the short position, the Underwriters may exercise the over-allotment option described above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of the Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriters also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriters repurchase shares distributed by the underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. The Underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.



     Under the Conduct Rules of the NASD, no member of the NASD or an affiliate of such member may participate in the distribution of a public offering of equity or debt securities issued by a company if the member and/or its affiliates have a conflict of interest (as defined) unless the price at which such equity securities or, the yield at which such debt securities, are to be distributed to the public is no higher with respect to price or no less with respect to yield than that recommended by a "qualified independent underwriter" meeting certain standards. As defined by the NASD, a "conflict of interest" exists when, among other things, a member and/or its affiliates in the aggregate beneficially own 10% or more of the any class of equity of a company. William R. Hough, a controlling stockholder of William R. Hough & Co., owns more than 10% of the Company's common and preferred stock. Accordingly, William R. Hough & Co. is deemed by the NASD to be an affiliate of the Company and this offering is subject to the foregoing qualified independent underwriter requirement.



     Ryan, Beck & Co., Inc. has agreed to act as a qualified independent underwriter in connection with the Offering. The price and term of the Preferred Securities to be distributed to the public will be no more (with respect to price) or no less with respect to yield than that recommended by Ryan, Beck & Co., Inc. Acting as qualified independent underwriter, Ryan, Beck & Co., Inc. has participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus is part and has exercised the usual standards of due diligence with respect thereto and will receive a fee of $10,000 in connection with its services as qualified independent underwriter which will be paid from the underwriting discounts set forth on the cover page of this Prospectus. The Company and RBI Capital have agreed to indemnify Ryan, Beck & Co. as the qualified independent underwriter against certain liabilities, including liabilities under the Securities Act.



     For a description of certain relationships between the Company and William
R. Hough and certain of his affiliates, including William R. Hough & Co., see
Note 16 to the Company's Consolidated Financial Statements included herein.


                             VALIDITY OF SECURITIES


     Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of RBI Capital will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Company and RBI Capital. Certain legal matters for the Company and RBI Capital, including the validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company and RBI Capital by Holland & Knight LLP ("Holland & Knight"), counsel to the Company and RBI Capital. Certain legal matters will be passed upon for the Underwriters by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. ("Stearns Weaver"). Holland & Knight and Stearns Weaver will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for the Company by Holland & Knight.

                                    EXPERTS

     The consolidated financial statements of Republic Bancshares, Inc. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, included herein and in the Registration Statement have been audited by Arthur Andersen, LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.

     The Company and RBI Capital have filed with the Commission a Registration Statement on Form S-2 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Preferred Securities, the Junior Subordinated Debentures and the Guarantee. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company, RBI Capital, the Preferred Securities and the Junior Subordinated Debentures, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.


     No separate financial statements of RBI Capital have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of RBI Capital will be owned by the Company, a reporting company under the Exchange Act, (ii) RBI Capital has no independent operations and exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of RBI Capital and investing the proceeds thereof in Junior Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of RBI Capital under the Indenture and pursuant to the Trust Agreement, the guarantee issued by the Company with respect to the Preferred Securities, the Junior Subordinated Debentures purchased by RBI Capital, the related Indenture and the Expense Agreement, taken together, constitute, in the belief of the Company and RBI Capital, an irrevocable and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Junior Subordinated Debentures" and "Description of the Guarantee."


     RBI Capital is not currently subject to the information reporting requirements of the Exchange Act and the Company does not expect that RBI Capital will file reports, proxy statements and other information under the Exchange Act with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated in this Prospectus by reference and made a part hereof:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 31, 1997.

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on April 15, 1997.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Junior Subordinated Debentures shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to Republic Bancshares, Inc., 111 Second Avenue N.E., St. Petersburg, Florida 33701, Attention: Secretary, telephone: (813) 823-7300.

                   REPUBLIC BANCSHARES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
REPUBLIC BANCSHARES, INC.
  Report of Independent Public Accountants..................  F-2
  Consolidated Balance Sheets at December 31, 1996 and
     1995...................................................  F-3
  Consolidated Statements of Operations for the three years
     ended December 31, 1996, 1995 and 1994.................  F-4
  Consolidated Statements of Stockholders' Equity for the
     three years ended December 31, 1996, 1995 and 1994.....  F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1995 and 1994.......................  F-6
  Notes to Consolidated Financial Statements................  F-7
REPUBLIC BANCSHARES, INC.
  Consolidated Balance sheets at March 31, 1997 (unaudited)
     and December 31, 1996..................................  F-28
  Consolidated Statements of Operations for the three months ended March 31, 1997 and 1996 (unaudited)..............  F-29
  Consolidated Statements of Stockholders' Equity for the
     three months ended March 31, 1997 (unaudited) and the
     year ended December 31, 1996...........................  F-30
  Consolidated Statements of Cash Flows for the three months ended March 31, 1997 and 1996 (unaudited)..............  F-31
  Notes to Consolidated Financial Statements (unaudited)....  F-32
F.F.O. FINANCIAL GROUP, INC.
  Independent Auditors' Report..............................  F-35
  Consolidated Balance Sheets at December 31, 1996 and
     1995...................................................  F-36
  Consolidated Statements of Income for the three years
     ended December 31, 1996, 1995 and 1994.................  F-37
  Consolidated Statements of Stockholders' Equity for the
     three years ended December 31, 1996, 1995 and 1994.....  F-38
  Consolidated Statements of Cash Flows for the three years
     ended December 31, 1996, 1995 and 1994.................  F-39
  Notes to Consolidated Financial Statements................  F-40
F.F.O. FINANCIAL GROUP, INC.
  Condensed Consolidated Balance Sheets at March 31, 19967
     (unaudited) and December 31, 1996......................  F-58
  Condensed Consolidated Statements of Income for the three
     months ended March 31, 1997 and 1996 (unaudited).......  F-59
  Condensed Consolidated Statements of Stockholders' Equity
     for the three months ended March 31, 1997
     (unaudited)............................................  F-60
  Condensed Consolidated Statements of Cash Flows for the
     three months ended March 31, 1997 and 1996
     (unaudited)............................................  F-61
  Notes to Condensed Consolidated Financial Statements
     (unaudited)............................................  F-62
  Review by Independent Certified Public Accountants........  F-64
  Report on Review by Independent Certified Public
     Accountants............................................  F-65

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Republic Bancshares, Inc.:

     We have audited the accompanying consolidated balance sheets of Republic Bancshares, Inc. (a Florida corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Tampa, Florida
  February 7, 1997 (except with
  respect to the matter discussed
  in Note 18, as to which the
  date is March 10, 1997)

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

           CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1996 AND 1995
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
                                         ASSETS
Cash and due from banks.....................................    $ 27,810       $ 19,806
Interest bearing deposits in banks..........................         118              2
Investment securities:
  Held to maturity (Note 2).................................          --          7,015
  Available for sale........................................      74,397         38,147
Mortgage backed securities (Note 3):
  Held to maturity..........................................          --         17,112
  Available for sale........................................      20,004          2,527
FHLB stock..................................................       4,830          3,540
Federal funds sold..........................................       8,000         14,621
Loans held for sale (Note 4)................................      36,590          4,711
Loans, net (Notes 4 and 5)..................................     693,270        649,795
Premises and equipment, net (Note 6)........................      19,715         18,991
Other real estate owned (Note 7):
  Acquired through foreclosure, net.........................       7,363          8,064
  Held for investment.......................................          --          2,498
Other assets (Note 8).......................................      15,771         15,166
                                                                --------       --------
          Total assets......................................    $907,868       $801,995
                                                                --------       --------
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits:
     Noninterest-bearing checking...........................    $ 50,060       $ 45,641
     Interest checking......................................      87,639         71,592
     Money market...........................................      32,665         38,535
     Savings................................................     245,951         91,935
     Time deposits (includes $49,323 and $57,213,
      respectively of time deposits of $100,000 or more)....     411,665        495,402
                                                                --------       --------
          Total deposits....................................     827,980        743,105
  Securities sold under agreements to repurchase............      15,372          3,072
  Subordinated debt, 6% rate, matures December 1, 2011,
     (Note 9)...............................................       6,000             --
  Other liabilities.........................................       4,197          4,915
                                                                --------       --------
          Total liabilities.................................     853,549        751,092
                                                                --------       --------
Off-balance-sheet risk, commitments and contingencies (Note
  10)
Stockholders' equity (Note 13):
  Perpetual preferred convertible stock ($20.00 par, 100,000 shares authorized, 75,000 shares issued and
     outstanding. Liquidation preference $6,600 at December
     31, 1996 and 1995.)....................................       1,500          1,500
  Common stock ($2.00 par, 20,000,000 shares authorized and
     4,183,507 shares issued and outstanding at December 31,
     1996 and 1995).........................................       8,367          8,367
  Capital surplus...........................................      26,699         26,699
  Retained earnings.........................................      17,849         14,329
  Net unrealized gains (losses) on available-for-sale
     securities, net of tax effect..........................         (96)             8
                                                                --------       --------
          Total stockholders' equity........................      54,319         50,903
                                                                --------       --------
          Total liabilities and stockholders' equity........    $907,868       $801,995
                                                                ========       ========

 The accompanying notes are an integral part of these consolidated statements.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1995         1994
                                                             ----------   ----------   ----------
INTEREST INCOME:
  Interest and fees on loans...............................  $   62,244   $   52,389   $   32,699
  Interest on investment securities........................       1,413        1,431        1,939
  Interest on mortgage-backed securities...................       1,325          827           --
  Interest on federal funds sold...........................       1,633        2,968        2,448
  Interest on other investments............................         332          248           29
                                                             ----------   ----------   ----------
          Total interest income............................      66,947       57,863       37,115
                                                             ----------   ----------   ----------
INTEREST EXPENSE:
  Interest on deposits.....................................      32,426       29,874       16,767
  Interest on FHLB advances................................          52           --           36
  Interest on other borrowings.............................         448          127           68
                                                             ----------   ----------   ----------
          Total interest expense...........................      32,926       30,001       16,871
                                                             ----------   ----------   ----------
          Net interest income..............................      34,021       27,862       20,244
PROVISION FOR LOAN LOSSES (Note 5).........................       1,800        1,685        1,575
                                                             ----------   ----------   ----------
          Net interest income after provision for possible
            loan losses....................................      32,221       26,177       18,669
                                                             ----------   ----------   ----------
NONINTEREST INCOME:
  Service charges and fees on deposits.....................       1,606        1,395        1,247
  Income from mortgage banking activities..................       1,002          124           --
  Gain on sale of ORE -- held for investment...............       1,207           --           --
  Securities gains, net....................................         370           27            1
  Other operating income...................................       1,431        1,205        1,364
                                                             ----------   ----------   ----------
          Total noninterest income.........................       5,616        2,751        2,612
NONINTEREST EXPENSES:
  Salaries and employee benefits...........................      14,309       11,251        7,339
  Net occupancy expense....................................       4,507        3,211        1,308
  Data processing fees.....................................       1,451        1,152        1,472
  FDIC and state assessments...............................         949        1,566        1,187
  Other operating expense..................................       6,136        4,939        3,610
                                                             ----------   ----------   ----------
          Total general and administrative expenses........      27,352       22,119       14,916
  SAIF special assessment..................................       2,539           --           --
  Provisions for losses on ORE.............................       1,611           --           10
  ORE expense, net of ORE income...........................        (172)         289          422
  Amortization of premium on deposits......................         491          450        1,269
                                                             ----------   ----------   ----------
          Total noninterest expenses.......................      31,821       22,858       16,617
                                                             ----------   ----------   ----------
Income before negative goodwill accretion and income
  taxes....................................................       6,016        6,070        4,664
Negative goodwill accretion (Note 1).......................          --        1,578        2,705
                                                             ----------   ----------   ----------
Income before income taxes.................................       6,016        7,648        7,369
Income tax provision (Note 8)..............................       2,232        1,875          468
                                                             ----------   ----------   ----------
          NET INCOME.......................................  $    3,784   $    5,773   $    6,901
                                                             ==========   ==========   ==========
PER SHARE DATA:
     Net income per common and common equivalent share
       (Note 14)...........................................  $      .76   $     1.26   $     1.67
                                                             ==========   ==========   ==========
     Weighted average common and common equivalent shares
       outstanding (Note 14)...............................   4,952,937    4,562,642    4,136,790
                                                             ==========   ==========   ==========

 The accompanying notes are an integral part of these consolidated statements.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)


                                      PERPETUAL                                                NET UNREALIZED
                                      PREFERRED                                                    GAINS
                                   CONVERTED STOCK      COMMON STOCK                              (LOSSES)
                                   ---------------   ------------------                         ON AVAILABLE
                                   SHARES             SHARES              CAPITAL   RETAINED      FOR SALE
                                   ISSUED   AMOUNT    ISSUED     AMOUNT   SURPLUS   EARNINGS     SECURITIES      TOTAL
                                   ------   ------   ---------   ------   -------   --------   --------------   -------
BALANCE, DECEMBER 31, 1993.......  75,000   $1,500   3,365,387   $6,731   $19,041   $ 2,182        $  --        $29,454
  Net income.....................      --       --          --       --        --     6,901           --          6,901
  Net unrealized losses on
    available-for-sale
    securities, net of tax
    effect.......................      --       --          --       --        --        --          (54)           (54)
  Proceeds from exercise of stock
    options......................      --       --      14,950       30        98        --           --            128
  Dividends on preferred stock...      --       --          --       --        --      (264)          --           (264)
                                   ------   ------   ---------   ------   -------   -------        -----        -------
BALANCE, DECEMBER 31, 1994.......  75,000    1,500   3,380,337    6,761    19,139     8,819          (54)        36,165
  Net income.....................      --       --          --       --        --     5,773           --          5,773
  Net unrealized gains on
    available-for-sale
    securities, net of tax
    effect.......................      --       --          --       --        --        --           62             62
  Issuance of common stock.......      --       --     800,000    1,600     7,537        --           --          9,137
  Proceeds from exercise of stock
    options......................      --       --       3,170        6        23        --           --             29
  Dividends on preferred stock...      --       --          --       --        --      (263)          --           (263)
                                   ------   ------   ---------   ------   -------   -------        -----        -------
BALANCE, DECEMBER 31, 1995.......  75,000    1,500   4,183,507    8,367    26,699    14,329            8         50,903
  Net income.....................      --       --          --       --        --     3,784           --          3,784
  Net unrealized loss on
    available-for-sale
    securities, net of tax
    effect.......................      --       --          --       --        --        --         (104)          (104)
  Dividends on preferred stock...      --       --          --       --        --      (264)          --           (264)
                                   ------   ------   ---------   ------   -------   -------        -----        -------
BALANCE, DECEMBER 31, 1996.......  75,000   $1,500   4,183,507   $8,367   $26,699   $17,849        $ (96)       $54,319
                                   ======   ======   =========   ======   =======   =======        =====        =======


 The accompanying notes are an integral part of these consolidated statements.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                            ---------------------------------
                                                              1996        1995        1994
                                                            ---------   ---------   ---------
OPERATING ACTIVITIES:
  Net income..............................................  $   3,784   $   5,773   $   6,901
  Reconciliation of net income to net cash provided:
     Provision for loan and ORE losses....................      3,411       1,685       1,585
     Depreciation and amortization, net...................     (1,539)        (26)        129
     Amortization of premium and (accretion) of fair
       value, net.........................................        553        (901)     (1,162)
     Gain on sale of loans................................     (1,002)       (124)         --
     Gain on sale of investment securities................       (370)        (27)         --
     Gain on sale of other real estate owned..............     (1,442)         (4)        (89)
     Capitalization of mortgage servicing.................     (1,741)         --          --
     Gain on disposal of premises and equipment...........         (2)         --          75
     Net increase in deferred tax benefit.................     (1,574)     (1,024)         --
     Net (increase) decrease in other assets..............      2,222      (3,455)     (1,887)
     Net increase (decrease) in other liabilities.........       (719)      2,179        (339)
                                                            ---------   ---------   ---------
          Net cash provided by operating activities.......      1,581       4,076       5,213
                                                            ---------   ---------   ---------
INVESTING ACTIVITIES:
  Net (increase) decrease in interest bearing deposits in
     banks................................................       (116)        148         550
  Proceeds from sale of premises and equipment............         --          --          13
  Proceeds from sales and maturities of:
     Investment securities held to maturity...............      7,000      24,000      18,900
     Investment securities available for sale.............     72,545       3,972       6,991
     Mortgage backed securities available for sale........     21,848       9,732          --
  Purchase of investment securities held to maturity......         --          --     (19,669)
  Purchase of investment securities available for sale....   (108,636)    (33,083)    (10,989)
  Purchase of mortgage backed securities..................    (20,105)         --          --
  Principal repayment on mortgage backed securities.......      4,431         714          --
  Purchase of FHLB stock..................................     (1,291)     (2,248)     (1,292)
  Net increase in loans...................................    (85,087)   (178,001)   (197,859)
  Purchase of premises and equipment......................     (2,201)     (6,282)     (3,088)
  Proceeds from sale of other real estate owned...........      8,270       3,234       5,260
  Investments in other real estate owned (net)............        232         358      (7,246)
                                                            ---------   ---------   ---------
          Net cash used in investing activities...........   (103,110)   (177,456)   (208,429)
                                                            ---------   ---------   ---------
FINANCING ACTIVITIES:
  Net increase in deposits................................     84,875     159,212      89,551
  Net increase in repurchase agreements...................     12,301         991         916
  Proceeds from issuance of subordinated debt.............      6,000          --          --
  Proceeds from issuance of common stock..................         --       9,166         128
  Dividends on perpetual preferred stock..................       (264)       (263)       (264)
                                                            ---------   ---------   ---------
          Net cash provided by financing activities.......    102,912     169,106      90,331
                                                            ---------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......      1,383      (4,274)   (112,885)
CASH AND CASH EQUIVALENTS, beginning of period............     34,427      38,701     151,586
                                                            ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, end of period..................  $  35,810   $  34,427   $  38,701
                                                            =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the period for:
     Interest.............................................  $  33,031   $  29,419   $  16,448
     Income taxes.........................................      4,144       1,516       2,222

 The accompanying notes are an integral part of these consolidated statements.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION AND ORGANIZATION

     The consolidated financial statements of Republic Bancshares, Inc. (the Company) include the accounts of the Company, and Republic Bank (the "Bank") and the Bank's wholly-owned subsidiaries, RBREO, Inc., Tampa Bay Equities, Inc., VQH Development, Inc., and Republic Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated. On November 21, 1995, the Bank's Board of Directors approved for shareholder consideration an Amended and Restated Plan of Share Exchange and Reorganization (the "Reorganization") under which the Bank became a wholly-owned subsidiary of Company. On the effective date and time of the Reorganization, all holders of shares of the Bank's Common and Preferred Stock at the November 30, 1995 record date received one share of Company Common Stock for each share of the Bank's Common Stock held of record and one share of Company Preferred Stock for each share of the Bank's Preferred Stock held of record. Holders of outstanding options to purchase or acquire the Bank's Common Stock received options to purchase an equal number of shares of Company Common Stock. All necessary governmental and shareholder approvals for the Reorganization were received. The Company's primary source of income is from its banking subsidiary which operates 32 branches throughout west central Florida. The Bank's primary source of revenue is derived from net interest income on loans and investments and income from mortgage banking activities.

NEGATIVE GOODWILL

     On May 28, 1993 (the "Purchase Date") over 99 percent of the Company's outstanding common stock was acquired for $4,450,000 (the "Purchase Price"). Also, on May 28, 1993, 583,334 additional shares of common stock were issued for $3,500,000. The acquisition was accounted for by the purchase method of accounting. Assets and liabilities were restated based upon their fair value as of the Purchase Date. The excess of the restated net book value over the Purchase Price was recorded as a reduction of the non current assets, to the extent available. The remaining difference was recorded as excess of fair value over purchase price ("negative goodwill"), as follows (in thousands):

Adjustments to fair market value:
  Loans.....................................................  $   596
  Investment securities.....................................      161
  Time deposits.............................................       36
Write-off of noncurrent assets:
  Premises and equipment....................................   (1,432)
  Other assets..............................................      (43)
Adjustments to equity accounts:
  Retained earnings.........................................    1,320
  Capital surplus...........................................    5,224
                                                              -------
Excess of fair value over purchase price....................  $ 5,862
                                                              =======

     The negative goodwill was accreted into income on a straight-line basis over 26 months beginning May 28, 1993 and ending July 31, 1995, which was based on the estimated life of the loans, investments and deposits acquired. The premiums on loans and investment securities and the discount on demand and other time deposits were amortized into income on a straight-line basis over periods based on the estimated life of the related loans, securities or deposits ranging from 12 to 30 months.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

DEPENDENCE ON ESTIMATES, APPRAISALS AND EVALUATIONS

     The financial statements, in conformity with generally accepted accounting principles, are dependent upon estimates, appraisals and evaluations of loans, other real estate owned and other assets and liabilities, and disclosure of contingent assets and liabilities. Changes in such estimates, appraisals and evaluations might be required because of rapidly changing economic conditions, changing economic prospects of borrowers and other factors. Actual results may differ from those estimates.

INVESTMENT SECURITIES

     Securities that the Company has both the positive intent and ability to hold to maturity are classified as Held to Maturity and are carried at historical cost, adjusted for amortization of premiums and accretion of discounts. Securities Available for Sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are carried at fair value with any valuation adjustment reported in a separate component of stockholders' equity, net of tax effect.

     Interest and dividends on investment securities and amortization of premiums and accretion of discounts are reported in interest on investment securities. Gains (losses) realized on sales of investment securities are generally determined on the specific identification method and are reported under non-interest income.

LOANS

     Interest on commercial and real estate loans and substantially all installment loans is recognized monthly on the loan balance outstanding. The Company's policy is to discontinue accruing interest on loans 90 days or more delinquent and restructured loans that have not yet demonstrated a sufficient payment history, which, in the opinion of management, may be doubtful as to the collection of interest or principal. These loans are designated as "non-accrual" and any accrued but unpaid interest previously recorded is reversed against current period interest revenue.

     Loan origination and commitment fees net of certain costs are deferred, and the amount is amortized as an adjustment to the related loan's yield, generally over the contractual life of the loan. Unearned discounts and premiums on loans purchased are deferred and amortized as an adjustment to interest income on a basis that approximates level rates of return over the terms of the loan.

HEDGING CONTRACTS AND LOANS HELD FOR SALE

     The Company manages its interest rate market risk on the loans held for sale and its estimated future commitments to originate and close mortgage loans for borrowers at fixed prices ("Locked Loans") through hedging techniques which include derivative contracts and fixed price forward delivery commitments ("Forward Commitments") to sell mortgage- backed securities or specific whole loans to investors on a mandatory or best efforts basis. The Company records the inventory of loans held for sale at the lower of cost or market on an aggregate basis after considering any market value changes in the loans held for sale, Locked Loans, and Forward Commitments.

MORTGAGE SERVICING RIGHTS

     On July 1, 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65", was adopted. SFAS No. 122 permits an allocation of a portion of the cost of loan origination to the rights to service mortgage loans. Approximately $1,188,000 and $117,000 was capitalized relating to originated mortgage servicing rights ("OMSRs") during 1996 and 1995, respectively. As of December 31, 1996 and 1995, the unamortized portion of these OMSRs were $1,271,000 and $113,000, respectively. For purposes of measuring impairment, OMSRs are stratified based on the loan type, interest rate and maturity of the underlying loans.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

     The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which is effective for the Company's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company is not expected to be material.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses provides for risks of losses inherent in the credit extension process. Losses and recoveries are either charged or credited to the allowance. The Company's allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The evaluations are periodically reviewed and adjustments are recorded in the period in which changes become known.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, except for leasehold improvements for which the lesser of the estimated useful life of the asset or the term of the lease is used. The useful lives used in computing depreciation and amortization are as follows:

                                                              YEARS
                                                              ------
Buildings and improvements..................................      39
Furniture and equipment.....................................       7
Leasehold improvements......................................  5 - 15

     Gains and losses on routine dispositions are reflected in current operations. Maintenance, repairs and minor improvements are charged to operating expenses, and major replacements and improvements are capitalized.

OTHER REAL ESTATE

     Other real estate owned ("ORE") represents property acquired through foreclosure proceedings held for sale and real estate held for investment. ORE is carried at its fair value, net of a valuation allowance established to reduce cost to fair value. Losses are charged to the valuation allowance and recoveries are credited to the allowance. Declines in market value and gains and losses on disposal are reflected in current operations in ORE expense. Recoverable costs relating to the development and improvement of ORE are capitalized whereas routine holding costs are charged to expense. The sales of these properties are dependent upon various market conditions. Management is of the opinion that such sales will result in net proceeds at least equal to present carrying values.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

     The FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which was effective for the Company's fiscal year beginning January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized. SFAS No. 121 also requires that certain assets to be disposed of be measured at the lower of carrying amount or the net realizable value. The impact of adopting SFAS 121 upon the results of operations of the Company was not material.

INCOME TAXES

     The Company follows the liability method which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more-likely-than-not criterion is met, that is, unless a greater than 50% probability exists that the tax benefits will not actually be realized sometime in the future.

     Effective April 1, 1995, federal regulations restricted the amount of deferred tax assets that can be used to meet regulatory capital requirements to an amount that the institution expects to realize within one year, or 10% of Tier 1 capital, whichever is less.

     The Company and its subsidiary file consolidated tax returns with the federal and state taxing authorities. A tax sharing agreement exists between the Company and the Bank whereby taxes for the Bank are computed as if the Bank were a separate entity. Amounts to be paid or credited with respect to current taxes are paid to or received from the Company.

PREMIUM ON DEPOSITS

     A premium on deposits is recorded for the difference between cash received and the carrying value of deposits acquired in purchase transactions. This premium is being amortized on a straight-line basis over 3 to 4 years. Approximately $527,000 and $1,017,000 was included in other assets in the accompanying financial statements, as of December 31, 1996 and 1995.

STOCK-BASED COMPENSATION PLANS

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Effective in 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which requires that companies not electing to account for stock-based compensation as prescribed by the statement, disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used are to determine the pro forma effects of SFAS 123.

CASH EQUIVALENTS

     For purposes of preparing the Consolidated Statements of Cash Flows, cash equivalents are defined to include cash and due from banks and federal funds sold.

RECLASSIFICATIONS

     Certain reclassifications have been made to prior period financial statements to conform with the 1996 financial statement presentation.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

2.  INVESTMENT SECURITIES:

     The Company's investment securities consisted primarily of U.S. Treasury Bills and Notes. The investment securities of the Company at December 31, 1996 and 1995 are summarized as follows (in thousands):

                                                                                       ESTIMATED
                                                 AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                   COST        GAINS        LOSSES       VALUE
                                                 ---------   ----------   ----------   ---------
AT DECEMBER 31, 1996:
  Securities available-for-sale:
     U.S. Government Treasuries................   $72,905       $--        $   (53)     $72,852
     Revenue bond..............................     1,545        --             --        1,545
                                                  -------       ---        -------      -------
          Securities available-for-sale........   $74,450       $--        $   (53)     $74,397
                                                  =======       ===        =======      =======
AT DECEMBER 31, 1995:
  U.S. Government Treasuries held to
     maturity..................................   $ 7,015       $--        $    (6)     $ 7,009
  U.S. Government Treasuries available for
     sale......................................    38,121        27             (1)      38,147
                                                  -------       ---        -------      -------
          Total U.S. Treasuries & Federal
            Agency Notes.......................   $45,136       $27        $    (7)     $45,156
                                                  =======       ===        =======      =======

                                                                             1996        1995
                                                                          ----------   ---------
BOOK VALUE AT DECEMBER 31:
  Securities held to maturity..................                            $    --      $ 7,015
  Securities available-for-sale................                             74,397       38,147
                                                                           -------      -------
          Total U.S. Treasuries................                            $74,397      $45,162
                                                                           =======      =======

     The amortized cost and estimated market value of investment securities at December 31, 1996, by contractual maturity are shown below (in thousands):

                                                                  AVAILABLE-FOR-SALE
                                                           --------------------------------
                                                                       ESTIMATED   WEIGHTED
                                                           AMORTIZED    MARKET     AVERAGE
                                                             COST        VALUE      YIELD
                                                           ---------   ---------   --------
Due in 1 year or less....................................   $61,367     $61,358      4.84%
Due after 1 year through 5 years.........................    13,083      13,039      6.02
                                                            -------     -------
Total....................................................   $74,450     $74,397      5.05
                                                            =======     =======

     Proceeds from sales of U.S. Treasury and Federal Agency Notes during the years ended 1996, 1995 and 1994, were $7,545,000, $2,972,000, and $6,991,000, respectively. Gross losses of $0, $27,891 and $0 were realized for the years ended December 31, 1996, 1995 and 1994. Gross gains of $45,404, $0, and $1,094, were realized during the years ended December 31, 1996, 1995 and 1994, respectively. U.S. Treasuries and Federal Agency Notes with a par value of $19,000,000 and $8,000,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for other purposes.

3.  MORTGAGE BACKED SECURITIES:

     Mortgage-backed securities ("MBS"), sometimes referred to as pass-through certificates, represent an interest in a pool of loans. The securities are issued by three government agencies or corporations: (i) the Government National Mortgage Association ("GNMA"), (ii) the Federal Home Loan Mortgage Corporation ("FHLMC") and (iii) the Federal National Mortgage Association ("FNMA"). During 1996 and 1995 the Company securitized loans with a carrying value of $6,282,000 and $30,048,000, respectively, through FHLMC. The Company's MBS portfolio at December 31, 1996 consisted solely of variable rate securities issued by GNMA, and payments on those securities are backed by that government agency. MBS securities

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
held to maturity are recorded at amortized cost, while securities available-for-sale are recorded at estimated market value. Mortgage backed securities are summarized as follows (in thousands):

                                                                                       ESTIMATED
                                                 AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                   COST        GAINS        LOSSES       VALUE
                                                 ---------   ----------   ----------   ---------
AT DECEMBER 31, 1996:
  GNMA held to maturity........................   $    --       $ --        $  --       $    --
  GNMA available for sale......................    20,105         --         (101)       20,004
                                                  -------       ----        -----       -------
          Total mortgage backed securities.....   $20,105       $ --        $(101)      $20,004
                                                  =======       ====        =====       =======
AT DECEMBER 31, 1995:
  FHLMC held to maturity.......................   $17,112       $114        $ (20)      $17,206
  FHLMC available for sale.....................     2,540         --          (13)        2,527
                                                  -------       ----        -----       -------
          Total mortgage backed securities.....   $19,652       $114        $ (33)      $19,733
                                                  =======       ====        =====       =======

                                                               1996      1995
                                                              -------   -------
BOOK VALUE AT DECEMBER 31:
  Securities held to maturity...............................  $    --   $17,112
  Securities available-for-sale.............................   20,004     2,527
                                                              -------   -------
          Total MBS.........................................  $20,004   $19,639
                                                              =======   =======

     At December 31, 1996 all MBS securities available for sale were scheduled to reprice in one year or less.

     The amortized cost and estimated market value of the MBS portfolio at December 31, 1996, by contractual maturity are shown below (in thousands). Actual maturities may differ from contractual maturities as a result of prepayments of the underlying mortgages:

                                                                  AVAILABLE-FOR-SALE
                                                           --------------------------------
                                                                       ESTIMATED   WEIGHTED
                                                           AMORTIZED    MARKET     AVERAGE
                                                             COST        VALUE      YIELD
                                                           ---------   ---------   --------
Due after 10 years.......................................   $20,105     $20,004      5.53%
                                                            -------     -------
          Total..........................................   $20,105     $20,004      5.53%
                                                            =======     =======

     During 1996, the Company sold FHLMC securities, with an amortized cost of $15,455,000, which had previously been classified as "Held-to-Maturity", recording net gains of $300,201, and purchased GNMA securities. The purpose of this transaction was to reduce the Company's capital requirements. As a result, and in compliance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities", all investment securities are classified as "available-for-sale" as of December 31, 1996.

     Proceeds from sales of MBS securities during the years ended December 31, 1996 and 1995 were $21,077,000 and $9,732,000, respectively. Gross gains of $354,837 and $55,038 and gross losses of $31,845 and $0, respectively, were realized on these sales. None of the MBS securities were pledged to secure public deposits or for other purposes at December 31, 1996.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

4.  LOANS AND LOANS HELD FOR SALE:

     Loans at December 31, 1996 and 1995, are summarized as follows (in thousands):

                                                                1996       1995
                                                              --------   --------
Real estate mortgage loans:
  One-to-four family residential............................  $385,701   $386,524
  Multi-family residential..................................    70,967     77,802
  Commercial real estate....................................   182,298    153,193
  Construction/land development.............................    27,050     13,974
Commercial loans............................................    34,617     29,898
Consumer loans..............................................     9,860      6,798
Other loans.................................................     1,294      2,367
                                                              --------   --------
          Total gross portfolio loans.......................   711,787    670,556
Less-allowance for loan losses (Note 5).....................   (13,134)   (14,910)
Less-premiums and unearned discounts on loans purchased.....    (4,731)    (4,561)
Less-unamortized loan fees..................................      (652)    (1,290)
                                                              --------   --------
          Total loans held for portfolio....................   693,270    649,795
Residential loans held for sale.............................    36,590      4,711
                                                              --------   --------
          Total loans.......................................  $729,860   $654,506
                                                              ========   ========

     As of December 31, 1996, the Company had $36,590,000 of 1-4 residential mortgage loans available for sale with a weighted average interest rate of 8.72%. As of December 31, 1995 loans available for sale were approximately $4,711,000, which approximated market value, with a weighted average interest rate of 7.47%. Mortgage loans serviced for others as of December 31, 1996 and 1995 were $120,711,000 and $39,951,000, respectively.

     Loans on which interest was not being accrued totaled approximately $15,351,000, $14,504,000, and $12,948,000 at December 31, 1996, 1995 and 1994,
respectively. Had interest been accrued on these loans at their originally contracted rates, interest income would have been increased by approximately $1,138,000, $1,329,000, and $647,000 in the years ended December 31, 1996, 1995 and 1994, respectively. Loans past due 90 days or more and still accruing interest at December 31, 1996 and 1995, totaled approximately $113,000 and $1,876,000, respectively. The Company restructured loans totaling $2,516,000 and $145,000 during 1996 and 1995, respectively.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

5.  ALLOWANCE FOR LOAN LOSSES:

     Changes in the allowance for loan losses were as follows (in thousands):

                                                                FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                            ---------------------------
                                                             1996      1995      1994
                                                            -------   -------   -------
Balance,
  beginning of period.....................................  $14,910   $ 7,065   $ 6,539
  Provision for possible loan losses......................    1,800     1,685     1,575
  Discount on purchased loans allocated to (from) loan
     loss reserve.........................................   (1,732)    7,658       643
  Loans charged off.......................................   (2,110)   (1,947)   (1,870)
  Recoveries of loans charged off.........................      266       449       178
                                                            -------   -------   -------
Balance,
  end of period...........................................  $13,134   $14,910   $ 7,065
                                                            =======   =======   =======

     While management believes that the allowance for loan losses is adequate at December 31, 1996, based on currently available information, future additions to the allowance may be necessary due to changes in economic conditions, deterioration of creditworthiness of the borrower, the value of underlying collateral or other factors. Additionally, the Florida Department of Banking and Finance, the FDIC, and the Federal Reserve, as an integral part of their regular examination process, periodically review the allowance for loan losses. These agencies may require additions to the allowance based on their judgments about information available to them at the time of examination.

     The portion of the allowance for loan losses which arose due to the allocation of discounts on purchased loans may only be used to absorb losses on the related acquired loans. As of December 31, 1996 and 1995, approximately $7,150,000 and $10,249,000 of the reserve had arisen through an allocation of discounts on purchased loans.

6.  PREMISES AND EQUIPMENT:

     Premises and equipment at December 31, 1996 and 1995, included (in thousands):

                                                               1996      1995
                                                              -------   -------
Land........................................................  $ 4,951   $ 4,951
Buildings and improvements..................................    9,216     8,671
Furniture and equipment.....................................    7,371     6,120
Leasehold improvements......................................    1,051       903
Construction in progress....................................      268        11
                                                              -------   -------
          Total premises and equipment......................   22,857    20,656
Less-accumulated depreciation and amortization..............   (3,142)   (1,665)
                                                              -------   -------
  Premises and equipment, net...............................  $19,715   $18,991
                                                              =======   =======

7.  OTHER REAL ESTATE (ORE):

     State banking regulations require the Company to dispose of all ORE acquired through foreclosure within five years of acquisition, with a possibility for additional extensions, each of up to five years. Failure to receive additional extensions could result in losses on ORE. There were two ORE properties totaling $4,477,000 at December 31, 1996, which were required to be disposed of by year-end. The Company has been granted an extension on these properties by the State. As of December 31, 1996, a third property, in the amount of

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
approximately $254,000, is required to be disposed of no later than December 31, 1997. Management expects an extension will also be granted by the State on this property if not sold. In addition, federal banking regulations had required the Bank to dispose of one of these properties amounting to $3,200,000 by December 31, 1996 but the FDIC has granted an extension of the holding period to December 19, 1997. While the current appraisal on this property indicates that the market value of the tract exceeds its book value, a sale to a party other than an end-user could result in proceeds below the current book value.

     During 1995, the former headquarter building was vacated and that space was leased to a third party. Since that building was no longer used for banking purposes, approximately $2,498,000 was transferred from premises and equipment to ORE held for investment. During 1996, this building was sold and a gain of $1,207,000 was recorded.

     Loans converted to ORE through foreclosure proceedings totaled $6,910,000, and $2,639,000, for the years ended December 31, 1996 and 1995, respectively. Sales of ORE that were financed by the Company totaled $3,676,000 and $1,358,000 for the years ended December 31, 1996 and 1995, respectively.

     Changes in the valuation allowance for ORE were as follows (in thousands):

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1996        1995        1994
                                                           --------    --------    --------
BALANCE, beginning of period.............................    $  966      $1,170      $1,718
  Provision..............................................     1,611          --          10
  Charge-offs............................................       (63)       (204)       (558)
                                                             ------      ------      ------
BALANCE, end of period...................................    $2,514      $  966      $1,170
                                                             ======      ======      ======

8.  INCOME TAXES:

     Income taxes are comprised of the following (in thousands):

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1996        1995        1994
                                                           --------    --------    --------
Current provision........................................    $3,744      $2,899      $2,612
Deferred benefit.........................................    (1,512)     (1,024)     (2,144)
                                                             ------      ------      ------
                                                             $2,232      $1,875      $  468
                                                             ======      ======      ======

     At December 31, 1996, the Company had approximately $670,000 of remaining federal and $2,393,000 of state net operating loss carryforwards. These carryforwards expire in the years 2006 through 2008.

     Following the change of ownership in 1993, recognition of net operating loss carryforwards were limited to approximately $259,000 each year. If the full amount of the limitation is not used in any years, the amount not used increases the allowable limit in the subsequent year.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     Deferred tax assets and liabilities were comprised of the following at December 31, 1996 and 1995 (in thousands):

                                                               1996      1995
                                                              ------    ------
Gross deferred tax assets:
  Tax bases over financial bases for loans (loan loss
     reserve & discounts)...................................  $2,329    $1,230
  Financial amortization of premium over tax amortization...     646       533
  Interest on non-accrual loans.............................     315       250
  Tax bases over financial bases for ORE....................   1,286       634
  Net operating losses and tax credit carryforward..........     314       411
  Mark-to-market-loans held for sale........................     232        --
  Other.....................................................     145       160
                                                              ------    ------
          Gross deferred tax asset..........................   5,267     3,218
          Gross deferred tax liabilities....................     567        93
                                                              ------    ------
          Net deferred tax asset............................  $4,700    $3,125
                                                              ======    ======

     The valuation allowance for the deferred tax asset decreased by $177,000 and $1,427,000 for the years ended December 31, 1995 and 1994, respectively. The net deferred tax asset increased during 1996 and 1995 by approximately $63,000 and $38,000, respectively, relating to the unrealized gain on available for sale securities which is recorded directly to stockholders' equity.

     The Company's effective tax rate varies from the statutory rate of 34 percent. The reasons for this difference are as follows (in thousands):

                                                                 FOR THE YEARS ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                               1996     1995     1994
                                                              ------   ------   -------
Computed "expected" tax provision...........................  $2,045   $2,600   $ 2,505
Increase (reduction) of taxes:
  Tax-exempt interest income................................     (22)     (27)      (29)
  Valuation allowance.......................................      --     (177)   (1,427)
  Amortization of excess of fair value over purchase
     price..................................................      --     (536)   (1,017)
  State taxes...............................................     217      216       265
  Other.....................................................      (8)    (201)      171
                                                              ------   ------   -------
          Total.............................................  $2,232   $1,875   $   468
                                                              ======   ======   =======

9.  SUBORDINATED DEBT:

     On December 27, 1996, the Company issued $6,000,000 in convertible subordinated debentures at a fixed interest rate of 6.00%, interest payable semi-annually, with a maturity of December 1, 2011. The Company has the right to redeem the debentures beginning in 2001 at 106% of face value, with the premium declining 1% per year thereafter and without any premium if the price of the Company's common stock equals or exceeds 130% of the conversion price for not less than 20 consecutive trading days. The debentures are convertible by the holder at any time prior to maturity into the Company's $2.00 par value common stock at a conversion price of $17.85714 per share (equivalent to a conversion rate of 56 common shares per $1,000 principal amount of debentures). The Company incurred $213,000 in issuance costs which will be amortized over 36 months.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

10.  OFF-BALANCE-SHEET RISK, COMMITMENTS AND CONTINGENCIES:

CONCENTRATION OF CREDIT RISK

     The Company's core customer loan origination base is located along the west coast and in central Florida. The majority of the Company's purchased loan portfolio is concentrated in the states of Florida, California, Texas, and in the northeastern United States. At December 31, 1996 and 1995, approximately 94 percent of the Company's loan portfolio was secured by real estate. Mortgage loans secured by 1-4 family properties comprised approximately 60 and 61 percent, respectively, of total mortgage loans at December 31, 1996 and 1995.

OFF-BALANCE-SHEET ITEMS

     The Company enters into financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to limit exposure to changes in the value of loans held for sale. These financial instruments include commitments to extend credit, commercial and standby letters of credit, and forward contracts for the delivery of loans. These instruments involve, to varying degrees, elements of credit and interest-rate risk that are not recognized in the accompanying consolidated balance sheets.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments discussed above is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     A summary of financial instruments with off-balance-sheet risk at December 31, 1996, is as follows (in thousands):

                                                              CONTRACTUAL
                                                                AMOUNT
                                                              -----------
Commitments to extend credit................................   $ 51,754
Unfunded lines of credit....................................     64,604
Commercial and standby letters of credit....................      7,415
                                                               --------
          Total.............................................   $123,773
                                                               ========

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include premises and equipment, inventory and accounts receivable. Unfunded lines of credit represent the undisbursed portion of lines of credit which have been extended to customers.

     Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party which typically do not extend beyond one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company typically holds certificates of deposit as collateral supporting those commitments, depending on the strength of the borrower. Outstanding unsecured standby letters of credit at December 31, 1996, totaled approximately $1,376,000.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     At December 31, 1996, in connection with managing the interest rate market risk on its loans held for sale and Locked Loans totaling $37,416,000, the Company had outstanding $15,000,000 (estimated fair value of $15,165,000) of Forward Commitments which expire over the next two months, the period when the loans are expected to be sold and Locked Loans are expected to close.

     The Company reduces its risk of nonperformance under the hedging contracts by entering into those contracts with reputable security dealers and investors and evaluating their financial condition. However, there is a risk that certain of the Locked Loans do not close or are renegotiated in a declining interest rate market and close at lower prices. The Company reduces this risk by collecting nonrefundable commitment fees on certain of the Locked Loans and enters into Forward Commitments to deliver loans to investors primarily on a best efforts basis.

COMMITMENTS

     The Company has entered into a number of noncancelable operating leases primarily for branch banking locations. At December 31, 1996, minimum rental commitments based on the remaining noncancelable lease terms were as follows (in thousands):

1997........................................................  $ 2,008
1998........................................................    1,809
1999........................................................    1,432
2000........................................................    1,186
2001........................................................    1,123
Thereafter..................................................    3,839
                                                              -------
                                                               11,397
Less-sublease rentals.......................................   (1,063)
                                                              -------
                                                              $10,334
                                                              =======

     Total rent expense for the years ended December 31, 1996, 1995 and 1994 was $1,653,000, $1,009,000, and $435,000, respectively. Total rental income from subleases for the years ended December 31, 1996, 1995 and 1994 was $971,000, $1,113,000, and $1,132,000, respectively.

     During 1994 a capital lease obligation of approximately $981,000 was incurred related to the leasing of data processing equipment with an implicit rate of 7.49%. Minimum lease payments under this capital lease are approximately $214,000 in each of the years 1997, 1998 and $107,000 in 1999. In addition, the Company is obligated to make processing payments in relation to its computer facilities of approximately $966,000 in each of the years 1997 and 1998, $1,073,000 in 1999, $1,181,000 in 2000, and $197,000 in 2001.

CONTINGENCIES

     The Company is subject to various other legal proceedings and claims which arise in the normal course of business. In the opinion of management, the amount of liability with respect to these other proceedings would not have a material effect on the financial statements.

11.  EMPLOYEE BENEFIT PLANS

     On January 1, 1987, a retirement plan was adopted, covering substantially all employees, which includes a 401(k) arrangement. Each employee of the Company automatically becomes eligible to participate in the savings plan on the January 1 immediately following the date on which such employee attains the age of 18 and completes six months of service. An employee must complete 1,000 hours of service during each subsequent plan year, and failure to complete 1,000 hours of service in a subsequent plan year will constitute a "one year break in service" and a forfeiture of eligibility to participate in the plan.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     Employees' before-tax contributions are limited based on restrictions established by the Internal Revenue Service. Employees also may elect to make after-tax contributions to their account. In each plan year, the Company will make matching contributions to each account equal to 25% of the employees elective contributions, but only up to the amount that does not exceed 6% of compensation. Beginning January 1, 1997, if the Company attains a return on equity in excess of 10.0% for a quarterly period, the matching contribution will be increased to 50% for that period, concurrently. Employees are 100% vested at all times in their contributions and regular matching contributions. In addition, the 401(k) arrangement plan permits the Company to contribute a discretionary amount to all of the participants for any plan year, and that contribution will be allocated among the participants based upon their respective shares of the total compensation paid during the plan year to all participants eligible. The Company's contributions were $108,900, $58,200, and $38,500 in the years ended December 31, 1996, 1995 and 1994, respectively.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Generally, the Company's practice and intent is to hold its financial instruments to maturity, unless otherwise designated. Where available, quoted market prices are used to determine fair value. However, many of the Company's financial instruments lack quoted market prices. Although the Company has incorporated what it considers to be appropriate estimation methodologies for those financial instruments which lack quoted market prices, a significant number of assumptions must be used in determining such estimated fair values. Such assumptions include subjective assessments of current market conditions, perceived risks associated with these financial instruments and other factors. Different assumptions might be considered by the user of the financial statements to be more appropriate, and the use of alternative assumptions or estimation methodologies could have a significant effect on the resulting estimated fair values. The estimated fair values presented neither include nor give effect to the values associated with the Company's business, existing customer relationships, and branch banking network, amount other things.

     The following estimates of the fair value of certain financial instruments held by the Company include only instruments that could reasonably be evaluated. The investment securities portfolio was evaluated using market quotes as of December 31, 1996 and 1995. The fair value of the loan portfolio was evaluated using market quotes for similar financial instruments, where available. Otherwise, discounted cash flows, after adjusting for credit deterioration, were used based upon current rates the Company would use in extending credit with similar characteristics. These rates may not necessarily be the same as those which might be used by other financial institutions for similar loans. Cash and due from banks and federal funds sold were valued at cost. The fair values disclosed for checking accounts, savings accounts, securities sold under agreements to repurchase, and certain money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time deposits are estimated using a discounted cash flow calculation that applies current interest rates to aggregated expected maturities. Standby letters of credit and commitments to extend credit were valued at book value as the majority of these instruments are based on variable rates.

     These evaluations may incorporate specific value to the Company in accordance with its asset/liability strategies, interest rate projections and business plans at a specific point in time and therefore, should not necessarily be viewed as liquidation value. They should also not be used in determining overall value of the Company due to undisclosed and intangible aspects such as business and franchise value, and due to changes to assumptions of interest rates and expected cash flows which might need to be made to reflect expectations of returns to be earned on instruments with higher credit risks.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     The table below illustrates the estimated fair value of the Company's financial instruments as of December 31 using the assumptions described above (in thousands):

                                                                1996        1995
                                                              --------    --------
Cash and due from banks.....................................  $ 27,810    $ 19,806
                                                              ========    ========
Interest bearing deposits in banks..........................  $    118    $      2
                                                              ========    ========
Investment securities.......................................  $ 94,401    $ 68,429
                                                              ========    ========
Federal funds sold..........................................  $  8,000    $ 14,621
                                                              ========    ========
Loans.......................................................  $754,445    $681,163
                                                              ========    ========
Mortgage servicing rights...................................  $  1,690    $    113
                                                              ========    ========
Deposits....................................................  $830,562    $746,904
                                                              ========    ========
Securities sold under agreements to repurchase..............  $ 15,372    $  3,072
                                                              ========    ========
Subordinated debt...........................................  $  6,000    $     --
                                                              ========
Standby letters of credit...................................  $  7,415    $  6,178
                                                              ========    ========
Commitments to extend credit and unfunded lines of credit...  $116,358    $103,076
                                                              ========    ========

13.  STOCKHOLDERS' EQUITY:

PERPETUAL PREFERRED CONVERTIBLE STOCK

     The Company has 75,000 outstanding shares of perpetual preferred convertible stock. The preferred stock has a liquidation preference of $88 per share and carries a noncumulative dividend of $3.52 per year, payable quarterly. Dividends on the preferred stock must be paid before any dividends on common stock can be paid. Beginning December 16, 1994 and thereafter, the preferred stock can be converted by the holders into 10 shares of common stock for each share of preferred stock. The preferred stock was redeemable at the option of the Company through December 16, 1996, at a price of $96.80 per share. The holders of the preferred stock vote with the holders of the common stock and are entitled to 10 votes per share of preferred stock.

DIVIDENDS

     Florida Statutes limit the amount of dividends the Bank can pay in any given year to that year's net income plus retained net income from the two preceding years. Additionally, the Bank and the Company cannot pay dividends which would cause either to be undercapitalized as defined by federal regulations.

1995 RIGHTS AND PUBLIC STOCK OFFERINGS

     On June 27, 1995, an offering was completed to the public and to the stockholders of 800,000 shares of the $2.00 par value Common Stock. The Common Stock was offered through a combined subscription Rights Offering and an underwritten Public Offering (the "Offerings"). The number of shares subscribed for in the Rights Offering totaled 287,049 with 512,951 shares sold in the Public Offering. The price per share was $12.50 for the Offerings and net proceeds amounted to $9,137,000.

1993 NON-QUALIFIED STOCK OPTION PLAN

     On May 28, 1993, the Company adopted a non-qualified stock option plan (the Option Plan) which reserved 80,000 shares of common stock for future issuance under the Option Plan to eligible employees of the Company. As of December 31, 1996, 60,000 options were granted under the Option Plan and 35,000 were

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY
outstanding. The per share exercise price of each stock option is determined by the Board of Directors at the date of grant. The plan terminates in 2003 or at the discretion of the Board of Directors.

1995 INCENTIVE STOCK OPTION PLAN

     On April 29, 1994, the shareholders approved a qualified incentive stock option plan to certain key employees. In connection with the Company's holding company reorganization and share exchange in which all of the Company's stockholders became stockholders of the Company, the Company adopted the Republic Bancshares, Inc. 1995 Stock Option Plan (the "Plan") as a replacement for the Company's 1994 Stock Option Plan. The Plan was approved by the stockholders of the Bank at the Bank's Special Meeting held on February 27, 1996. On April 23, 1996, the shareholders approved certain amendments to the Plan (the "Amendment"). Under the Amendment, the total number of shares that may be purchased pursuant to the plan cannot exceed 525,000 over the life of the plan and provides that the maximum number of options granted to any one individual in any fiscal year under the plan cannot exceed 62,000. There is no limitation on the annual aggregate number of options to be granted in any fiscal year. Each option granted under the plan will be exercisable by the grantee during a term, not to exceed ten years, fixed by the compensation committee of the Board of Directors ("the Committee"). However, no more than 20% of the shares subject to such options shall vest annually beginning at date of grant. However, in the event of a change in control, or termination of employment without cause, all options granted become exercisable immediately. Options under the plan, which have been granted to the employees of the Flagship/Capital mortgage banking division of the Company, vest at the rate of 20% at the end of each 12 month period over five years, contingent upon that division meeting specified net income performance goals as set by the Board of Directors. If the performance goal for each year is not met, then the options that would have become exercisable at the end of the 12 month period shall expire and be null and void. In addition, options granted to employees of this division shall not vest and become exercisable if there is a change in control or a termination of employment without cause, until the performance goal for at least one year has been met.

     Upon the grant of an option to a key employee, the Committee will fix the number of shares of common stock that the grantee may purchase upon exercise of the option, and the price at which the shares may be purchased. The exercise price for all options shall not be less than the fair market value. During 1996, 1995 and 1994, options to purchase 270,900, 59,700 and 46,450 shares, respectively, under the incentive stock option plan were granted. Of the options previously granted, 12,460 shares have expired through the termination of key employees without having exercised their options, thereby making these options available for future grants. As of December 31, 1996, 361,470 options remained outstanding.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

AGGREGATE STOCK OPTION ACTIVITY

     The Company adopted SFAS 123 for disclosure purposes in 1996. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions (weighted averages): risk-free interest rate of 6.42 percent, expected life of 7 years, dividend rate of zero percent, and expected volatility of 23 percent. Using these assumptions, the fair value of the stock options granted in 1996 and 1995 is $1,583,000 and $346,900, respectively, which would be amortized as compensation expense over the vesting period of the options. Options vest equally over five years. Had compensation cost been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and earnings per share as reported would have been the following pro forma amounts (in thousands except share data):

                                                               1996     1995
                                                              ------   ------
Net Income
  As reported...............................................  $3,784   $5,773
  Pro forma.................................................   3,588    5,730
Earnings per share
  As reported...............................................    0.76     1.26
  Pro forma.................................................    0.72     1.26

     Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years. A summary of the status of the Company's stock option plans at December 31, 1996, 1995 and 1994 and for the years then ended is presented in the table and narrative below:

                                          1994                  1995                  1996
                                   -------------------   -------------------   -------------------
                                               WTD.                  WTD.                  WTD.
                                               AVG.                  AVG.                  AVG.
                                   SHARES    EX. PRICE   SHARES    EX. PRICE   SHARES    EX. PRICE
                                   -------   ---------   -------   ---------   -------   ---------
FIXED OPTIONS
Outstanding -- beginning of
  year...........................   50,000    $ 6.44      81,500    $ 8.75     131,810    $11.00
Granted..........................   46,450     10.50      59,700     14.00      70,900     13.63
Exercised........................  (14,950)     6.46      (3,170)     9.58          --        --
Forfeited........................       --        --      (6,220)    11.06      (6,240)    13.42
Expired..........................       --        --          --        --          --        --
                                   -------               -------               -------
Outstanding -- end of year.......   81,500      8.75     131,810     11.00     196,470     11.87
                                   =======               =======               =======
Exercisable -- end of year.......   14,340      9.41      45,112      9.07      92,530     10.29
Weighted average fair value of
  options granted................                                     5.81                  5.84
PERFORMANCE OPTIONS
Outstanding -- beg. of year......       --        --          --        --          --
Granted..........................       --        --          --        --     200,000     13.63
Exercised........................       --        --          --        --          --        --
Forfeited........................       --        --          --        --          --        --
Expired..........................       --        --          --        --          --        --
                                   -------               -------               -------
Outstanding -- end of year.......       --        --                    --     200,000     13.63
                                   =======               =======               =======
Exercisable -- end of year.......       --        --          --        --          --        --
Weighted average fair value of
  options granted................                                                           5.84

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

              OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
-----------------------------------------------   -------------------------------------------------
   RANGE OF        NUMBER      WEIGHTED-AVERAGE        NUMBER
   EXERCISE      OUTSTANDING      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE   WEIGHTED-AVERAGE
    PRICES       AT 12/31/96   CONTRACTUAL LIFE    EXERCISE PRICE    AT 12/31/96    EXERCISE PRICE
--------------   -----------   ----------------   ----------------   -----------   ----------------
  5.40-10.50        72,370     6.89 years              $ 8.57          56,630           $ 8.04
 13.63-14.00       324,100     9.21 years               13.69          35,900            13.86

14.  EARNINGS PER SHARE:

  NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Net income per common and common equivalent share has been computed by dividing net income by the weighted average common and common equivalent shares outstanding during the periods. The weighted average common and common equivalent shares outstanding has been adjusted to include the number of shares that would have been outstanding if the stock options granted had been exercised, with the proceeds being used to buy shares from the market (i.e., the treasury stock method) and the perpetual preferred convertible stock had been converted to common stock at the earlier of the beginning of the year or the issue date (i.e., the if-converted method). Net income per common and common equivalent shares represents both primary and fully diluted per share information.

15.  REGULATORY CAPITAL REQUIREMENTS:

     The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (for the Company) and the FDIC (for the Bank). There are three basic measures of capital adequacy for banks that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The minimum guidelines for the ratio ("Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital (i.e., 4.0% of risk-weighted assets) must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for banks that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier I Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

     The Bank had previously undertaken in writing to the FDIC to achieve a Leverage Ratio of at least 5.50% by September 30, 1995, which it did, and will consider raising additional capital or reducing internal growth should the ratio fall below that level in the future. The Company's leverage ratio requirement remains at 5.00%. Other than the foregoing commitment, the Bank has not been advised by the FDIC of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. Substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements under the federal prompt corrective action regulations.

     As of December 31, 1996 and 1995, the Company and the Bank were considered "well capitalized" under the federal banking agencies for prompt corrective action regulations. The table which follows sets forth the amounts of capital and capital ratios of the Company and the Bank as of December 31, 1996 and 1995, and the applicable regulatory minimums (in thousands):

                                                                  COMPANY            BANK
                                                              ---------------   ---------------
                                                              AMOUNT    RATIO   AMOUNT    RATIO
                                                              -------   -----   -------   -----
AS OF DECEMBER 31, 1996:
RISK-BASED CAPITAL:
  Tier 1 Capital
     Actual.................................................  $51,325    8.82%  $57,113    9.82%
     Minimum required to be "Adequately Capitalized"........   23,268    4.00    23,260    4.00
     Excess over minimum to be "Adequately Capitalized".....   28,057    4.82    33,853    5.82
     To be "Well Capitalized"...............................   34,902    6.00    34,890    6.00
     Excess over "Well Capitalized" requirements............   16,423    2.82    22,223    3.82
          Total Capital.....................................
     Actual.................................................   64,630   11.11    64,418   11.08
     Minimum required to be "Adequately Capitalized"........   46,536    8.00    46,519    8.00
     Excess over minimum to be "Adequately Capitalized".....   18,094    3.11    17,899    3.08
     To be "Well Capitalized"...............................   58,170   10.00    58,149   10.00
     Excess over "Well Capitalized" requirements............    6,460    1.11     6,269    1.08
TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual....................................................   51,325    5.90    57,113    6.57
  Minimum required to be "Adequately Capitalized"...........   34,807    4.00    34,798    4.00
  Excess over minimum to be "Adequately Capitalized"........   16,518    1.90    22,315    2.57
  To be "Well Capitalized"..................................   43,509    5.00    47,848    5.50
  Excess over "Well Capitalized" requirements...............    7,816    0.90%    9,265    1.07
AS OF DECEMBER 31, 1995:
RISK-BASED CAPITAL:
  Tier 1 Capital
     Actual.................................................      N/A     N/A    47,940    9.17
     Minimum required to be "Adequately Capitalized"........      N/A     N/A    20,904    4.00
     Excess over minimum to be "Adequately Capitalized".....      N/A     N/A    27,036    5.17
     To be "Well Capitalized"...............................      N/A     N/A    31,356    6.00
     Excess over "Well Capitalized" requirements............      N/A     N/A    16,584    3.17
          Total Capital Actual..............................      N/A     N/A    53,833   10.30
     Minimum required to be "Adequately Capitalized"........      N/A     N/A    41,809    8.00
     Excess over minimum to be "Adequately Capitalized".....      N/A     N/A    12,024    2.30
     To be "Well Capitalized"...............................      N/A     N/A    52,260   10.00
     Excess over "Well Capitalized" requirements............      N/A     N/A     1,573    0.30
TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual....................................................      N/A     N/A    47,940    6.00
  Minimum required to be "Adequately Capitalized"...........      N/A     N/A    31,962    4.00
  Excess over minimum to be "Adequately Capitalized"........      N/A     N/A    15,978    2.00
  To be "Well Capitalized"..................................      N/A     N/A    43,948    5.50
  Excess over "Well Capitalized" requirements...............      N/A     N/A     3,992    0.50

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

16.  RELATED PARTY TRANSACTIONS:

     William R. Hough, a director and one of the two controlling shareholders, is President and the controlling shareholder of William R. Hough & Co., an NASD-member investment banking firm. In December 1996, the Company offered $6,000,000 of convertible subordinated debentures through a private placement on a "best efforts" basis exclusively through William R. Hough & Co. as "Sales Agent" for the Company. The sales agent agreement provided for the payment to William R. Hough & Co. of a fee of 1.50% for each $1,000 principal amount of debentures sold to directors of the Company or their spouses and 3% for each $1,000 of debentures sold to all others. The total amount of fees paid to William R. Hough & Company for the sale of the debentures was $162,000. In addition, the Company agreed to indemnify the sales agent against and contribute toward certain liabilities, including liabilities under the Securities Act, and to reimburse William R. Hough & Co. for certain expenses and legal fees related to the sale of the debentures of approximately $51,000.

     In July 1996, William R. Hough & Co. began offering sales of insurance and mutual fund products and investment advisory services on the premises of the Company. The Company was paid a monthly fee of $300 for each banking office participating in the program plus a fee of 15% of the gross commissions earned from sales of non-insurance products. On January 1, 1997, this agreement was terminated and replaced with a new agreement where the Company will be paid 50% of the net profits earned from sales of investment products on the Company's premises.

     In June 1995, in connection with a rights offering of the Company Common Stock conducted by the Company, William R. Hough & Co. participated as a soliciting dealer, and as such was entitled to receive solicitation fees in an amount equal to approximately $11,900. William R. Hough & Co. also participated in the selling group for the public offering of the Company Common Stock that took place in conjunction with the rights offering. In connection with the public offering, William R. Hough & Co. received approximately $18,000 in discounts and other fees.

     In addition, WRH Mortgage, Inc., a related interest of William R. Hough, acted as the Company's agent in the purchase of two loan pools from the Resolution Trust Corporation on May 23, 1995 and was paid due diligence fees totaling $39,997. The Company also entered into an agreement with William R. Hough & Co. on August 15, 1995 to periodically purchase securities under agreement to repurchase at a rate based on the prevailing federal funds rate plus 1/8 of 1%.

     Certain directors and executive officers of the Company and Bank, members of their immediate families, and entities with which such persons are associated are customers of the Bank. As such, they had transactions in the ordinary course of business with the Bank during 1996 and will have additional transactions in the future. All loans and commitments to lend included in those transactions were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, have not involved more than the normal risk of collectibility or presented other unfavorable features.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

17.  BANK HOLDING COMPANY FINANCIAL STATEMENTS:

     Condensed financial statements of the Company (Republic Bancshares, Inc.) are presented below. Amounts shown as investment in the wholly-owned subsidiary and equity in earnings of the subsidiary are eliminated in consolidation.

                           REPUBLIC BANCSHARES, INC.

                      PARENT-ONLY CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               1996
                                                              -------
ASSETS
  Cash......................................................  $     0
  Investment in wholly-owned subsidiary.....................   60,111
  Prepaid issuance costs -- subordinated debt...............      212
                                                              -------
          Total.............................................  $60,323
                                                              =======
LIABILITIES
  Subordinated debt.........................................  $ 6,000
  Accrued interest on subordinated debt.....................        4
                                                              -------
          Total liabilities.................................    6,004
                                                              -------
STOCKHOLDERS' EQUITY
  Perpetual preferred convertible stock.....................    1,500
  Common stock..............................................    8,367
  Capital surplus...........................................   26,699
  Retained earnings.........................................   17,849
  Unrealized losses on available-for-sale securities........      (96)
                                                              -------
          Total stockholders' equity........................   54,319
                                                              -------
          Total.............................................  $60,323
                                                              =======

                 PARENT-ONLY CONDENSED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                               1996
                                                              ------
INCOME
  Dividends from bank.......................................  $  264
  Interest expense on subordinated debt.....................      (5)
  Equity in undistributed net income of subsidiary..........   3,525
                                                              ------
          Net Income........................................  $3,784
                                                              ======

18.  MERGERS AND ACQUISITIONS

     On December 19, 1996, the Company announced that an agreement had been reached for the acquisition of Firstate Financial, F.A. ("Firstate"), a thrift institution headquartered in Orlando, Florida, for a cash purchase price of $5,501,000. Firstate is not publicly traded. The agreement is subject to final approval by the Department, FDIC and FRB. At December 31, 1996, Firstate had total assets of $103,624,000 (unaudited) and total deposits of $84,842,000 (unaudited). Firstate currently maintains a branch office in downtown Orlando and an office in Winter Park, Florida. The acquisition will be accounted for using purchase accounting rules.

                     REPUBLIC BANCSHARES, INC. & SUBSIDIARY

     On March 10, 1997, the Company and F.F.O. Financial Group, Inc., St. Cloud, Florida ("FFO") announced their board of directors had executed a letter of intent for the combination of the two companies. FFO has 11 branch offices in Osceola, Orange and Brevard counties with total assets of $316,949,000 and total deposits of $286,927,000. Mr. William R. Hough, president of an investment banking firm in St. Petersburg, Florida, owns a controlling interest in both companies. Under the terms of the letter of intent, the Company will exchange shares of Company Common Stock for all of the 8,430,000 outstanding shares of FFO common stock at a ratio of 0.29 share of the Company for each share of FFO. In the event that the product of the exchange ratio and the average closing price of the Company Common Stock on each of the twenty consecutive trading days ending on the third business day preceding the effective date of the transaction is below $4.10, the exchange ratio will be adjusted for decreases in the price of the Company Common Stock price; however, in no event will the exchange ratio exceed 0.30. FFO has the right to terminate the agreement if the average of the Company's stock price is less than $13.50. Either party has the right to terminate the agreement if the merger does not occur by November 1, 1997. Outstanding options for FFO common stock will be converted into options for Company Common Stock on the same basis. The transaction will be accounted for as a corporate reorganization under which the controlling shareholder's interest in FFO will be carried forward at its historical cost while the minority interest in FFO will be recorded at fair value. The transaction is subject to completion of a definitive agreement, shareholder approval by the parties, approval by various regulatory authorities, receipt of opinion that the transaction qualifies as a tax-free reorganization, and receipt of fairness opinions by each companies' financial advisor.

     The above financial information regarding Firstate and FFO was derived from unaudited financial statements at December 31, 1996.

                           REPUBLIC BANCSHARES, INC.

      CONSOLIDATED BALANCE SHEETS -- MARCH 31, 1997 AND DECEMBER 31, 1996
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                                               MARCH 31,    DECEMBER 31,
                                                                 1997           1996
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS
Cash and due from banks.....................................   $ 23,803       $ 27,810
Interest bearing deposits in banks..........................         --            118
Investment securities:
  Held to maturity..........................................         --             --
  Available for sale........................................     42,709         74,397
Mortgage-backed securities:
  Held to maturity..........................................         --             --
  Available for sale........................................     20,489         20,592
FHLB stock..................................................      5,081          4,830
Federal funds sold..........................................     41,000          8,000
Loans held for sale.........................................     40,201         36,590
Loans, net of allowance for loan losses (Notes 2 and 3).....    694,784        693,270
Premises and equipment, net.................................     20,015         19,715
Other real estate owned, acquired through foreclosure,
  net.......................................................      7,250          7,363
Other assets................................................     16,761         15,183
                                                               --------       --------
          Total assets......................................   $912,093       $907,868
                                                               ========       ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits
     Noninterest-bearing checking...........................   $ 49,066       $ 50,060
     Interest checking......................................     89,895         87,639
     Money market...........................................     32,017         32,665
     Savings................................................    251,345        245,951
     Time deposits..........................................    406,737        411,665
                                                               --------       --------
          Total deposits....................................    829,060        827,980
  Securities sold under agreements to repurchase............     16,160         15,372
  Subordinated debt (6% rate, matures December 1, 2011).....      6,000          6,000
  Other liabilities.........................................      5,294          4,197
                                                               --------       --------
          Total liabilities.................................   $856,514       $853,549
                                                               --------       --------
Stockholders' equity:
  Noncumulative perpetual preferred convertible stock
     ($20.00 par, 100,000 shares authorized, 75,000 shares
     issued and outstanding. Liquidation preference $6,600
     at March 31, 1997 and December 31, 1996.)..............      1,500          1,500
  Common stock ($2.00 par, 20,000,000 shares authorized and
     4,183,507 shares issued and outstanding at March 31,
     1997 and December 31, 1996)............................      8,367          8,367
  Capital surplus...........................................     26,699         26,699
  Retained earnings.........................................     19,386         17,849
  Net unrealized gains (losses) on available-for-sale
     securities, net of tax effect..........................       (373)           (96)
                                                               --------       --------
          Total stockholders' equity........................     55,579         54,319
                                                               --------       --------
          Total liabilities and stockholders' equity........   $912,093       $907,868
                                                               ========       ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                           REPUBLIC BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FOR THE THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
                                                                    (UNAUDITED)
INTEREST INCOME:
  Interest and fees on loans................................  $   16,506   $   14,778
  Interest on investment securities.........................         486          428
  Interest on mortgage-backed securities....................         306          291
  Interest on federal funds sold............................         685          297
  Interest on other investments.............................          87           68
                                                              ----------   ----------
          Total interest income.............................      18,070       15,862
                                                              ----------   ----------
INTEREST EXPENSE:
  Interest on deposits......................................       8,662        7,879
  Interest on subordinated debt.............................         108           --
  Interest on other borrowings..............................         199           48
                                                              ----------   ----------
          Total interest expense............................       8,969        7,927
                                                              ----------   ----------
          Net interest income...............................       9,101        7,935
PROVISION FOR LOAN LOSSES...................................       1,138          450
                                                              ----------   ----------
          Net interest income after provision for possible
            loan losses.....................................       7,963        7,485
                                                              ----------   ----------
NONINTEREST INCOME:
  Service charges on deposit accounts.......................         438          376
  Loan fee income...........................................         125          125
  Income from mortgage banking activities...................         898           --
  Gain (loss) on sale of loans, net.........................       1,188          (11)
  Gain on sale of securities, net...........................          42            4
  Other operating income....................................         433          184
                                                              ----------   ----------
          Total noninterest income..........................       3,124          678
NONINTEREST EXPENSES:
  General and administrative ("G&A") expenses...............       8,240        5,956
  Provision for losses on ORE...............................         170          180
  Other ORE (income) expense................................         (13)           1
  Amortization of premium on deposits.......................         123          123
                                                              ----------   ----------
          Total noninterest expenses........................  $    8,520   $    6,260
                                                              ----------   ----------
Income (loss) before income taxes...........................       2,567        1,903
Income tax provision........................................         964          699
                                                              ----------   ----------
NET INCOME..................................................  $    1,603   $    1,204
                                                              ==========   ==========
PER SHARE DATA:
  Net income per common and common equivalent share.........  $      .32   $      .24
                                                              ==========   ==========
  Weighted average common and common equivalent shares
     outstanding............................................  $4,980,167   $4,953,119
                                                              ==========   ==========

 The accompanying notes are an integral part of these consolidated statements.

                           REPUBLIC BANCSHARES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
                     THE THREE MONTHS ENDED MARCH 31, 1997
                             (DOLLARS IN THOUSANDS)

                                           PERPETUAL
                                           PREFERRED                                                NET UNREALIZED
                                          CONVERTIBLE                                                   GAINS
                                             STOCK           COMMON STOCK                              (LOSSES)
                                        ---------------   ------------------                         ON AVAILABLE
                                        SHARES             SHARES              CAPITAL   RETAINED      FOR SALE
                                        ISSUED   AMOUNT    ISSUED     AMOUNT   SURPLUS   EARNINGS     SECURITIES      TOTAL
                                        ------   ------   ---------   ------   -------   --------   --------------   -------
BALANCE, DECEMBER 31, 1995............  75,000  $1,500    4,183,507   $8,367    $26,699   $14,329        $   8        $50,903
Net income for the twelve months ended
  December 31, 1996...................      --      --           --       --         --     3,784           --          3,784
Net unrealized losses on
  available-for-sale securities.......      --      --           --       --         --        --         (104)          (104)
Dividends on preferred stock..........      --      --           --       --         --      (264)          --           (264)
                                        ------  ------    ---------   ------    -------   --------       -----        -------
BALANCE, DECEMBER 31, 1996............  75,000   1,500    4,183,507    8,367     26,699    17,849          (96)        54,319
  Net income for the three months
    ended March 31, 1997..............      --      --           --       --         --     1,603           --          1,603
  Net unrealized losses on
    available-for-sale securities.....      --      --           --       --         --        --         (277)          (277)
  Dividends on preferred stock........      --      --           --       --         --       (66)          --            (66)
                                        ------  ------    ---------   ------    -------   -------        -----        -------
BALANCE, MARCH 31, 1997...............  75,000  $1,500    4,183,507   $8,367    $26,699   $19,386        $(373)       $55,579
                                        ------  ------    ---------   ------    -------   -------        -----        -------

 The accompanying notes are an integral part of these consolidated statements.

                           REPUBLIC BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    FOR THE THREE
                                                               MONTHS ENDED MARCH 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES:
Net income..................................................   $  1,603      $  1,204
Reconciliation of net income to net cash provided by (used
  in):
  Provision for losses on loans and ORE.....................      1,308           450
  Depreciation and amortization, net........................       (259)          (66)
  Amortization of premium and accretion of fair value.......        289           131
  (Gain) loss on sale of loans..............................     (2,086)           11
  (Gain) on sale of investment securities...................        (42)           (4)
  (Gain) loss on sale of ORE................................       (108)           10
  Capitalization of mortgage servicing......................       (839)           15
  Net increase in deferred tax benefit......................       (897)         (114)
  Gain on disposal of premises and equipment................         (1)           --
  Net (increase) decrease in other assets...................       (205)       (4,963)
  Net increase (decrease) in other liabilities..............      1,098          (649)
                                                               --------      --------
          Net cash provided by (used in) operating
            activities......................................       (139)       (3,975)
                                                               --------      --------
INVESTING ACTIVITIES:
  Net (increase) decrease in interest bearing deposits in
     banks..................................................        118            (9)
  Proceeds from sales and maturities of:
     Investment securities held to maturity.................         --         7,000
     Investment securities available for sale...............     68,447        25,006
  Purchase of securities available for sale.................    (36,815)      (18,030)
  Principal repayment on mortgage backed securities.........         93           749
  Purchase of FHLB stock....................................       (251)       (1,290)
  Net increase in loans.....................................     (4,431)      (10,160)
  Purchase of premises and equipment........................       (696)         (206)
  Proceeds from sale of ORE.................................        844           439
  (Investments) disposals in other real estate owned
     (net)..................................................         21            --
                                                               --------      --------
     Net cash provided by (used in) investing activities....     27,330         3,499
                                                               --------      --------
FINANCING ACTIVITIES:
  Net increase (decrease) in deposits.......................      1,081        (1,022)
  Net increase (decrease) in repurchase agreements..........        787         1,344
  Dividends on perpetual preferred stock....................        (66)          (66)
                                                               --------      --------
          Net cash provided by (used in) financing
            activities......................................      1,802           256
                                                               --------      --------
Net increase (decrease) in cash and cash equivalents........     28,993          (220)
Cash and cash equivalents, beginning of period..............     35,810        34,427
                                                               --------      --------
Cash and cash equivalents, end of period....................   $ 64,803      $ 34,207
                                                               ========      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the period for --
     Interest...............................................   $  8,607      $  6,868
     Income taxes...........................................        531           865

 The accompanying notes are an integral part of these consolidated statements.

                           REPUBLIC BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1997

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION AND ORGANIZATION

     Republic Bancshares, Inc. (the "Company") is a bank holding company organized in March 1996 under the laws of the State of Florida and is the holding company for Republic Bank (the "Bank"). In connection with the reorganization which resulted in the Company becoming the holding company for the Bank, the Company became the owner of all of the outstanding capital stock of the Bank. The Company does not currently conduct any activities other than its ownership and operation of the Bank.

     The Bank is a state-chartered, federally-insured commercial bank organized in 1972 and providing a full range of retail and commercial banking products and related financial services. The Bank's headquarters are in St. Petersburg, Florida. Its principal business is attracting checking, savings and time deposits from the public and general business customers and using these deposits to originate residential mortgages, commercial real estate mortgages, business loans, and consumer loans. The Bank opened an office in Spring Hill, Florida, in January 1997 bringing the total to 33 branch banking offices located in Hernando, Pasco, Pinellas, Manatee and Sarasota counties. There are also eight residential and two commercial loan production offices in Florida and one residential loan production office in Boston, Massachusetts. The Bank is the largest independent financial institution headquartered on the west coast of Florida.

     The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which is effective for the Bank's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The impact of the adoption of SFAS 125 upon the results of operations of the Company was not material.

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share", which is effective for the Company's fourth quarter and year ended December 31, 1997. Early application is not permitted and after the effective date, prior period earnings per share presented must be restated. SFAS No. 128 establishes new standards for computing and presenting EPS. Specifically, SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, requires dual presentation for companies with complex capital structures of basic and diluted earnings per share and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to those of the diluted earnings per share computation. Management has not determined the effect of the adoption of SFAS No. 128 on the Company's financial statements, but does not expect it to be material.

     These consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the year ended December 31, 1996, filed with the Securities and Exchange Commission ("SEC") on Form 10-K. The results of the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 1997.

                           REPUBLIC BANCSHARES, INC.

2.  LOANS AND LOANS HELD FOR SALE:

     Loans at March 31, 1997 and December 31, 1996, are summarized as follows (in thousands):

                                                              MARCH 31,    DECEMBER 31,
                                                                1997           1996
                                                              ---------    ------------
Real estate mortgage loans:
  One-to-four family residential............................  $372,498       $383,015
  Multifamily residential...................................    67,531         68,337
  Commercial real estate....................................   192,509        182,298
  Construction/land development.............................    29,812         27,050
Commercial loans............................................    33,126         34,427
Consumer loans..............................................    11,747          9,983
Other loans.................................................     1,069          1,294
                                                              --------       --------
          Total gross portfolio loans.......................   708,292        706,404
Less -- allowance for loan losses...........................    13,508         13,134
                                                              --------       --------
          Total loans held for portfolio....................   694,784        693,270
Loans held for sale.........................................    40,201         36,590
                                                              --------       --------
          Total loans.......................................  $734,985       $729,860
                                                              ========       ========

     As of March 31, 1997 and December 31, 1996 loans available for sale, primarily one-to-four family residential mortgages, had weighted average interest rates of 9.05% and 8.72%, respectively. Mortgage loans serviced for others as of March 31, 1997 and December 31, 1996 were $141,980,000 and $120,711,000, respectively.

3.  ALLOWANCES FOR LOSSES:

ALLOWANCE FOR LOAN LOSSES:

     The allowance for loan losses provides for risks of losses inherent in the credit extension process. Losses are charged to the allowance for loan losses and recoveries are credited to the allowance. The Company's allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The evaluations are periodically reviewed and adjustments are recorded in the period in which changes become known.

     As part of the risk assessment for purchased loans, management has allocated a portion of the discount on such loan purchases to the allowance for loan losses in amounts consistent with the Company's loan loss policy guidelines. Amounts added to the allowance for loan losses resulting from discount allocation are available to absorb potential losses only for those purchased loans and are not available for losses from other loan portfolios. To the extent that losses in certain pools or portfolios of loans exceed the allowance for loan losses and any remaining unamortized loan discount allocated to such pool or portfolio, or available as a general allowance, the Company would have to recognize a loss to the extent of such shortfall in the then current period. During the first quarter of 1997, management sold $6,005,000 of loans purchased and transferred $642,000 of the amount originally allocated to the allowance for purchased loans into the allocation for originated loans. After this transfer was completed and taking into consideration loan loss provisions, charge-offs and recoveries for the first quarter of 1997 the allowance for loan losses was comprised of $7,089,000 allocated to originated loans and $6,419,000 allocated to the various pools of purchased loans. Additionally, as of March 31, 1997, the balance of loan discounts available to absorb losses on pools or portfolios of purchased

                           REPUBLIC BANCSHARES, INC.

loans exceeding amounts transferred to the allowance amounted to $4,119,000. Loans on which interest was not being accrued totaled $16,191,000 and $15,351,000 at March 31, 1997 and December 31, 1996, respectively. Loans past due 90 days or more and still accruing interest at March 31, 1997 and December 31, 1996, totaled $122,000 and $113,000, respectively.

     Changes in the allowance for loan losses were as follows (in thousands):

                                                              FOR THE THREE MONTHS
                                                              ENDED MARCH 31, 1997
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
Balance, beginning of period................................   $13,134     $14,910
  Provision for loan losses.................................     1,138         450
  Allowance for loan losses on purchased loans transferred
     to discount (includes amounts taken to income on loans
     sold)..................................................      (642)        (30)
  Loans charged off.........................................      (188)       (649)
  Recoveries of loans charged off...........................        66          65
                                                               -------     -------
Balance, end of period......................................   $13,508     $14,746
                                                               =======     =======

ALLOWANCE FOR LOSSES ON OTHER REAL ESTATE ("ORE"):

     The Company recognizes any estimated potential decline in the value of ORE between appraisal dates through periodic additions to the allowance for losses on ORE. Writedowns charged against this allowance are taken if the related real estate is sold at a loss. For the three months ended March 31, 1997, the Company had recorded a provision expense for losses on ORE of $170,000. Included in the ORE balance is a tract of land carried at $3,200,000 acquired through foreclosure in 1988 that has partially been developed as a shopping center site. Federal law and regulations require the Company to dispose of this tract by December 31, 1997.

4.  SUBSEQUENT EVENT


     Effective April 21, 1997, the Company acquired all of the outstanding common stock of EHL Holdings, Inc., the privately-held parent company of Firstate Financial, F.A., a thrift headquartered in Orlando, Florida with total assets at acquisition of $71,147,000. The thrift subsidiary of EHL Holdings, Inc. was simultaneously merged into the Bank. The purchase price paid was a cash amount of $5,501,000 and goodwill of $130,000 was recorded. That goodwill will be amortized over a period of 48 months.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
F.F.O. Financial Group, Inc.
St. Cloud, Florida:

     We have audited the accompanying consolidated balance sheets of F.F.O. Financial Group, Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                   HACKER, JOHNSON, COHEN & GRIEB

Orlando, Florida
February 11, 1997, except for Note 21,
as to which the date is March 11, 1997

                          F.F.O. FINANCIAL GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1996          1995
                                                              --------      --------
                                       ASSETS
Cash and due from banks.....................................  $  6,300      $  6,989
Interest-bearing deposits with banks........................    11,665         2,768
Federal funds sold..........................................        --           669
                                                              --------      --------
     Cash and cash equivalents..............................    17,965        10,426
Trading securities..........................................     9,580        23,076
Securities available for sale...............................    41,445        49,832
Securities held to maturity, at cost........................    15,343        17,636
Loans held for sale, net of unrealized losses of $150 in
  1996......................................................    10,462        22,765
Loans receivable, net of allowances for loan losses of
  $5,613 in 1996 and $5,138 in 1995.........................   209,005       161,190
Accrued interest receivable.................................     1,710         1,821
Premises and equipment......................................     5,324         5,700
Restricted securities -- Federal Home Loan Bank stock, at
  cost......................................................     2,378         2,514
Foreclosed real estate, net of allowances of $158 in 1996
  and $1,124 in 1995........................................       799         3,358
Deferred tax asset..........................................     1,490         2,249
Other assets................................................     1,448           918
                                                              --------      --------
          Total assets......................................  $316,949      $301,485
                                                              ========      ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Demand deposits...........................................    14,303        13,107
  Savings and NOW deposits..................................    57,981        63,682
  Time deposits.............................................   214,643       172,147
                                                              --------      --------
          Total deposits....................................   286,927       248,936
Accrued interest on deposits................................       256           282
Due to bank.................................................       424         1,120
Advances from Federal Home Loan Bank........................     7,000        30,000
Advance payments by borrowers for taxes and insurance.......       608           819
Other liabilities...........................................     1,454         1,548
                                                              --------      --------
          Total liabilities.................................   296,669       282,705
                                                              --------      --------
Commitments and Contingencies (Notes 6, 12, 13, 15 and 21)
Stockholders' Equity:
  Preferred stock, $.10 par value, 2,500,000 shares
     authorized, none outstanding...........................        --            --
  Common stock, $.10 par value, 20,000,000 shares
     authorized, 8,430,000 shares issued and outstanding....       843           843
  Additional paid-in capital................................    17,599        17,599
  Retained earnings.........................................     1,844           244
  Net unrealized (depreciation) appreciation on securities
     available for sale, net of tax of $4 in 1996 and $(56)
     in 1995................................................        (6)           94
                                                              --------      --------
          Total stockholders' equity........................    20,280        18,780
                                                              --------      --------
          Total liabilities and stockholders' equity........  $316,949      $301,485
                                                              ========      ========

                See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1996        1995        1994
                                                              ---------   ---------   ---------
Interest income:
  Loans receivable..........................................  $  16,712   $  15,357   $  13,752
  Securities available for sale.............................      2,524       1,218       1,963
  Securities held to maturity...............................      1,179       1,297         684
  Trading securities........................................      1,214       1,267          --
  Federal funds sold........................................         80         150         125
  Deposits with banks.......................................        288         441         358
                                                              ---------   ---------   ---------
          Total interest income.............................     21,997      19,730      16,882
                                                              ---------   ---------   ---------
Interest expense:
  Deposits..................................................     11,710       9,948       7,142
  Other borrowed funds......................................        313         163         411
                                                              ---------   ---------   ---------
          Total interest expense............................     12,023      10,111       7,553
                                                              ---------   ---------   ---------
Net interest income.........................................      9,974       9,619       9,329
Provision (credit) for loan losses..........................        782         477      (1,403)
                                                              ---------   ---------   ---------
          Net interest income after provision (credit) for
            loan losses.....................................      9,192       9,142      10,732
                                                              ---------   ---------   ---------
Noninterest income:
  Service charges on deposits...............................      1,306       1,269       1,297
  Loan related fees and service charges.....................        443         375         246
  Loan servicing fees.......................................        279         367         409
  Net trading account (losses) profit.......................       (196)        229         (76)
  Net realized gain on sales of available-for-sale
     securities.............................................         87          66          --
  Net gain on sale of loans.................................        144          86         131
  Unrealized loss on loans held for sale....................       (150)         --          --
  Net gain on sale of premises and equipment................         --          --         277
  Other income..............................................        474         210         203
                                                              ---------   ---------   ---------
          Total noninterest income..........................      2,387       2,602       2,487
                                                              ---------   ---------   ---------
Noninterest expenses:
  Salaries and employee benefits............................      4,192       4,043       3,802
  Occupancy expense.........................................      1,925       1,814       1,755
  (Gain) loss on foreclosed real estate.....................     (1,818)        613       3,784
  Deposit insurance premium.................................        657         646         645
  SAIF recapitalization assessment..........................      1,466          --          --
  Marketing and advertising.................................        381         299         298
  Data processing...........................................        668         564         563
  Printing and office supplies..............................        280         284         279
  Telephone expense.........................................        255         271         272
  Other expense.............................................      1,170         923       1,147
                                                              ---------   ---------   ---------
          Total noninterest expenses........................      9,176       9,457      12,545
                                                              ---------   ---------   ---------
Income before income taxes..................................      2,403       2,287         674
Income tax expense..........................................        803         641         234
                                                              ---------   ---------   ---------
Net income..................................................  $   1,600   $   1,646   $     440
                                                              =========   =========   =========
Net income per share of common stock........................  $     .19   $     .20   $     .06
                                                              =========   =========   =========
Weighted average number of shares outstanding...............  8,430,000   8,430,000   7,354,658
                                                              =========   =========   =========

                See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                                                   NET
                                                                                UNREALIZED
                                                                              (DEPRECIATION)
                                                                               APPRECIATION
                                                                 RETAINED           ON
                                                  ADDITIONAL     EARNINGS       SECURITIES         TOTAL
                                         COMMON    PAID-IN     (ACCUMULATED     AVAILABLE      STOCKHOLDERS'
                                         STOCK     CAPITAL       DEFICIT)        FOR SALE         EQUITY
                                         ------   ----------   ------------   --------------   -------------
Balance at December 31, 1993...........   $718      15,324        (1,842)           327           14,527
Proceeds from issuance of 1,250,000
  shares of common stock...............    125       2,275            --             --            2,400
Net income for 1994....................     --          --           440             --              440
Net change in unrealized (depreciation)
  appreciation on securities available
  for sale.............................     --          --            --           (822)            (822)
                                          ----      ------        ------           ----           ------
Balance at December 31, 1994...........    843      17,599        (1,402)          (495)          16,545
Net income for 1995....................     --          --         1,646             --            1,646
Net change in unrealized (depreciation)
  appreciation on securities available
  for sale.............................     --          --            --            589              589
                                          ----      ------        ------           ----           ------
Balance at December 31, 1995...........    843      17,599           244             94           18,780
Net income for 1996....................     --          --         1,600             --            1,600
Net change in unrealized (depreciation)
  appreciation on securities available
  for sale.............................     --          --            --           (100)            (100)
                                          ----      ------        ------           ----           ------
Balance at December 31, 1996...........   $843      17,599         1,844             (6)          20,280
                                          ====      ======        ======           ====           ======

                See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income................................................  $  1,600   $  1,646   $    440
  Adjustments to reconcile net income to net cash provided
    by (used in) operations:
    Provision (credit) for loan losses......................       782        477     (1,403)
    (Credit) provision for losses on foreclosed real
     estate.................................................    (1,500)       240      3,410
    Net amortization of premiums and discounts..............       159       (210)      (115)
    Net gain on sale of premises and equipment..............        --         --       (277)
    Net amortization of deferred loan fees..................      (180)        52       (168)
    Depreciation of premises and equipment..................       554        566        597
    Net gain on sale of foreclosed real estate..............      (368)       (35)      (175)
    Net realized gain on sales of available-for-sale
     securities.............................................       (87)       (66)        --
    Net decrease (increase) in trading account securities...    13,496    (16,106)    (6,970)
    Provision (benefit) for deferred income taxes...........       819      1,012       (276)
    Proceeds from sales of loans held for sale..............    25,745      8,924      9,858
    Originations of loans held for sale.....................   (13,448)   (23,673)    (6,311)
    Decrease (increase) in accrued interest receivable......       111       (356)      (143)
    Increase in other assets................................      (530)      (216)      (157)
    Gain on sale of loans...................................      (144)       (86)      (131)
    Unrealized loss on loans held for sale..................       150         --         --
    (Decrease) increase in accrued interest payable.........       (26)       123          9
    (Decrease) increase in other liabilities and due to
     bank...................................................      (790)    (1,131)       997
                                                              --------   --------   --------
         Net cash provided by (used in) operating
           activities.......................................    26,343    (28,839)      (815)
                                                              --------   --------   --------
Cash flows from investing activities:
  Purchase of available-for-sale securities.................   (47,400)   (35,104)   (19,868)
  Purchase of held-to-maturity securities...................        --         --    (47,504)
  Proceeds from maturities of held-to-maturity securities...        --     12,526     47,129
  Proceeds from sale of available-for-sale securities.......    26,673      7,755         --
  Proceeds from maturities of available-for-sale
    securities..............................................    10,000         --         --
  Principal repayments on available-for-sale securities.....    18,832        746      1,916
  Principal repayments on held-to-maturity securities.......     2,343      1,613         --
  Net (increase) decrease in loans receivable...............   (45,860)   (10,512)     1,110
  Proceeds from sale of premises and equipment..............        --         --        524
  Net purchases of premises and equipment...................      (178)      (501)      (365)
  Proceeds from sale of foreclosed real estate..............     2,001      7,389      4,123
  Payments capitalized to foreclosed real estate............      (131)       (43)        (7)
  Redemption (purchase) of Federal Home Loan Bank stock.....       136         --        (31)
                                                              --------   --------   --------
         Net cash used in investing activities..............   (33,584)   (16,131)   (12,973)
                                                              --------   --------   --------
Cash flows from financing activities:
  Net decrease in demand, savings and NOW deposits..........    (4,505)    (6,180)    (5,979)
  Net increase in time deposits.............................    42,496     44,284      5,693
  (Repayments of) proceeds from Federal Home Loan Bank
    advances................................................   (23,000)     8,600      1,400
  Net proceeds from issuance of common stock................        --         --      2,400
  Net (decrease) increase in advances by borrowers for taxes
    and insurance...........................................      (211)       126       (109)
                                                              --------   --------   --------
         Net cash provided by financing activities..........    14,780     46,830      3,405
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........     7,539      1,860    (10,383)
Cash and cash equivalents at beginning of year..............    10,426      8,566     18,949
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $ 17,965   $ 10,426   $  8,566
                                                              ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    (Refunds received) income tax paid......................  $   (134)  $    550   $    311
                                                              ========   ========   ========
    Interest................................................  $ 12,049   $  9,957   $  7,544
                                                              ========   ========   ========
  Noncash investing and financing activities:
    Transfers of loans to foreclosed real estate............  $    339   $ 46,382   $  1,447
                                                              ========   ========   ========
    Loans originated for the sale of foreclosed real
     estate.................................................  $  2,896   $  1,527   $  1,346
                                                              ========   ========   ========


                See Notes to Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     F.F.O. Financial Group, Inc. (the "Holding Company" or "F.F.O.") is the holding company for First Federal Savings and Loan Association of Osceola County (the "Association"). The Holding Company's operations are limited to ownership of the Association. The Association is a federally chartered savings and loan association which conducts business from its headquarters and main office in Kissimmee, Florida and ten branch offices located in Central Florida. The Association's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits through the Savings Association Insurance Fund ("SAIF").

     Principles of Consolidation. The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, First Federal Savings and Loan Association of Osceola County, and the Association's wholly-owned subsidiary, Gulf American Financial Corporation. Gulf American Financial Corporation is currently inactive. All significant intercompany transactions and balances have been eliminated in consolidation.

     General. The accounting and reporting policies of F.F.O. Financial Group, Inc. and Subsidiaries (together, the "Company") conform to generally accepted accounting principles and to general practices within the thrift industry. The following summarizes the significant accounting policies of the Company:

     Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Trading Securities. Securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in noninterest income.

     Securities Held to Maturity. Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

     Securities Available for Sale. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a separate component of stockholders' equity until realized.

     Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

     Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     Loans Held For Sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

     Loans Receivable. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

                          F.F.O. FINANCIAL GROUP, INC.

     Discounts and premiums on purchased real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

     Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the consolidated statements of income.

     Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Premises and Equipment. Land is carried at cost. The Company's premises, furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method.

     Off-Balance Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

          Cash and Cash Equivalents. The carrying amounts of cash and short-term instruments approximate their fair value.

          Trading Securities. Fair values for trading account securities, which also are the amounts recognized in the consolidated balance sheets, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

          Available-for-Sale and Held-to-Maturity Securities. Fair values for available-for-sale and held-to-maturity securities, excluding restricted equity securities, are based on quoted market prices.

          Loans Receivable. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

                          F.F.O. FINANCIAL GROUP, INC.

          Federal Home Loan Bank Stock. Fair value of the Company's investment in FHLB stock is based on its redemption value, which is its cost of $100 per share.

          Deposits. The fair values disclosed for demand, NOW, money market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          Short-Term Borrowings. The carrying amounts of borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

          Accrued Interest Receivable. The carrying amounts of accrued interest receivable approximate their fair values.

          Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

          Net Income Per Share. Net income per share of common stock has been computed on the basis of the weighted average number of shares of common stock outstanding.

          Reclassifications. Certain reclassifications have been made to the financial statements for 1994 and 1995 to conform to the presentations used in the financial statements for 1996.

          Future Accounting Requirements. The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring after December 31, 1996. Management does not anticipate SFAS 125 will have a material impact on the Company.

                          F.F.O. FINANCIAL GROUP, INC.

(2)  SECURITIES

     Securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their approximate fair values at December 31, were as follows (in thousands):


                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                        COST        GAINS        LOSSES      VALUE
                                                      ---------   ----------   ----------   -------
TRADING SECURITIES:
  December 31, 1996:
     Agency notes and debentures....................   $ 4,000       $ 32        $  --      $ 4,032
     Collateralized mortgage-backed obligations.....     5,554         --           (6)       5,548
                                                       -------       ----        -----      -------
                                                       $ 9,554       $ 32        $  (6)     $ 9,580
                                                       =======       ====        =====      =======
  December 31, 1995:
     Agency notes and debentures....................   $ 9,359       $ 42        $  --      $ 9,401
     Collateralized mortgage-backed obligations.....    13,616         59           --       13,675
                                                       -------       ----        -----      -------
                                                       $22,975       $101        $  --      $23,076
                                                       =======       ====        =====      =======
SECURITIES AVAILABLE FOR SALE:
  December 31, 1996:
     Mortgage-backed securities.....................   $41,455       $108        $(118)     $41,445
                                                       -------       ----        -----      -------
  December 31, 1995:
     U.S. Treasury notes............................     9,996         23           --       10,019
     Mortgage-backed securities.....................    39,686        127           --       39,813
                                                       -------       ----        -----      -------
                                                       $49,682       $150        $  --      $49,832
                                                       =======       ====        =====      =======
SECURITIES HELD TO MATURITY:
  December 31, 1996:
     Mortgage-backed securities.....................   $15,343       $218        $ (47)     $15,514
                                                       =======       ====        =====      =======
  December 31, 1995:
     Mortgage-backed securities.....................   $17,636       $204        $  --      $17,840
                                                       =======       ====        =====      =======


     Gross realized gains and gross realized losses on sales of available-for-sale securities were $141,000 and $54,000, respectively in 1996 and $75,000 and $9,000, respectively in 1995. There were no sales of available-for-sale securities during the year ended December 31, 1994.

     Net unrealized holding gains on trading securities of $26,000, $101,000 and $76,000 were included in income during 1996, 1995 and 1994, respectively.

     The Board of Directors has authorized the Company to purchase and sell, from time to time, securities through third parties including through William R. Hough & Co. ("WRHC"), an investment banking firm headquartered in St. Petersburg, Florida. Mr. Hough (a director and principal shareholder of the Company) is Chairman and principal shareholder of WRHC. During the years ended December 31, 1996, 1995 and 1994, the Company purchased approximately $53.3 million, $69.5 million and $30.5 million of securities through WRHC, respectively. During the years ended December 31, 1996 and 1995, the Company sold approximately $46.0 million and $19.7 million of securities through WRHC, respectively. No securities were sold through WRHC in 1994. In connection with such transactions, the Company paid WRHC an aggregate of $118,000, $92,000 and $20,000 in commissions during the years ended December 31, 1996, 1995 and 1994, respectively.

                          F.F.O. FINANCIAL GROUP, INC.

(3)  LOANS RECEIVABLE

     The components of loans in the consolidated balance sheets were as follows (in thousands):

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Mortgage Loans:
  Conventional 1-4 family residential.......................  $112,827      78,680
  FHA and VA single family residential......................    10,131      11,529
  Multifamily residential...................................    19,778      18,576
  Land......................................................     8,279       6,476
  Other nonresidential real estate..........................    34,138      26,927
  Construction residential..................................    14,166      10,288
  Construction nonresidential...............................       990          --
                                                              --------    --------
          Total mortgage loans..............................   200,309     152,476
                                                              --------    --------
Other Loans:
  Deposit account loans.....................................       957         868
  Credit card loans.........................................       594       2,637
  Consumer loans............................................    20,537      13,717
  SBA loans.................................................     3,009       3,633
  Home improvement loans....................................        55          76
                                                              --------    --------
          Total other loans.................................    25,152      20,931
                                                              --------    --------
          Total loans.......................................   225,461     173,407
                                                              --------    --------
Deduct:
  Undisbursed portion of loans in process...................   (10,824)     (6,880)
  Deferred net loan origination fees and discounts..........       (19)       (199)
  Allowance for loan losses.................................    (5,613)     (5,138)
                                                              --------    --------
          Total deductions..................................   (16,456)    (12,217)
                                                              --------    --------
          Loans receivable, net.............................  $209,005     161,190
                                                              ========    ========

     An analysis of the change in the allowance for loan losses was as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996     1995      1994
                                                           ------   -------   -------
Balance at January 1.....................................  $5,138   $ 8,207   $ 9,333
Loans charged-off, net of recoveries.....................    (307)   (3,546)     (260)
Provision (credit) for loan losses.......................     782       477    (1,403)
Reclassification due to adoption of SFAS 114 and 118.....      --        --       537
                                                           ------   -------   -------
Balance at December 31...................................  $5,613   $ 5,138   $ 8,207
                                                           ======   =======   =======

     The amounts of impaired loans, all of which were collateral-dependent, were as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Loans identified as impaired:
  Gross loans with related allowances for losses recorded...  $ 8,256   $ 6,380
  Less: Allowances on these loans...........................   (1,766)   (1,537)
                                                              -------   -------
Net investment in impaired loans............................  $ 6,490   $ 4,843
                                                              =======   =======

                          F.F.O. FINANCIAL GROUP, INC.

     The average net investment in impaired loans and interest income recognized and received on impaired loans were as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996      1995      1994
                                                           ------    ------    ------
Average investment in impaired loans.....................  $6,175    $5,037    $7,259
                                                           ======    ======    ======
Interest income recognized on impaired loans.............  $  521    $  337    $  307
                                                           ======    ======    ======
Interest income received on impaired loans...............  $  521    $  337    $  307
                                                           ======    ======    ======

     Nonaccrual and renegotiated loans for which interest has been reduced totalled approximately $8.9 million, $7.6 million and $13.8 million at December 31, 1996, 1995 and 1994, respectively. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized are summarized below (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1995     1994
                                                              -----    -----    -----
Interest income that would have been recorded...............   $863      742      971
Interest income recognized..................................   (340)    (342)    (383)
                                                               ----     ----     ----
Interest income foregone....................................   $523      400      588
                                                               ====     ====     ====

     The Company is not committed to lend additional funds to debtors whose loans have been modified.

(4)  LOAN SERVICING

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $103.6 million, $89.6 million and $101.2 million at December 31, 1996, 1995 and 1994, respectively.

     Custodial escrow balances maintained in connection with the foregoing loan servicing are included in advance payments by borrowers for taxes and insurance, and were approximately $494,000 and $498,000 at December 31, 1996 and 1995, respectively.

(5)  FORECLOSED REAL ESTATE

     Activity in the allowance for losses on foreclosed real estate was as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996      1995      1994
                                                           ------    ------    ------
Balance at January 1.....................................  $1,124     2,873        62
(Credit) provision charged to operations.................  (1,500)      240     3,410
Recoveries (charge-offs), net............................     534    (1,989)      (62)
                                                              158     1,124     3,410
Reclassification due to adoption of SFAS 114 and 118.....      --        --      (537)
                                                           ------    ------    ------
Balance at December 31...................................  $  158     1,124     2,873
                                                           ======    ======    ======

     Gain or loss on foreclosed real estate for the years ended December 31, 1996, 1995 and 1994 includes net expense of $50,000, $408,000 and $549,000, respectively, from operation of foreclosed real estate.

                          F.F.O. FINANCIAL GROUP, INC.

(6)  PREMISES AND EQUIPMENT

     Components of premises and equipment were as follows (in thousands):

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Cost:
  Land......................................................  $ 1,298   $ 1,298
  Premises and leasehold improvements.......................    5,154     5,207
  Furniture and equipment...................................    5,263     5,772
                                                              -------   -------
          Total cost........................................   11,715    12,277
  Less accumulated depreciation.............................   (6,391)   (6,577)
                                                              -------   -------
          Total.............................................  $ 5,324   $ 5,700
                                                              =======   =======

     At December 31, 1996, the Company was obligated under noncancelable operating leases for office space. Certain leases contain escalation clauses providing for increased rentals based primarily on increases in real estate taxes or in the average consumer price index. Net rent expense under operating leases, included in occupancy expense, was approximately $378,000, $363,000 and $341,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     At December 31, 1996, future minimum rental commitments under noncancellable leases were as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,                          AMOUNT
------------------------------------------------------------  ------
  1997......................................................  $  364
  1998......................................................     309
  1999......................................................     229
  2000......................................................      54
  2001......................................................      54
  Thereafter................................................     126
                                                              ------
          Total.............................................  $1,136
                                                              ======

(7)  ACCRUED INTEREST RECEIVABLE

     Accrued interest receivable is summarized as follows (in thousands):

                                                              AT DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                              ------   ------
Loans.......................................................  $1,279   $1,164
Securities..................................................     431      657
                                                              ------   ------
          Total.............................................  $1,710   $1,821
                                                              ======   ======

(8) DEPOSITS

     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $13.2 million and $14.2 million at December 31, 1996 and 1995, respectively.

                          F.F.O. FINANCIAL GROUP, INC.

     At December 31, 1996, the scheduled maturities of certificates of deposit were as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,                           AMOUNT
------------------------------------------------------------  --------
  1997......................................................  $132,990
  1998......................................................    53,346
  1999......................................................    13,834
  2000......................................................    11,962
  2001 and thereafter.......................................     2,511
                                                              --------
          Total.............................................  $214,643
                                                              ========

(9) ADVANCES FROM FEDERAL HOME LOAN BANK

     Maturities and interest rates of advances from the Federal Home Loan Bank of Atlanta ("FHLB") were as follows (dollars in thousands):

                                                                         AT DECEMBER 31,
                        YEAR ENDING                           INTEREST   ----------------
                        DECEMBER 31,                            RATE      1996     1995
------------------------------------------------------------  --------   ------   -------
  1996......................................................    5.85%    $   --   $30,000
  1997......................................................    6.95      7,000        --
                                                                ----     ------   -------
          Total.............................................        %    $7,000   $30,000
                                                                ====     ======   =======

     At December 31, 1996, the Association was required by its collateral agreement with the FHLB to maintain qualifying first mortgage loans in an amount equal to at least 150% of the FHLB advances outstanding at December 31, 1996 as collateral. The Association's FHLB stock is also pledged as collateral for such advances. The FHLB advances outstanding at December 31, 1995 were collateralized by certain securities with a book value of $32.2 million and a market value of $32.6 million as allowed by the Association's collateral agreement with the FHLB. The Association's FHLB stock was also pledged as collateral for those advances while outstanding.

(10) INCOME TAXES

     The provision (credit) for income taxes is summarized as follows (in thousands):

                                                              CURRENT   DEFERRED   TOTAL
                                                              -------   --------   -----
Year Ended December 31, 1996:
  Federal...................................................   $ (16)    $  695    $679
  State.....................................................      --        124     124
                                                               -----     ------    ----
          Total.............................................   $ (16)    $  819    $803
                                                               =====     ======    ====
Year Ended December 31, 1995:
  Federal...................................................   $(371)    $  864    $493
  State.....................................................      --        148     148
                                                               -----     ------    ----
          Total.............................................   $(371)    $1,012    $641
                                                               =====     ======    ====
Year Ended December 31, 1994:
  Federal...................................................   $ 435     $ (236)   $199
  State.....................................................      75        (40)     35
                                                               -----     ------    ----
          Total.............................................   $ 510     $ (276)   $234
                                                               =====     ======    ====

                          F.F.O. FINANCIAL GROUP, INC.

     The effective tax rate on income before income taxes differs from the U.S. statutory rate of 34%. The following summary reconciles taxes at the U.S. statutory rate with the effective rates (dollars in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------
                                                   1996            1995            1994
                                               -------------   -------------   -------------
                                               AMOUNT    %     AMOUNT    %     AMOUNT    %
                                               ------   ----   ------   ----   ------   ----
Taxes on income at U.S. statutory rate.......  $ 817    34.0%  $ 777    34.0%   $229    34.0%
State income taxes, net of federal tax
  benefit....................................     87     3.6      82     3.6      24     3.6
Recomputed bad-debt reserve..................     --      --    (178)   (7.8)     --      --
Other -- net.................................   (101)   (4.2)    (40)   (1.8)    (19)   (2.8)
                                               -----    ----   -----    ----    ----    ----
Taxes on income at effective rates...........  $ 803    33.4%  $ 641    28.0%   $234    34.7%
                                               =====    ====   =====    ====    ====    ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities related to the following (in thousands):


                                                              AT DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                              ------   ------
Deferred tax assets:
  Allowance for loan losses.................................  $1,454   $1,516
  Allowance for losses on foreclosed real estate............      59      423
  Accrued pension expense...................................      --      141
  Charitable contributions..................................       4       --
  Net operating loss carryforwards..........................   1,601    2,149
  Alternative minimum tax credit carryforwards..............     121      122
  Unrealized depreciation on securities available for
     sale...................................................       4       --
                                                              ------   ------
          Total gross deferred tax assets...................   3,243    4,351
                                                              ------   ------
Deferred tax liabilities:
  Deferred loan fees........................................   1,504    1,711
  Federal Home Loan Bank stock..............................     226      239
  Accumulated depreciation on premises and equipment........      23       66
  Unrealized appreciation on securities available for
     sale...................................................      --       56
  Other.....................................................      --       30
                                                              ------   ------
          Total gross deferred tax liabilities..............   1,753    2,102
                                                              ------   ------
  Deferred tax asset........................................  $1,490   $2,249
                                                              ======   ======


     With respect to the net deferred tax asset of $1.5 million at December 31, 1996, management believes that it is more likely than not that the Company will have sufficient future taxable income to recover this asset. However, for purposes of calculating regulatory capital, Office of Thrift Supervision ("OTS") regulations limit the amount of deferred tax assets that can be included in regulatory capital to the lesser of (i) 10% of Tier 1 capital or (ii) the amount the Association expects to realize within the subsequent twelve-month period. OTS guidelines require the Association to recalculate this capital component on a quarterly basis.

                          F.F.O. FINANCIAL GROUP, INC.

     At December 31, 1996, the Company's net operating loss carryforwards for federal income tax purposes which are available to offset future federal taxable income were as follows (in thousands):

                          YEAR OF
                         EXPIRATION                           AMOUNT
------------------------------------------------------------  ------
  2007......................................................  $1,324
  2008......................................................   1,826
  2010......................................................     980
                                                              ------
          Total.............................................  $4,130
                                                              ======

     Net operating loss carryforwards of $3,150,000 included above are subject to an annual limitation of $268,000 due to section 382 of the Internal Revenue Code. In addition, the Company has alternative minimum tax credit carryforwards of approximately $121,000 which are available to reduce future federal regular income taxes over an indefinite period.

(11)  PENSION AND PROFIT SHARING PLANS

     Prior to 1996, the Company had a noncontributory defined benefit pension plan ("Plan") covering all employees who meet certain eligibility requirements. It was the Company's policy to fund the maximum amount that could be deducted for federal income tax purposes. Prior to 1992, the Company periodically made contributions to a profit sharing plan covering all full-time employees in amounts determined by the Board of Directors. No contributions were made to the Plan during any of the years in the three-year period ended December 31, 1995. During 1994, the Company decided to terminate the pension and profit sharing plans effective December 31, 1994 and ceased accrual of benefits as of that date. The Company submitted plan termination documents, which were subsequently approved, to the Internal Revenue Service ("IRS") and the Pension Benefit Guarantee Corporation for the Plan, and to the IRS for the profit sharing plan. Distributions from the plans were made during January and February of 1996.

     The following table sets forth the Plan's status as of December 31, 1995 (in thousands):

                                                              AT DECEMBER 31,
                                                                   1995
                                                              ---------------
Actuarial present value of accumulated benefit obligation,
  including vested benefits of $1,626.......................      $ 1,626
                                                                  =======
Accrued pension liability:
  Projected benefit obligation for service rendered to
     date...................................................      $(1,626)
  Plan assets at fair value.................................      $ 1,264
                                                                  =======
  Plan assets less than projected benefit obligation........      $  (362)
  Unrecognized net loss.....................................          450
  Unrecognized net asset being amortized over 15 years......         (388)
                                                                  -------
Accrued pension liability included in other liabilities.....      $  (300)
                                                                  =======

                          F.F.O. FINANCIAL GROUP, INC.

     Net periodic pension costs under the Plan prior to 1996 were as follows (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1995     1994
                                                              -----    ----
Service cost-benefits earned during the year................  $  --    $150
Interest cost of projected benefit obligation...............     75      79
Actual return on plan assets................................    173     (82)
Net amortization and deferral adjustments...................   (324)    (96)
                                                              -----    ----
Net periodic pension costs..................................  $ (76)   $ 51
                                                              =====    ====

     Disclosure assumptions used in accounting for the Plan as of December 31, 1995 and 1994 were as follows:

                                                              1995    1994
                                                              ----    ----
Weighted average discount rate..............................  4.5%    5.0%
Rate of increase in compensation levels.....................  N/A     6.0
Expected long-term rate of return on assets.................  6.0     6.0

     In connection with the plan terminations, the Company adopted a new defined contribution profit sharing 401(k) plan (the "401(k) Plan") effective January 1, 1995. All employees who meet certain eligibility requirements are covered under the 401(k) Plan. Under the 401(k) Plan, an employee may elect to contribute up to 15% of their annual compensation. Employer contributions to the 401(k) Plan are made at the discretion of the Board of Directors. Contributions to the 401(k) Plan for the years ended December 31, 1996 and 1995 were $78,000 and $49,000, respectively.

(12)  FINANCIAL INSTRUMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

                          F.F.O. FINANCIAL GROUP, INC.

     The estimated fair values of the Company's financial instruments were as follows (in thousands):

                                              AT DECEMBER 31, 1996     AT DECEMBER 31, 1995
                                              ---------------------    ---------------------
                                              CARRYING      FAIR       CARRYING      FAIR
                                               AMOUNT       VALUE       AMOUNT       VALUE
                                              ---------   ---------    ---------   ---------
Financial Assets:
  Cash and cash equivalents.................   $ 17,965      17,965       10,426      10,426
  Trading securities........................      9,580       9,580       23,076      23,076
  Securities available for sale.............     41,445      41,445       49,832      49,832
  Securities held to maturity...............     15,343      15,514       17,636      17,840
  Loans receivable..........................    209,005     209,354      161,190     163,660
  Loans held for sale.......................     10,462      10,462       22,765      22,765
  Accrued interest receivable...............      1,710       1,710        1,821       1,821
  Federal Home Loan Bank stock..............      2,378       2,378        2,514       2,514
Financial Liabilities:
  Deposits..................................    286,927     289,326      248,936     251,116
  Advances from Federal Home Loan Bank......      7,000       7,000       30,000      30,000

     The notional amount, which approximates fair value, of the Company's financial instruments with off-balance-sheet risk at December 31, 1996, was as follows (in thousands):

                                                              NOTIONAL
                                                               AMOUNT
                                                              --------
Commitments to extend credit................................   $5,062

(13)  SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

     The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Central Florida area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Central Florida area.

     The contractual amounts of credit related financial instruments such as commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

(14)  RELATED PARTIES

     Loans to directors and officers of the Company, which were made at market rates, were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and officers were as follows (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1996    1995
                                                              -----   -----
Beginning balance...........................................   $793     867
Amounts related to new officers and directors...............     15       7
Loans originated............................................     --       7
Principal repayments........................................    (35)    (88)
                                                               ----    ----
          Ending balance....................................   $773     793
                                                               ====    ====

                          F.F.O. FINANCIAL GROUP, INC.

(15)  COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheets of the Company.

(16)  RESTRICTIONS ON RETAINED EARNINGS

     The Association is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1996, the Association was a Tier 2 institution for purposes of the regulations relating to capital distributions; as such, the Association may make capital distributions of up to 75% of its net income over the most recent four-quarter period (depending on its risk-based capital level) without prior regulatory approval.

(17)  REGULATORY MATTERS

     The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1996, that the Association meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the OTS categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Association must maintain minimum Tier I (core), Tier I (risk-based) and total risk-based capital ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Association's category.

                          F.F.O. FINANCIAL GROUP, INC.

     The Association's actual capital amounts and ratios at December 31, 1996 were as follows (dollars in thousands):

                                                                             TO BE WELL
                                                        MINIMUM FOR         CAPITALIZED
                                                      CAPITAL ADEQUACY   CORRECTIVE ACTION
                                        ACTUAL            PURPOSES           PROVISIONS
                                   ----------------   ----------------   ------------------
                                   RATIO    AMOUNT    RATIO    AMOUNT    RATIO     AMOUNT
                                   -----   --------   -----   --------   ------   ---------
Stockholders' equity, and ratio
  to total assets................   6.4%   $ 20,167
Less -- nonincludable portion of
  deferred tax asset and mortgage
  servicing rights...............            (1,401)
Add back -- unrealized
  depreciation on
  available-for-sale
  securities.....................                 6
                                           --------
Tangible capital, and ratio to
  adjusted total assets..........   5.9    $ 18,772    1.5%   $  4,734
                                           ========           ========
Tier 1 (core) capital, and ratio
  to adjusted total assets.......   5.9    $ 18,772    3.0    $  9,469     5.0%    $ 15,782
                                           ========           ========             ========
Tier 1 capital, and ratio to
  risk-weighted assets...........  11.1    $ 18,772    4.0    $  6,786     6.0     $ 10,179
                                           ========           ========             ========
Tier 2 capital (excess allowance
  for loan losses)...............          $  2,154
                                           --------
          Total risk-based
            capital, and ratio to
            risk-weighted
            assets...............  12.3    $ 20,926    8.0    $ 13,572    10.0     $ 16,965
                                           ========           ========             ========
          Total assets...........          $317,024
                                           ========
Adjusted total assets............          $315,630
                                           ========
Risk-weighted assets.............          $169,647
                                           ========

     On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Association, to recapitalize the SAIF and spread the obligations for payments of Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. That legislation eliminated the substantial disparity between the amount that BIF and SAIF members had been paying for deposit insurance premiums. The FDIC special assessment levied amounted to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The special assessment was recognized in the third quarter and is tax deductible. The Association recorded a charge of $1.5 million before taxes as a result of the FDIC special assessment.

     Beginning on January 1, 1997, BIF members will pay a portion of the FICO payment equal to 1.3 basis points on BIF-insured deposits, compared to 6.48 basis points payable by SAIF members on SAIF-insured deposits, and will pay a pro rata share of the FICO payment on the earlier of January 1, 2000 or the date upon which the last savings association, such as the Association, ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999 provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

     The FDIC recently lowered SAIF assessments to a range comparable to those of BIF members, however, SAIF members will continue to pay the higher FICO payments described above. Management cannot predict

                          F.F.O. FINANCIAL GROUP, INC.

the level of FDIC insurance assessments on an ongoing basis or whether the BIF and SAIF will eventually be merged.

(18)  STOCK OPTION PLAN

     In 1988, the Company adopted a stock option program (the "Program") for the benefit of its directors, officers and other selected key employees of the Company. Four kinds of rights are contained in the program and are available for grant: incentive stock options (options to purchase common stock, granted to officers and key employees), compensatory stock options (options to purchase common stock, granted to directors), stock appreciation rights and performance share awards. A total of 241,500 shares of common stock were reserved for issuance pursuant to the exercise of stock options under the Program. As of December 31, 1996, the Company had granted incentive stock options and compensatory stock options as discussed in more detail below. No stock appreciation rights or performance share awards have been issued to date. The Program provides that incentive stock options and compensatory stock options are granted to purchase stock at the market value of the stock at the date of the grant; such grants are exercisable immediately for compensatory stock options, and ratably over a three-year period for incentive stock options. All stock options expire at the earlier of ten years from the date of the grant, or three months after the director, officer or employee ceases employment with the Company.

     During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 applies to stock-based compensation under the Company's Program. As allowed by SFAS 123, the Company elected to continue to measure compensation cost for the options or shares granted under the Program using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under that accounting method, the Company recorded no compensation expense related to the Program during the years ended December 31, 1996, 1995 and 1994.

     During the years ended December 31, 1996 and 1995, 47,000 and 52,100 options were granted under the Program. If compensation cost for the Program had been determined based on the fair value of the awards at the grant date, using the fair value method defined in SFAS 123, the Company's net income and net income per share for 1996 and 1995 would not have been materially reduced.

     The stock option transactions were as follows:

                                                   INCENTIVE              COMPENSATORY
                                                 STOCK OPTIONS            STOCK OPTIONS
                                            -----------------------   ---------------------
                                                      OPTION PRICE             OPTION PRICE
                                            SHARES      PER SHARE     SHARES    PER SHARE
                                            -------   -------------   ------   ------------
Outstanding, December 31, 1993............  133,125           $2.13   15,813      $2.13
Granted...................................   10,000            2.13       --         --
                                            -------                   ------
Outstanding, December 31, 1994............  143,125            2.13   15,813       2.13
Granted...................................   52,100            2.25       --         --
Cancelled or expired......................  (10,000)           2.13   (2,875)      2.13
                                            -------                   ------
Outstanding, December 31, 1995............  185,225    $2.13 - 2.25   12,938       2.13
Granted...................................   47,000                     2.75         --
Cancelled or expired......................  (37,600)    2.13 - 2.25   (4,313)      2.13
                                            -------                   ------
Outstanding, December 31, 1996............  194,625     2.13 - 2.75    8,625       2.13
                                            =======                   ======

     At December 31, 1996, the weighted-average option price per share for the incentive stock options was $2.30 and for the compensatory stock options was $2.13. The weighted- average option price per share of all

                          F.F.O. FINANCIAL GROUP, INC.

options under the Program at December 31, 1996 was $2.29. Of the total incentive stock options outstanding at December 31, 1996, 1995 and 1994, 114,624, 82,083 and 44,375, respectively, were exercisable.

(19)  PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Condensed financial statements of the Holding Company are presented below. Amounts shown as investment in wholly-owned subsidiaries and equity in earnings of subsidiaries are eliminated in consolidation (in thousands):

                            CONDENSED BALANCE SHEETS

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
ASSETS
Cash, deposited with subsidiary.............................  $   113   $   117
Investment in wholly-owned subsidiaries.....................   20,167    18,663
                                                              -------   -------
          Total.............................................  $20,280   $18,780
                                                              =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities.................................................  $    --   $    --
Stockholders' equity........................................   20,280    18,780
                                                              -------   -------
          Total.............................................  $20,280   $18,780
                                                              =======   =======

                         CONDENSED STATEMENTS OF INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1996      1995     1994
                                                              -------   -------   -----
Income:
  Equity in undistributed earnings of subsidiaries..........   $1,604    $1,591    $379
  Other income..............................................      120       120     120
Expense.....................................................     (124)      (65)    (59)
                                                               ------    ------    ----
Net income..................................................   $1,600    $1,646    $440
                                                               ======    ======    ====

                          F.F.O. FINANCIAL GROUP, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             1996      1995      1994
                                                            -------   -------   -------
Cash Flows from Operating Activities:
  Net earnings............................................  $ 1,600   $ 1,646   $   440
  Adjustments to reconcile net earnings to net cash (used
     in) provided by operations:
     Equity in earnings of subsidiaries...................   (1,604)   (1,591)     (379)
                                                            -------   -------   -------
          Net cash (used in) provided by operating
            activities....................................       (4)       55        61
                                                            -------   -------   -------
Cash Flows from Financing Activities:
  Proceeds from sale of common stock......................       --        --     2,400
  Investment in subsidiary................................       --        --    (2,400)
                                                            -------   -------   -------
          Net cash provided by financing activities.......       --        --        --
                                                            -------   -------   -------
Net (decrease) increase in cash...........................       (4)       55        61
Cash at beginning of year.................................      117        62         1
                                                            -------   -------   -------
Cash at end of year.......................................  $   113   $   117   $    62
                                                            =======   =======   =======

(20)  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following tables present summarized quarterly data (dollars in thousands, except per share amounts):

                                                        YEAR ENDED DECEMBER 31, 1996
                                               -----------------------------------------------
                                                FIRST    SECOND     THIRD    FOURTH
                                               QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                               -------   -------   -------   -------   -------
Interest income..............................  $5,466    $5,398    $5,340    $5,793    $21,997
Interest expense.............................   3,140     2,942     2,824     3,117     12,023
                                               ------    ------    ------    ------    -------
Net interest income..........................   2,326     2,456     2,516     2,676      9,974
Provision for loan losses....................     150        --         7       625        782
                                               ------    ------    ------    ------    -------
Net interest income after provision for loan
  losses.....................................   2,176     2,456     2,509     2,051      9,192
Noninterest income...........................     304       563       535       985      2,387
Noninterest expenses.........................   2,391     2,187     3,771       827      9,176
                                               ------    ------    ------    ------    -------
Income (loss) before income taxes............      89       832      (727)    2,209      2,403
Provision (credit) for income taxes..........      33       310      (270)      730        803
                                               ------    ------    ------    ------    -------
Net income (loss)............................  $   56    $  522    $ (457)   $1,479    $ 1,600
                                               ======    ======    ======    ======    =======
Income (loss) per share......................  $  .01    $  .06    $ (.05)   $  .17    $   .19
                                               ======    ======    ======    ======    =======

                          F.F.O. FINANCIAL GROUP, INC.

                                                        YEAR ENDED DECEMBER 31, 1996
                                               -----------------------------------------------
                                                FIRST    SECOND     THIRD    FOURTH
                                               QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                               -------   -------   -------   -------   -------
Interest income..............................  $4,978    $4,780    $4,897    $5,075    $19,730
Interest expense.............................   2,259     2,477     2,616     2,759     10,111
                                               ------    ------    ------    ------    -------
Net interest income..........................   2,719     2,303     2,281     2,316      9,619
Provision for loan losses....................     141        30       154       152        477
                                               ------    ------    ------    ------    -------
Net interest income after provision for loan
  losses.....................................   2,578     2,273     2,127     2,164      9,142
Noninterest income...........................     663       665       604       670      2,602
Noninterest expenses.........................   2,530     2,428     2,182     2,317      9,457
                                               ------    ------    ------    ------    -------
Income before income taxes...................     711       510       549       517      2,287
Provision for income taxes...................     250       174       190        27        641
                                               ------    ------    ------    ------    -------
Net income...................................     461       336       359       490      1,646
                                               ------    ------    ------    ------    -------
Income per share.............................  $  .05    $  .04    $  .05    $  .06    $   .20
                                               ======    ======    ======    ======    =======

(21)  SUBSEQUENT EVENT -- PENDING MERGER

     On March 10, 1997, the Holding Company executed a Letter of Intent to merge with Republic Bancshares, Inc. ("Republic"). Under the terms of the Letter of Intent, Republic will exchange shares of its common stock for all of the outstanding shares of F.F.O.'s common stock at an exchange ratio of .29 share of Republic common stock for each share of F.F.O. common stock. The exchange ratio may be adjusted for decreases in Republic's stock price, but in no event will the exchange ratio exceed .30 share of Republic common stock for each share of F.F.O. common stock. F.F.O. has the right to terminate the transaction if Republic's stock price is less than $13.50 shortly before closing. Outstanding options for F.F.O.'s common stock will be converted into options for Republic common stock on the same terms. The transaction is expected to be completed in 1997, and is to be accounted for as a corporate reorganization under which the controlling shareholder's interest in F.F.O. will be carried forward at its historical cost while the minority interest in F.F.O. will be recorded at fair value. The proposed merger is subject to completion of a definitive agreement, approval by the respective shareholders of F.F.O. and Republic, and approval by applicable regulatory authorities. Upon completion of the proposed merger, the then-outstanding options under the Company's stock option program (see Note 18) will become immediately exercisable.

                          F.F.O. FINANCIAL GROUP, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                  AT             AT
                                                               MARCH 31,    DECEMBER 31,
                                                                 1997           1996
                                                              -----------   ------------
                                                              (UNAUDITED)
ASSETS
Cash and due from banks.....................................   $  6,491       $  6,300
Interest-bearing deposits with banks........................      7,688         11,665
Federal funds sold..........................................        764             --
                                                               --------       --------
          Cash and cash equivalents.........................     14,943         17,965
Trading securities..........................................     13,169          9,580
Securities available for sale...............................     43,713         41,445
Securities held to maturity, at cost........................     14,702         15,343
Loans held for sale, at lower of cost or market value.......      4,573         10,462
Loans receivable, net.......................................    215,926        209,005
Accrued interest receivable.................................      1,972          1,710
Premises and equipment......................................      5,268          5,324
Restricted securities -- Federal Home Loan Bank stock, at
  cost......................................................      2,378          2,378
Foreclosed real estate, net.................................      1,425            799
Deferred tax asset..........................................      1,576          1,490
Other assets................................................        386          1,448
                                                               --------       --------
          Total assets......................................   $320,031        316,949
                                                               ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Demand deposits...........................................   $ 16,597       $ 14,303
  Savings and NOW deposits..................................     58,060         57,981
  Time deposits.............................................    211,015        214,643
                                                               --------       --------
          Total deposits....................................    285,672        286,927
Accrued interest on deposits................................        217            256
Due to bank.................................................        988            424
Current income tax liability................................        351             --
Advances from Federal Home Loan Bank........................      9,000          7,000
Advance payments by borrowers for taxes and insurance.......      1,419            608
Other liabilities...........................................      1,624          1,454
                                                               --------       --------
          Total liabilities.................................    299,271        296,669
                                                               --------       --------
Stockholders' equity:
  Preferred stock...........................................         --             --
  Common stock..............................................        845            843
  Additional paid-in capital................................     17,633         17,599
  Retained income...........................................      2,431          1,844
  Net unrealized depreciation on securities available for
     sale...................................................       (149)            (6)
                                                               --------       --------
          Total stockholders' equity........................     20,760         20,280
                                                               --------       --------
          Total liabilities and stockholders' equity........   $320,031        316,949
                                                               ========       ========

           See Notes to Condensed Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                 1997        1996
                                                              ----------   ---------
                                                                   (UNAUDITED)
Interest income:
  Loans receivable..........................................  $    4,591       4,018
  Securities available for sale.............................         619         593
  Securities held to maturity...............................         237         251
  Trading securities........................................         269         510
  Federal funds sold........................................          27          19
  Deposits with banks.......................................          64          75
                                                              ----------   ---------
          Total interest income.............................       5,807       5,466
                                                              ----------   ---------
Interest expense:
  Deposits..................................................       3,163       2,897
  Other borrowed funds......................................          10         243
                                                              ----------   ---------
          Total interest expense............................       3,173       3,140
                                                              ----------   ---------
Net interest income.........................................       2,634       2,326
Provision for loan losses...................................          --         150
                                                              ----------   ---------
          Net interest income after provision for loan
            losses..........................................       2,634       2,176
                                                              ----------   ---------
Noninterest income:
  Service charges on deposits...............................         328         323
  Loan related fees and service charges.....................         122         117
  Loan servicing fees.......................................          83          68
  Net trading account losses................................        (138)       (178)
  Unrealized gain (loss) on loans held for sale.............          84        (111)
  Net gain on sale of loans.................................          54          43
  Other income..............................................          68          42
                                                              ----------   ---------
          Total noninterest income..........................         601         304
                                                              ----------   ---------
Noninterest expenses:
  Salaries and employee benefits............................       1,021       1,016
  Occupancy expense.........................................         478         467
  Loss on foreclosed real estate............................          34          33
  Deposit insurance premium.................................          63         173
  Marketing and advertising.................................         111         132
  Data processing...........................................         179         151
  Printing and office supplies..............................          73          78
  Telephone expense.........................................          66          71
  Other expense.............................................         272         270
                                                              ----------   ---------
          Total noninterest expenses........................       2,297       2,391
                                                              ----------   ---------
Income before income taxes..................................         938          89
Income tax expense..........................................         351          33
                                                              ----------   ---------
Net income..................................................  $      587   $      56
                                                              ==========   =========
Net income per share of common stock........................  $      .07   $     .01
                                                              ==========   =========
Dividends per share.........................................  $       --   $      --
                                                              ==========   =========
Weighted average number of shares outstanding...............   8,430,181   8,430,000
                                                              ==========   =========

           See Notes to Condensed Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       THREE MONTHS ENDED MARCH 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                                    NET
                                                                                UNREALIZED
                                                                               DEPRECIATION
                                                       ADDITIONAL              ON SECURITIES       TOTAL
                                              COMMON    PAID-IN     RETAINED     AVAILABLE     STOCKHOLDERS'
                                              STOCK     CAPITAL      INCOME      FOR SALE         EQUITY
                                              ------   ----------   --------   -------------   -------------
Balance at December 31, 1996................   $843     $17,599      $1,844        $  (6)         $20,280
Net proceeds from the issuance of 16,266
  shares of common stock (unaudited)........      2          34          --           --               36
Net change in unrealized depreciation on
  securities available for sale net of
  income taxes of $86 (unaudited)...........     --          --          --         (143)            (143)
Net income for the three months ended March
  31, 1997 (unaudited)......................     --          --         587           --              587
                                               ----     -------      ------        -----          -------
Balance at March 31, 1997 (unaudited).......   $845     $17,633      $2,431        $(149)         $20,760
                                               ====     =======      ======        =====          =======

           See Notes to Condensed Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               1997        1996
                                                              -------    --------
                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $   587    $     56
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision for loan losses..............................       --         150
     Net amortization of deferred loan fees.................       (3)         39
     Depreciation of premises and equipment.................      137         137
     Net (increase) decrease in trading securities..........   (3,589)      7,184
     Provision for deferred income taxes....................       --          16
     Proceeds from sales of loans held for sale.............    6,027       7,171
     Gain on sale of loans..................................      (54)        (43)
     Unrealized (gain) loss on loans held for sale..........      (84)        111
     (Increase) decrease in accrued interest receivable.....     (262)         64
     Decrease (increase) in other assets....................    1,062        (501)
     Decrease in accrued interest payable...................      (39)        (74)
     Increase in current income tax liability...............      351          --
     Increase in other liabilities and due to bank..........      734         245
                                                              -------    --------
          Net cash provided by operating activities.........    4,867      14,555
                                                              -------    --------
Cash flows from investing activities:
  Purchase of available-for-sale securities.................   (2,988)         --
  Proceeds from maturities of available-for-sale
     securities.............................................       --       2,000
  Principal repayments on available-for-sale securities.....      479         899
  Principal repayments on held-to-maturity securities.......      653         568
  Net increase in loans receivable..........................   (7,544)     (8,787)
  Proceeds from sales of foreclosed real estate.............       --         112
  Payments capitalized to foreclosed real estate............       --         (55)
  Net purchases of premises and equipment...................      (81)       (101)
                                                              -------    --------
          Net cash used in investing activities.............   (9,481)     (5,364)
                                                              -------    --------
Cash flows from financing activities:
  Net increase in demand, savings and NOW deposits..........    2,373          54
  Net (decrease) increase in time deposits..................   (3,628)     19,732
  Net proceeds from the sale of common stock................       36          --
  Net proceeds from (repayment of) Federal Home Loan Bank
     advances...............................................    2,000     (16,000)
  Net increase in advance payments by borrowers for taxes
     and insurance..........................................      811         613
                                                              -------    --------
          Net cash provided by financing activities.........    1,592       4,399
                                                              -------    --------
Net (decrease) increase in cash and cash equivalents........   (3,022)     13,590
Cash and cash equivalents at beginning of period............   17,965      10,426
                                                              -------    --------
Cash and cash equivalents at end of period..................  $14,943    $ 24,016
                                                              =======    ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Income taxes...........................................  $    --    $     18
                                                              =======    ========
     Interest...............................................  $ 3,212    $  3,214
                                                              =======    ========
  Noncash investing and financing activities:
     Transfers of loans to foreclosed real estate...........  $   626    $    199
                                                              =======    ========
     Transfer of loans held for sale to loans receivable, at
      market................................................  $    --    $ 10,603
                                                              =======    ========

           See Notes to Condensed Consolidated Financial Statements.

                          F.F.O. FINANCIAL GROUP, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  GENERAL.

     In the opinion of the management of F.F.O. Financial Group, Inc. (the "Company" or "F.F.O."), the accompanying condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position at March 31, 1997, and the results of operations and cash flows for the three-month periods ended March 31, 1997 and 1996. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. The results of operations for the three months ended March 31, 1997, are not necessarily indicative of the operating results to be anticipated for the full year.

     F.F.O. Financial Group, Inc. is a Florida corporation organized in 1988 as a unitary savings and loan holding company. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Federal Savings and Loan Association of Osceola County (the "Association"), and the Association's wholly-owned subsidiary, Gulf American Financial Corporation, which is currently inactive. All significant intercompany transactions and accounts have been eliminated in consolidation.

2.  NET INCOME PER SHARE.

     Net income per share has been computed by dividing net income by the weighted average number of shares outstanding during the period. No adjustment has been made to give effect to the shares that would be outstanding, assuming the exercise of outstanding stock options, since the impact is deemed immaterial.

3.  LOAN IMPAIRMENT AND LOSSES.

     The following summarizes the amounts of impaired loans, as defined by Statements of Financial Accounting Standards No. 114 and 118 ("SFAS No. 114 and 118"), all of which were collateral-dependent, at March 31, 1997 and December 31, 1996, and the average net investment in impaired loans and interest income recognized and received on impaired loans during the three-month periods ended March 31, 1997 and 1996 (in thousands):

                                                              MARCH 31,    DECEMBER 31,
                                                                1997           1996
                                                              ---------    ------------
                                                              (UNAUDITED)
Loans identified as impaired:
  Gross loans with related allowance for credit losses
     recorded...............................................   $ 7,989       $ 8,256
  Less: Allowances on these loans...........................    (1,848)       (1,766)
                                                               -------       -------
Net investment in impaired loans............................   $ 6,141       $ 6,490
                                                               =======       =======

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                 (UNAUDITED)
Average investment in impaired loans........................   $6,316     $4,697
                                                               ======     ======
Interest income recognized on impaired loans................   $  130     $  118
                                                               ======     ======
Interest income received on impaired loans..................   $  130     $  118
                                                               ======     ======

     An analysis of the change in the allowance for loan losses follows (in thousands):

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                 (UNAUDITED)
Balance at January 1........................................   $5,613     $5,138
Provision for loan losses...................................       --        150
Loans charged-off, net of recoveries........................      (34)       (78)
                                                               ------     ------
Balance at March 31.........................................   $5,579     $5,210
                                                               ======     ======

4.  FORECLOSED REAL ESTATE.

     Activity in the allowance for losses on foreclosed real estate was as follows (in thousands):

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                              1997        1996
                                                              -----      -------
                                                                 (UNAUDITED)
Balance at January 1........................................   $158       $1,124
Recoveries, net of charge-offs..............................      5           51
                                                               ----       ------
Balance at March 31.........................................   $163       $1,175
                                                               ====       ======

5.  IMPACT OF NEW ACCOUNTING STANDARDS.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). That Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. The Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The adoption of SFAS No. 125 had no significant effect on the Company's financial position at March 31, 1997 or results of operations for the three months then ended.

6.  PENDING MERGER.

     On April 14, 1997, the Company executed a definitive agreement to merge with Republic Bancshares, Inc. ("Republic"). Under the terms of the definitive agreement, Republic will exchange shares of its common stock for all of the outstanding shares of F.F.O.'s common stock at an exchange ratio of .29 share of Republic common stock for each share of F.F.O. common stock. The exchange ratio may be adjusted for decreases in Republic's stock price, but in no event will the exchange ratio exceed .30 share of Republic common stock for each share of F.F.O. common stock. F.F.O. has the right to terminate the transaction if Republic's stock price is less than $13.50 shortly before closing. Outstanding options for F.F.O.'s common stock will be converted into options for Republic common stock on the same terms. The transaction is expected to be completed in 1997, and is to be accounted for as a corporate reorganization under which the controlling shareholder's interest in F.F.O. will be carried forward at its historical cost while the minority interest in F.F.O. will be recorded at fair value. The proposed merger is subject to approval by the respective shareholders of F.F.O. and Republic, and approval by applicable regulatory authorities.

                          F.F.O. FINANCIAL GROUP, INC.

               REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     Hacker, Johnson, Cohen & Grieb, the Company's independent certified public accountants, have made a limited review of the financial data as of March 31, 1997, and for the three-month periods ended March 31, 1997 and 1996 presented in this document, in accordance with standards established by the American Institute of Certified Public Accountants.

     Their report, furnished pursuant to Article 10 of Regulation S-X, is included herein.

          REPORT ON REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors
F.F.O. Financial Group, Inc.
St. Cloud, Florida:

     We have reviewed the condensed consolidated balance sheet of F.F.O. Financial Group, Inc. and Subsidiaries (the "Company") as of March 31, 1997, and the related condensed consolidated statements of income and cash flows for the three-month periods ended March 31, 1997 and 1996, and the condensed consolidated statement of stockholders' equity for the three-month period ended March 31, 1997. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended (not presented herein), and in our report dated February 11, 1997, except for Note 21, as to which the date was March 11, 1997, expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1996 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                          HACKER, JOHNSON, COHEN & GRIEB

Orlando, Florida
April 17, 1997

======================================================


  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, RBI OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE AS DESCRIBED HEREIN, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE PREFERRED SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Summary...............................    1
Risk Factors..........................    9
Use of Proceeds.......................   18
Market for the Preferred Securities...   18
Accounting Treatment..................   18
Capitalization........................   19
Pro Forma Financial Data..............   20
Selected Consolidated Financial
  Data................................   26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   29
Business..............................   45
Management............................   62
Description of the Preferred
  Securities..........................   63
Description of the Junior Subordinated
  Debentures..........................   74
Description of the Guarantee..........   82
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Debentures and the Guarantee........   84
Certain Federal Income
  Tax Consequences....................   85
ERISA Considerations..................   88
Underwriting..........................   89
Validity of Securities................   90
Experts...............................   91
Available Information.................   91
Incorporation of Certain Documents by
  Reference...........................   92
Index to Financial Statements and
  Schedule............................  F-1


======================================================
======================================================

                          [REPUBLIC BANCSHARES LOGO]


                                  $25,000,000



                              RBI CAPITAL TRUST I


                              2,500,000 SHARES OF


                                % CUMULATIVE TRUST


                              PREFERRED SECURITIES


                          (LIQUIDATION AMOUNT $10 PER


                              PREFERRED SECURITY)


                      GUARANTEED, AS DESCRIBED HEREIN, BY

                           REPUBLIC BANCSHARES, INC.
                              --------------------

                                   PROSPECTUS
                              --------------------

                            WILLIM R. HOUGH & CO.

                               RYAN, BECK & CO.
                                            , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


SEC Registration Fee........................................  $  8,713
NASD Filing Fee.............................................     3,375
Legal Fees and Expenses.....................................   215,000
Trustee Fees and Expenses...................................    17,500
Accounting Fees and Expenses................................    20,000
Printing and Mailing Expenses...............................    30,000
Blue Sky Fees and Expenses..................................     7,500
Miscellaneous Expenses......................................     7,912
                                                              --------
          Total Fees and Expenses...........................  $310,000
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0850 of the Florida Business Corporation Act and the Articles of Incorporation and Bylaws of Republic Bancshares, Inc. (the "Company") provide for indemnification of the Company's directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Company carries insurance permitted by the laws of the State of Florida on behalf of Directors, officers, employees or agents which may cover liabilities under the Securities Act.

     Under the Trust Agreement of RBI Capital Trust I ("RBI Capital"), the Company will agree to indemnify each of the Trustees of RBI Capital or any predecessor Trustee for RBI Capital, and to hold each Trustee harmless against, any loss, damage, claim, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement.

ITEM 16.  EXHIBITS

     The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:


EXHIBITS                                DESCRIPTION
--------                                -----------
   1        --  Form of Underwriting Agreement.
   3.1      --  Amended and Restated Articles of Incorporation of the
                Company (incorporated by reference from Exhibit 3.1 of the
                Company's Registration Statement on Form S-4, File No.
                33-80895, dated December 28, 1995).
   3.2      --  By-laws of the Company (incorporated by reference from
                Exhibit 3.2 of the Company's Registration Statement on Form
                S-4, File No. 33-80895, dated December 28, 1995).
   4.1      --  Form of Indenture with respect to the Company's      %
                Junior Subordinated Debentures.+
   4.2      --  Form of Specimen Junior Subordinated Debenture (included in
                Exhibit 4.1).
   4.3      --  Certificate of Trust of RBI Capital Trust I.+
   4.4      --  Trust Agreement of RBI Capital Trust I.+
   4.5      --  Form of Amended and Restated Trust Agreement of RBI Capital
                Trust I.+
   4.6      --  Form of Certificate for Cumulative Trust Preferred Security
                of RBI Capital Trust I.
   4.7      --  Form of Guarantee Agreement for RBI Capital Trust I.
   4.8      --  Form of Agreement as to Expenses and Liabilities.+
   5.1      --  Opinion of Holland & Knight LLP regarding the Junior
                Subordinated Debentures.
   5.2      --  Opinion of Richards, Layton & Finger, special Delaware counsel, regarding the Cumulative Trust Preferred Securities to be issued by RBI Capital Trust I.
   8.1      --  Tax Opinion of Holland & Knight LLP.
  12        --  Statement regarding computation of earnings to fixed
                charges.
  23.1      --  Consent of Holland & Knight LLP (included in Exhibit 5.1).

EXHIBITS                                DESCRIPTION
--------                                -----------
  23.2      --  Consent of Richards, Layton & Finger (included in Exhibit
                5.2).
  23.3      --  Consent of Arthur Andersen, LLP.
  23.4      --  Consent of Hacker, Johnson, Cohen & Grieb.
  24        --  Power of Attorney.+
  25.1      --  Form T-1: Statement of Eligibility of Wilmington Trust
                Company to act as Trustee.
  25.2      --  Form T-1: Statement of Eligibility of Wilmington Trust
                Company to act as Trustee and Restated Trust Agreement.
  25.3      --  Form T-1: Statement of Eligibility of Wilmington Trust
                Company to act as Trustee and Agreement for RBI Capital
                Trust I.


---------------


+ Previously filed.



ITEM 17.  UNDERTAKINGS


     Each of the undersigned Registrants hereby undertake:

          (a) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (c) (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

              (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on the 4th day of June, 1997.


                                          REPUBLIC BANCSHARES, INC.


                                          By:      /s/ JOHN W. SAPANSKI

                                            ------------------------------------

                                                      John W. Sapanski

                                            Chairman of the Board of Directors,
                                                Chief Executive Officer and
                                                          President


     Pursuant to the requirements of the Securities Act of 1933, RBI Capital Trust I has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on the 4th day of June, 1997.


                                          RBI CAPITAL TRUST I

                                          By:      /s/ JOHN W. SAPANSKI
                                            ------------------------------------
                                                 John W. Sapanski, Trustee

                                          By:     /s/ WILLIAM R. FALZONE
                                            ------------------------------------
                                                William R. Falzone, Trustee

                                          By:    /s/ CHRISTOPHER M. HUNTER
                                            ------------------------------------

                                               Christopher M. Hunter, Trustee

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                      TITLE                      DATE
                     ---------                                      -----                      ----
               /s/ JOHN W. SAPANSKI                  Chairman, Chief Executive Officer     June 4, 1997
---------------------------------------------------    and Director (Principal Executive
                 John W. Sapanski                      Officer)

              /s/ WILLIAM R. FALZONE                 Treasurer (Principal Financial and    June 4, 1997
---------------------------------------------------    Accounting Officer)
                William R. Falzone

                         *                           Director                              June 4, 1997
---------------------------------------------------
                    Fred Hemmer

                                                     Director
---------------------------------------------------
                    Marla Hough

                         *                           Director                              June 4, 1997
---------------------------------------------------
                 William R. Hough

                         *                           Director                              June 4, 1997
---------------------------------------------------
                   Alfred T. May

                                                     Director
---------------------------------------------------
                William J. Morrison



*By: /s/ JOHN W. SAPANSKI
     ---------------------------------------------------


     John W. Sapanski


     Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBITS                                DESCRIPTION
--------                                -----------
  1         --  Form of Underwriting Agreement.
  3.1       --  Amended and Restated Articles of Incorporation of the
                Company (incorporated by reference from Exhibit 3.1 of the
                Company's Registration Statement on Form S-4, File No.
                33-80895, dated December 28, 1995).
  3.2       --  By-laws of the Company (incorporated by reference from
                Exhibit 3.2 of the Company's Registration Statement on Form
                S-4, File No. 33-80895, dated December 28, 1995).
  4.1       --  Form of Indenture with respect to the Company's      %
                Junior Subordinated Debentures.+
  4.2       --  Form of Specimen Junior Subordinated Debenture (included in
                Exhibit 4.1).
  4.3       --  Certificate of Trust of RBI Capital Trust I.+
  4.4       --  Trust Agreement of RBI Capital Trust I.+
  4.5       --  Form of Amended and Restated Trust Agreement of RBI Capital
                Trust I.+
  4.6       --  Form of Certificate for Cumulative Trust Preferred Security
                of RBI Capital Trust I.
  4.7       --  Form of Guarantee Agreement for RBI Capital Trust I.
  4.8       --  Form of Agreement as to Expenses and Liabilities.+
  5.1       --  Opinion of Holland & Knight LLP regarding the Junior
                Subordinated Debentures.
  5.2       --  Opinion of Richards, Layton & Finger, special Delaware counsel, regarding the Cumulative Trust Preferred Securities to be issued by RBI Capital Trust I.
  8.1       --  Tax Opinion of Holland & Knight LLP.
 12         --  Statement regarding computation of earnings to fixed
                charges.
 23.1       --  Consent of Holland & Knight LLP (included in Exhibit 5.1).
 23.2       --  Consent of Richards, Layton & Finger (included in Exhibit
                5.2).
 23.3       --  Consent of Arthur Andersen, LLP.
 23.4       --  Consent of Hacker, Johnson, Cohen & Grieb.
 24         --  Power of Attorney.+
 25.1       --  Form T-1: Statement of Eligibility of Wilmington Trust
                Company to act as Trustee.
 25.2       --  Form T-1: Statement of Eligibility of Wilmington Trust
                Company to act as Trustee and Restated Trust Agreement.
 25.3       --  Form T-1: Statement of Eligibility of Wilmington Trust
                Company to act as Trustee and Agreement for RBI Capital
                Trust I.



---------------



+ Previously filed.